Filed Pursuant to Rule 424(b)(3)

Registration No. 333-224820

PROSPECTUS OF NATIONAL COMMERCE CORPORATION	PROXY STATEMENT OF PREMIER COMMUNITY BANK OF FLORIDA

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

The boards of directors of Premier Community Bank of Florida (“PCB”), National Commerce Corporation (“NCC”) and National Bank of Commerce (“NBC”) have each unanimously approved a transaction that will result in the merger of PCB with and into NBC, with NBC surviving the merger. The merger agreement provides that the shareholders of PCB will receive, for each of their shares of PCB common stock, 0.4218 shares of NCC common stock and $0.93 in cash, without interest. Accordingly, NCC could issue a maximum of 1,124,975 shares of its common stock upon completion of the merger, in which case it would pay approximately $2.26 million in cash to PCB shareholders in the aggregate. Based on the closing price for a share of NCC common stock as of May 16, 2018, the most recent practicable trading day before the date of this proxy statement-prospectus, the aggregate value of the consideration to be paid to PCB shareholders would be approximately $53.3 million. Under these circumstances, following the merger, current PCB shareholders would own approximately 6.1% of the issued and outstanding common stock of NCC. A total of 1,124,975 shares of NCC common stock, the maximum number of shares of NCC common stock that may be issued in the merger, are being offered by NCC pursuant to this proxy statement-prospectus. The NCC common stock will be registered under the Securities Act of 1933, as amended, and will trade on the Nasdaq Global Select Market under the symbol “NCOM.” The market price of NCC common stock will fluctuate between the date of this proxy statement-prospectus and the date of the annual meeting of PCB’s shareholders, and between the date of the annual meeting and the closing of the proposed merger. Therefore, the actual value of the shares of NCC common stock will not be known at the time that the PCB shareholders vote at the annual meeting. PCB shareholders should obtain current market prices for shares of NCC common stock. The merger consideration is fixed; however, as described in more detail elsewhere in this proxy statement-prospectus, PCB has a contractual right to terminate the merger agreement if the average daily closing price for NCC common stock for a specified period prior to the closing of the merger is less than $33.33 per share and the decrease in the price of NCC common stock exceeds a specified threshold relative to the decrease in the Nasdaq Bank Index over the same period, unless NCC makes a compensating cash payment to PCB shareholders.

The merger cannot be completed unless the shareholders of PCB approve the merger proposal, among other conditions. PCB will hold its annual meeting of shareholders at the main office of PCB, located at 900 53rd Avenue East, Bradenton, Florida 34203, on June 26, 2018, at 9:00 a.m. local time, to consider and vote on the merger proposal, on a proposal to adjourn the annual meeting, if necessary or appropriate, to permit further solicitation of proxies and on a proposal to elect directors. Whether or not you plan to attend the annual meeting, please vote by following the voting instructions included on the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger proposal, FOR the adjournment proposal and FOR the election of the director nominees named herein. Shareholders of PCB have dissenters’ rights in connection with the proposed merger under federal law, which provides that a dissenting shareholder is entitled to receive the value of his or her shares in cash (which may be more or less than the value of the consideration that such holder would receive in the merger) if the dissenting shareholder complies with all of the requirements set forth in the applicable statute.

Richard Murray, IV President and Chief Executive Officer National Commerce Corporation	James F. Kuhlman President and Chief Executive Officer Premier Community Bank of Florida

This proxy statement-prospectus describes the annual meeting, the merger, the documents related to the merger and related matters. Please carefully read this entire proxy statement-prospectus, including “Risk Factors,” beginning on page 12 for a discussion of the risks associated with the proposed merger and with owning NCC common stock. You also can obtain information about NCC from documents that it has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of NCC common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

NCC is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore permitted to take advantage of certain reduced public company reporting requirements.

This proxy statement-prospectus is dated May 24, 2018 and is first being mailed to shareholders of PCB on or about May 24, 2018.

ABOUT THIS DOCUMENT

This proxy statement-prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-224820) filed by NCC with the Securities and Exchange Commission (the “SEC”). It constitutes a prospectus of NCC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules thereunder, with respect to the shares of NCC common stock to be issued to shareholders of PCB in the merger. In addition, it constitutes a proxy statement and a notice of meeting with respect to the annual meeting of shareholders of PCB, at which the PCB shareholders will consider and vote, among other things, upon the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger. As used in this proxy statement-prospectus, the terms “NCC” and “PCB” refer to National Commerce Corporation and Premier Community Bank of Florida, respectively. Where the context requires, “NCC” may refer to NCC and its subsidiary, National Bank of Commerce, which may be referred to individually as “NBC.” Unless the context indicates otherwise, all references to the “Agreement and Plan of Merger” or the “merger agreement” refer to the Agreement and Plan of Merger, dated March 20, 2018, by and among NCC, NBC and PCB, which is attached to the accompanying proxy statement-prospectus as Appendix A.

None of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the SEC or any state securities commission or banking agency has approved or disapproved of the securities to be issued in connection with the proposed merger or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

AVAILABLE INFORMATION

As permitted by SEC rules, this document incorporates certain important business and financial information about NCC from other documents filed by NCC with the SEC that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request.

Your requests for documents from NCC should be directed to:

National Commerce Corporation

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

Attention: William E. Matthews, V

(205) 313-8100

In order to ensure timely delivery of these documents, you should make your request no later than five business days before the annual meeting date, or by June 19, 2018.

You also can obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information,” beginning on page 79.

PCB does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC.

All information in this proxy statement-prospectus concerning NCC and its subsidiaries has been supplied by NCC, and all information in this proxy statement-prospectus concerning PCB has been supplied by PCB.

NCC and PCB have not authorized anyone to provide you with any information other than the information included in this proxy statement-prospectus and the documents to which you are referred herein. If someone provides you with other information, please do not rely on it as being authorized by NCC or PCB. This proxy statement-prospectus has been prepared as of the date on the cover page. There may be changes in the affairs of NCC or PCB since that date that are not reflected in this document. You should assume that the information incorporated by reference into this proxy statement-prospectus is accurate as of the date of such document or such other date as is specified.

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PREMIER COMMUNITY BANK OF FLORIDA

900 53rd Avenue East

Bradenton, Florida 34203

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 26, 2018

To the Shareholders of Premier Community Bank of Florida:

Premier Community Bank of Florida (“PCB”) will hold its annual meeting of shareholders at the main office of PCB, located at 900 53rd Avenue East, Bradenton, Florida 34203, on June 26, 2018 at 9:00 a.m., local time, for the following purposes:

1.     To authorize, approve and adopt the Agreement and Plan of Merger dated March 20, 2018, by and among National Commerce Corporation (“NCC”), National Bank of Commerce (“NBC”) and PCB, pursuant to which PCB will merge with and into NBC on and subject to the terms and conditions contained therein (the “merger proposal”).

2.      To approve one or more adjournments of the annual meeting, if necessary or appropriate, in order to permit further solicitation of proxies if there are not sufficient votes to approve the merger agreement at the time of the annual meeting (the “adjournment proposal”).

3.     To elect five directors, who will serve until the consummation of the merger, or if the merger is not consummated and the merger agreement is terminated, for a term of three years and until their respective successors are elected and qualified.

4.      To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

Shareholders of record at the close of business on May 17, 2018, the record date for the annual meeting, are entitled to notice of and to vote at the annual meeting or any adjournments or postponements of the annual meeting. The approval of the merger proposal requires the affirmative vote of holders of at least two-thirds of the issued and outstanding common stock of PCB. The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares represented at the meeting and entitled to vote on the matter. The election of directors requires the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors. After careful consideration, the board of directors of PCB supports the merger and recommends that you vote FOR approval of the merger proposal, FOR approval of the adjournment proposal and FOR the election of each director nominee.

The accompanying proxy statement-prospectus describes the merger proposal in detail and includes, as Appendix A, the complete text of the merger agreement. We urge you to read these materials for a description of the merger agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 12 of the accompanying proxy statement-prospectus for a discussion of certain risk factors relating to the merger.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the annual meeting, please take the time to vote by following the instructions in the enclosed proxy card and returning it as soon as possible in the enclosed postage-prepaid envelope. You may revoke your proxy at any time before it is voted in the manner described in the proxy statement-prospectus.

Under federal law, shareholders of PCB may be entitled to assert dissenters’ rights with respect to the proposed merger and to obtain payment in cash of the value of their shares upon compliance with the requirements of federal law. We have described dissenters’ rights under federal law in the proxy statement-prospectus and we have also included a copy of the relevant statutory provisions as Appendix B to the proxy statement-prospectus. We urge any shareholder of PCB who wishes to assert dissenters’ rights to read the statute carefully and to consult legal counsel before attempting to assert dissenters’ rights.

We do not know of any other matters to be presented at the annual meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

THE BOARD OF DIRECTORS

May 24, 2018

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APPENDICES
Appendix A	Agreement and Plan of Merger, dated March 20, 2018, by and among National Commerce Corporation, National Bank of Commerce and Premier Community Bank of Florida	A-1
Appendix B	Applicable Dissent Provisions	B-1
Appendix C	Fairness Opinion of Hovde Group, LLC to the PCB Board of Directors	C-1

PROXY STATEMENT-PROSPECTUS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING

      The following are some questions that you may have about the proposals to be presented at the annual meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement-prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the annual meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information” beginning on page 79.

Q:	Why am I receiving this proxy statement-prospectus?

A:

We are delivering this document to you because it is a proxy statement being used by the PCB board of directors to solicit proxies from PCB’s shareholders in connection with approval of the merger proposal and other matters. PCB’s shareholders will consider the merger proposal at the annual meeting of its shareholders (which we refer to as the “annual meeting”). This document serves as the proxy statement for the annual meeting and describes the proposals to be presented at the annual meeting. This document is also a prospectus that is being delivered to PCB’s shareholders because NCC is offering shares of its common stock to PCB shareholders in connection with the merger.

This proxy statement-prospectus contains important information about the merger and the other proposals being voted on at the annual meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending the annual meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What is the merger?

A:

NCC, NBC and PCB have entered into an Agreement and Plan of Merger, dated March 20, 2018 (which we refer to as the “merger agreement”). Under the merger agreement, PCB will be merged with and into NBC (which we refer to as the “merger”), with NBC continuing as the surviving banking association. A copy of the merger agreement is included in this proxy statement-prospectus as Appendix A.

Q:	Why have NCC and PCB decided to merge?

A:

NCC and PCB have agreed to merge for strategic reasons that they believe will benefit both parties. The board of directors of NCC believes that the merger will allow NCC to expand its presence in Florida and the board of directors of PCB believes that the financial terms of the merger offer an attractive opportunity for shareholders of PCB. See “Proposal No. 1 – The Merger; Reasons for the Merger” beginning on page 25 for additional information.

Q:	What will happen to PCB as a result of the merger?

A:	If the merger occurs, PCB will be merged with and into NBC, which is a wholly owned subsidiary of NCC, with NBC continuing as the surviving institution.

Q:	What vote is required to approve the merger proposal?

A:	Approval of the merger proposal requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of PCB common stock as of May 17, 2018.

Q:	How does the PCB board of directors recommend I vote on the merger proposal?

A:	PCB’s board of directors has unanimously approved and adopted the merger agreement and recommends that the shareholders of PCB vote FOR the merger proposal.

Q:	Does the merger proposal require the approval of NCC’s stockholders?

A:	No. The merger proposal does not require the approval of the stockholders of NCC.

Q:	What type of consideration will I receive in the merger?

A:

The merger agreement provides that the shareholders of PCB will receive, for each of their shares of PCB common stock, 0.4218 shares of NCC common stock and $0.93 in cash, without interest. In addition, in lieu of any fractional shares of NCC common stock otherwise issuable in accordance with the exchange ratio described above, NCC will pay to each former shareholder of PCB who otherwise would be entitled to receive a fractional share of NCC common stock an amount in cash (without interest) determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price (rounded to two decimal places) for a share of NCC common stock as reported by the Nasdaq Global Select Market during the ten (10) consecutive business days ending on the fifth business day prior to the date of the closing of the merger. After the merger is completed, the current shareholders of PCB will own approximately 6.1% of the issued and outstanding common stock of NCC, and approximately 5.4% of the issued and outstanding common stock of NCC if the Landmark merger is completed (assuming the issuance of the maximum possible number of shares of NCC common stock in the Landmark merger). See “Proposal No. 1 – The Merger; Structure of the Merger” on page 23 and “The Merger Agreement” beginning on page 45 for further explanation. See “Information About NCC and NBC” on page 61 for a brief description of the pending Landmark merger transaction.

As described in more detail elsewhere in this proxy statement-prospectus, under the terms of the merger agreement, if the average closing price of NCC common stock over a designated period of time prior to the closing of the merger decreases below certain specified thresholds and other specified conditions are met, the PCB board of directors would have a right to terminate the merger agreement, unless NCC elects to make a compensating cash payment to PCB shareholders. For more information regarding these termination rights and the adjustment that may result to the merger consideration, see “The Merger Agreement; Termination of the Merger Agreement; Termination Fee” beginning on page 55.

Q:	How was the merger consideration determined?

A:

The consideration to be paid to the shareholders of PCB in the merger was the result of an arm’s length negotiation between NCC and PCB, subject to the direction of their respective boards of directors and advice provided by their respective legal counsel and independent financial advisors. See “Proposal No. 1 – The Merger; Background of the Merger” beginning on page 23 for additional information.

Q:	Will the value of the merger consideration change between the date of this proxy statement-prospectus and the time the merger is completed?

A:

The amount of the cash consideration paid per share will remain $0.93 per share. However, because the exchange ratio is fixed (except for customary anti-dilution adjustments) with respect to the number of shares of NCC common stock you will receive as consideration for a portion of your shares of PCB common stock, the implied value of the stock consideration that you will receive will depend on the market value of NCC common stock when you receive your shares of NCC common stock. Based on the total number of shares of PCB common stock outstanding and reserved for issuance under outstanding options as of the date hereof, and assuming that no outstanding options are exercised prior to the merger, NCC could issue a maximum of 1,124,975 shares of its common stock upon completion of the merger and pay approximately $2.26 million in cash to PCB shareholders in the aggregate. Based on the closing price for a share of NCC common stock as of May 16, 2018, the most recent practicable trading day before the date of this proxy statement-prospectus, the aggregate value of the consideration to be received by PCB shareholders would be approximately $53.3 million. The value of the stock consideration per share of PCB common stock, based on NCC’s closing stock price on May 16, 2018, the most recent practicable trading day before the date of this proxy statement-prospectus, was $19.15 per share, after giving effect to the exchange ratio. No assurance can be given that the current market price of NCC common stock will be equivalent to the market price of NCC common stock on the date that shares of NCC common stock are received by a PCB shareholder or at any other time. You should obtain current market prices for shares of NCC common stock, which is listed on the Nasdaq Global Select Market under the symbol “NCOM.”

Q:	How will the merger affect outstanding PCB stock options?

A:

At the effective time of the merger, each outstanding and unexercised option to purchase shares of PCB common stock will be converted automatically into an option to purchase NCC common stock, at a conversion ratio equal to 0.4440 shares of NCC common stock for each share of PCB common stock subject to such option. The exercise price for each such option will equal the quotient obtained by dividing the per share exercise price for each PCB option in effect prior to the merger by the option conversion ratio of 0.4440. The option conversion ratio generally reflects the economic value that would have been received by the holder of such option if the option had been exercised prior to the merger. As of the date of this proxy statement-prospectus, there were approximately 219,478 options to purchase PCB common stock outstanding, which will convert into 97,449 options to purchase NCC common stock.

Q:	What risks should I consider before I vote on the merger proposal?

A:	You should carefully review the section captioned “Risk Factors” beginning on page 12.

Q:	Will current NCC stockholders receive any shares or cash as a result of the merger?

A:	No. After the merger, NCC stockholders will continue to own the same number of NCC shares that they owned before the merger and will not receive any shares or cash as a result of the merger.

Q:	What are the federal income tax consequences of the merger to me?

A:

It is a condition to the respective obligations of NCC and PCB to complete the merger that each party receives a legal opinion from Maynard, Cooper & Gale, P.C. that, for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. If, as expected, the merger qualifies as a “reorganization,” a U.S. holder (as defined in “Material United States Federal Income Tax Consequences of the Merger” beginning on page 42 of this proxy statement-prospectus) of PCB common stock will generally recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash treated as received in exchange for PCB common stock in the merger (excluding any cash received in lieu of fractional shares of NCC common stock) and (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for PCB common stock in the merger (excluding any cash received in lieu of fractional shares of NCC common stock) plus the fair market value of NCC common stock (including the fair market value of any NCC fractional shares treated as received in the merger) over (b) such U.S. holder’s basis in the PCB common stock exchanged. Under the merger agreement, receipt of the tax opinion may be waived by NCC and PCB prior to the closing of the merger. However, if receipt of such opinion were waived, PCB would resolicit its shareholders in the event that any change in the tax consequences were material, and would disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the registration statement on Form S-4, of which this proxy statement-prospectus is a part. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 42 for additional information.

Q:	When do the parties expect the merger to be completed?

A:

NCC and PCB are working to complete the merger in the third quarter of 2018, shortly after the annual meeting, assuming that the shareholders of PCB and all applicable regulators approve the merger and that the other conditions to closing are met. See “The Merger Agreement; Conditions to the Merger” beginning on page 48 for additional information. The parties could experience delays in meeting these conditions or be unable to meet them at all. See “Risk Factors” beginning on page 12 for a discussion of these and other risks relating to the merger.

Q:	Will I be able to sell the NCC common stock that I receive pursuant to the merger?

A:

The NCC common stock issued in the merger will be registered under the Securities Act. NCC’s common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” Therefore, you will be able to sell or transfer without restriction the shares of NCC common stock that you receive in the merger.

Q:	Are dissenters’ rights available to me in connection with this transaction?

A:

Yes. Shareholders of PCB have dissenters’ rights in connection with the proposed merger under federal law, which provides that a dissenting shareholder is entitled to receive the value of his or her shares in cash (which may be more or less than the value of the consideration that such holder would receive in the merger) if the dissenting shareholder complies with all of the requirements set forth in the applicable statute. To perfect dissenters’ rights, you must (i) either give PCB written notice of your intent to dissent from the merger prior to the annual meeting or vote against the merger at the annual meeting and (ii) deliver to NBC a written request for appraisal and any certificates representing your shares of PCB common stock within 30 days after consummation of the merger. You should read carefully the more detailed description of this procedure beginning on page 60, as well as the full text of the relevant statutory provisions, which are attached to this proxy statement-prospectus as Appendix B.

NCC’s board of directors may terminate the merger agreement and abandon the proposed merger transaction if the holders of more than 5.0% of the outstanding shares of PCB common stock exercise dissenters’ rights.

Q:	In addition to the merger proposal, what else am I being asked to vote on?

A:

In addition to the merger proposal, PCB is soliciting proxies from its shareholders with respect to the approval of a proposal providing for one or more adjournments of the annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger proposal at the time of the annual meeting. The completion of the merger is not conditioned upon the approval of the adjournment proposal. PCB is also soliciting proxies from its shareholders with respect to the election of five directors, who will serve until the consummation of the merger, or if the merger is not consummated and the merger agreement is terminated, for a term of three years and until their respective successors are elected and qualified.

Q:	What vote is required to adjourn or postpone the annual meeting?

A:	The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares represented at the meeting and entitled to vote on the matter.

Q:	What vote is required to elect directors?

A:	The election of directors requires the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.

Q:	What should I do now?

A:

After carefully reading and considering the information in this proxy statement-prospectus, follow the voting instructions included in the enclosed proxy card in order to vote your shares as soon as possible, so that your shares will be represented at the annual meeting.

NOTE: If you sign and send in your proxy card and do not indicate otherwise, your proxy will be voted FOR the merger proposal, FOR the adjournment proposal and FOR the election of each of the director nominees.

Q:	When and where is the annual meeting?

A:	The PCB annual meeting will be held at the main office of PCB, located at 900 53rd Avenue East, Bradenton, Florida 34203, on June 26, 2018 at 9:00 a.m., local time.

Q:	What constitutes a quorum for the annual meeting?

A:

The presence at the annual meeting, in person or by proxy, of holders of a majority of the outstanding shares of PCB common stock will constitute a quorum. Abstentions, if any, will be included in determining the number of shares present at the annual meeting for the purpose of determining the presence of a quorum.

Q:	What if I do not vote?

A:

If you do not vote, it will be more difficult for PCB to obtain the necessary quorum to hold its annual meeting. In addition, if you do not vote, it (i) will have the same effect as voting your shares against the merger proposal (but will not be considered a vote against the merger agreement for purposes of perfecting dissenters’ rights), (ii) will have no effect on the adjournment proposal and (iii) will have no effect on the election of directors.

Q:	Can I attend the annual meeting and vote in person?

A:

Yes. All record shareholders of PCB are invited to attend the annual meeting. Holders of record of PCB common stock can vote by proxy or in person at the annual meeting. However, whether or not you plan to attend the annual meeting, we urge you to vote by proxy to ensure that your vote is counted.

Q:	Can I change my vote after I deliver my proxy?

A:

Yes. You can change your vote at any time before your proxy is voted at the annual meeting. You can do so in three ways. First, you can revoke your proxy by giving written notice of revocation to PCB’s corporate secretary. Second, you can submit a new properly executed proxy with a later date at or before the annual meeting. The latest proxy actually received before the annual meeting will be counted, and any earlier proxies will be revoked. Third, you can attend the annual meeting and vote your shares in person. Any earlier proxy will be thereby revoked. However, simply attending the meeting without voting will not revoke your proxy.

Q:	Are there any voting agreements in place between NCC and existing PCB shareholders?

A:

Yes. At the time of the execution of the merger agreement, each director and executive officer of PCB executed a voting agreement with NCC, in which each such shareholder has agreed, among other things, to vote or cause to be voted all of his shares of PCB common stock (i) in favor of the merger proposal, (ii) against any action or agreement that would result in a breach of any covenant or agreement by PCB in the merger agreement and (iii) against any other acquisition proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger; provided, however, that such voting agreements do not preclude the directors of PCB from taking action in a manner consistent with their fiduciary duties in their capacity as directors under applicable law. The shareholders who have entered into these agreements held approximately 21.2% in the aggregate of PCB’s outstanding common stock as of May 17, 2018, the record date for the annual meeting. The obligations of these shareholders will terminate in the event that the merger agreement is terminated for any reason in accordance with its terms, without the merger having been consummated. For further information, see “The Merger Agreement; Voting Agreements.”

x

Q:	Should I send in my stock certificates now?

A:

No. If the merger is completed, NCC’s exchange agent will send all former shareholders of PCB written instructions for exchanging their PCB common stock certificates for the merger consideration that they are entitled to receive. In any event, do not send your stock certificates with your proxy card.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, holders of PCB common stock will not receive any consideration for their shares. Instead, PCB will remain as an independent bank. In addition, if the merger agreement is terminated under certain circumstances, a termination fee may be required to be paid to NCC by PCB. See “The Merger Agreement; Termination of the Merger Agreement; Termination Fee” beginning on page 55 for a discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask any questions about the merger and related matters, you should contact:

Premier Community Bank of Florida

900 53rd Avenue East

Bradenton, Florida 34203

Attention: Corporate Secretary

(941) 776-5376

A copy of any of the documents incorporated by reference in this proxy statement-prospectus will be provided to you promptly without charge if you call or write to:

National Commerce Corporation

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

Attention: William E. Matthews, V

(205) 313-8100

The documents incorporated herein by reference have been previously filed with the SEC. See “Where You Can Find More Information” beginning on page 79.

SUMMARY

This summary is a brief overview of the key aspects of the merger and the issuance of shares of NCC common stock and cash in the merger. This summary only identifies those aspects of the merger that we believe are most significant to you in your review of this proxy statement-prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this proxy statement-prospectus. To understand the merger and the issuance of cash and shares of NCC common stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the appendices included in this proxy statement-prospectus. For more information about NCC, see “Where You Can Find More Information” beginning on page 79. We have included page references in this summary to direct you to other places in this proxy statement-prospectus where you can find a more complete description of the topics we have summarized. You are urged to read all of these documents in their entirety prior to returning your proxy or voting at the annual meeting.

The Companies (See page 61 for NCC and NBC and page 62 for PCB)

National Commerce Corporation and National Bank of Commerce

NCC, a Delaware corporation, is a financial holding company headquartered in Birmingham, Alabama. NCC engages in the business of banking through NBC, its wholly owned banking subsidiary.

NBC provides a broad array of financial services to businesses, business owners, and professionals. NBC operates seven full-service banking offices in Alabama, located in Birmingham, Huntsville, Auburn-Opelika, and Baldwin County, 22 full‐service banking offices in Florida (including under the trade names United Legacy Bank, Reunion Bank of Florida, Patriot Bank and FirstAtlantic Bank) and two full‐service banking offices in the Atlanta, Georgia metro area (including under the trade names Private Bank of Buckhead, Private Bank of Decatur and PrivatePlus Mortgage).

NCC engages in the business of factoring commercial receivables through NBC’s ownership of a 70% equity interest in CBI Holding Company, LLC (“CBI”). CBI owns Corporate Billing, LLC (“Corporate Billing”), a transaction-based finance company headquartered in Decatur, Alabama, that provides factoring, invoicing, collection, and accounts receivable management services to transportation companies and automotive parts and service providers throughout the United States and parts of Canada.

In January 2018, NCC completed its acquisition of FirstAtlantic Financial Holdings, Inc. (“FirstAtlantic”) and its subsidiary, FirstAtlantic Bank, headquartered in Jacksonville, Florida. As a result of the FirstAtlantic transaction, NCC acquired eight full-service banking offices in the Jacksonville, Florida metro area. On April 24, 2018, NCC entered into a definitive agreement to acquire Landmark Bancshares, Inc., a Georgia corporation (“Landmark”), and its wholly owned banking subsidiary, First Landmark Bank, headquartered in Marietta, Georgia. The Landmark transaction remains subject to customary closing conditions, including the receipt of all required shareholder and regulatory approvals. Assuming the issuance of the maximum possible number of shares in the Landmark transaction, NCC could issue up to 2,528,367 shares of NCC common stock and pay up to $5,188,107 in cash to holders of Landmark common stock and options.

As of March 31, 2018, NCC had total assets of approximately $3.1 billion, total net loans of approximately $2.5 billion, total deposits of approximately $2.6 billion, and total shareholders’ equity of approximately $505.7 million.

NCC’s common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” NCC’s principal executive office is located at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, and its telephone number is (205) 313-8100. NCC does not maintain a standalone website, but additional information about NCC may be found on NBC’s website at www.nationalbankofcommerce.com. Information contained on the website is not part of this proxy statement-prospectus, and is not incorporated by reference herein.

PCB

PCB, formerly 1st Manatee Bank, is a Florida-chartered state nonmember bank which commenced operations in 2007 and is subject to the supervision and regulation of the Florida Office of Financial Regulation (the “FOFR”) and Federal Deposit Insurance Corporation (the “FDIC”). PCB is a full service commercial bank, providing a wide range of business and consumer financial services in its target marketplaces. PCB’s principal executive office is located at 900 53rd Avenue East, Bradenton, Florida 34203, and its telephone number is (941) 776-5376. At March 31, 2018, PCB had total assets of approximately $238.9 million, total deposits of approximately $194.4 million, total net loans of approximately $159.4 million, and shareholders’ equity of approximately $26.0 million. Additional information about PCB may be found on PCB’s website at www.pcbfl.bank. Information contained on the website is not part of this proxy statement-prospectus, and is not incorporated by reference herein.

The Merger Agreement (See page 45)

Under the terms of the merger agreement, PCB will merge with and into NBC, with NBC as the surviving bank. Both NCC and NBC will continue their existence under Delaware law and the laws of the United States, respectively, while PCB will cease to exist as a separate banking institution. The merger agreement is attached to this proxy statement-prospectus as Appendix A and is incorporated into this proxy statement-prospectus by reference. You are encouraged to read the entire merger agreement carefully, as it is the legal document that governs the proposed merger.

What You Will Receive in the Merger (See page 45)

If the merger is completed, shareholders of PCB will receive, for each share of PCB common stock, (i) 0.4218 shares of NCC common stock, which is referred to herein as the “exchange ratio,” and (ii) $0.93 in cash, without interest. Based on the total number of shares of PCB common stock outstanding and reserved for issuance under outstanding options as of the date hereof, and assuming that no outstanding options are exercised prior to the merger, NCC could issue a maximum of 1,124,975 shares of its common stock upon completion of the merger and pay approximately $2.26 million in cash to PCB shareholders in the aggregate. Based on the closing price for a share of NCC common stock as of May 16, 2018, the most recent practicable trading day before the date of this proxy statement-prospectus, the aggregate value of the consideration to be received by PCB shareholders would be approximately $53.3 million. Under these circumstances, following the merger, current PCB shareholders would own approximately 6.1% of the issued and outstanding common stock of NCC, and approximately 5.4% of the issued and outstanding common stock of NCC if the Landmark merger is completed (assuming the issuance of the maximum possible number of shares of NCC common stock in the Landmark merger).

While the amount of the cash consideration paid per share will remain $0.93 per share (subject to potential adjustment as provided for in the merger agreement and as described below), the market value of the stock consideration will fluctuate with the market price of NCC common stock.

As described in more detail elsewhere in this proxy statement-prospectus, under the terms of the merger agreement, if the average closing price of NCC common stock over a designated period of time prior to the closing of the merger decreases below certain specified thresholds and other specified conditions are met, the PCB board of directors would have a right to terminate the merger agreement, unless NCC elects to make a compensating cash payment to PCB shareholders. For more information regarding these termination rights and the adjustment that may result to the merger consideration, see “The Merger Agreement; Termination of the Merger Agreement; Termination Fee” beginning on page 55.

No fractional shares of NCC common stock will be issued in the merger. Instead, NCC will make a cash payment (without interest) to each shareholder of PCB who would otherwise receive a fractional share of NCC common stock in an amount determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price (rounded to two decimal places) for a share of NCC common stock as reported by the Nasdaq Global Select Market during the ten (10) consecutive business days ending on the fifth business day prior to the date of the closing of the merger.

What Holders of PCB Stock Options Will Receive (See page 46)

At the effective time of the merger, each outstanding and unexercised option to purchase shares of PCB common stock will be converted automatically into an option to purchase NCC common stock, at a conversion ratio equal to 0.4440 shares of NCC common stock for each share of PCB common stock subject to such option. The exercise price for each such option will equal the quotient obtained by dividing the per share exercise price for each PCB option in effect prior to the merger by the option conversion ratio of 0.4440. The option conversion ratio generally reflects the economic value that would have been received by the holder of such option if the option had been exercised prior to the merger. As of the date of this proxy statement-prospectus, there were approximately 219,478 options to purchase PCB common stock outstanding, which will convert into 97,449 options to purchase NCC common stock.

Your Expected Tax Treatment as a Result of the Merger (See page 42)

The obligation of NCC and PCB to complete the merger is conditioned upon the receipt of an opinion from Maynard, Cooper & Gale, P.C. that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger is consummated in accordance with the provisions of the merger agreement and as described herein, without waiver of any conditions to the merger described in the merger agreement or herein, and further assuming the accuracy as of the effective time of the merger of certain assumptions and representations as to factual matters by NCC and PCB, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, a U.S. holder (as defined in “Material United States Federal Income Tax Consequences of the Merger” beginning on page 42) of PCB common stock will generally recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash treated as received in exchange for PCB common stock in the merger (excluding any cash received in lieu of fractional shares of NCC common stock) and (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for PCB common stock in the merger (excluding any cash received in lieu of fractional shares of NCC common stock) plus the fair market value of NCC common stock (including the fair market value of any NCC fractional shares treated as received in the merger) over (b) such U.S. holder’s basis in the PCB common stock exchanged.

The U.S. federal income tax consequences described above may not apply to all holders of PCB common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.  Under the merger agreement, receipt of the tax opinion may be waived by NCC and PCB prior to the closing of the merger. However, if receipt of such opinion were waived, PCB would resolicit its shareholders in the event that any change in the tax consequences were material, and would disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the registration statement on Form S-4, of which this proxy statement-prospectus is a part. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 42 for additional information.

Dissenters’ Rights (See page 60)

A PCB shareholder who wishes to exercise dissenters’ rights of appraisal with respect to the merger must (i) either give written notice to PCB prior to the annual meeting that he or she dissents from the plan of merger or vote against the merger proposal at the annual meeting and (ii) deliver to NBC a written request for an appraisal of his or her shares, along with any certificates representing such shares, within 30 days after the consummation of the merger. Failure to adhere strictly to the requirements and procedures of the applicable dissenters’ rights provisions will result in the loss, termination or waiver of your right to dissent. The value of your shares determined for this purpose may be more or less than the per-share consideration to be paid in the merger. Pursuant to the merger agreement, NCC’s board of directors may terminate the merger agreement and abandon the merger if dissenters’ rights of appraisal are properly asserted with respect to more than 5.0% of the outstanding shares of PCB common stock.

If you sign and send in your proxy card and do not indicate how you want to vote on the merger proposal, your proxy will be voted FOR the merger proposal and you will effectively waive your appraisal rights. Therefore, a PCB shareholder who submits a proxy and who also wishes to exercise appraisal rights must either (i) submit a proxy containing instructions to vote against the merger proposal or (ii) abstain from voting on the merger proposal and submit a written notice to PCB prior to the annual meeting of his or her intent to dissent from the merger.

Appendix B includes the relevant statutory provisions regarding these rights. See “Dissenters’ Rights” beginning on page 60 for additional information on how to assert dissenters’ rights. In view of the complexity of the procedures specified under applicable law, shareholders who wish to pursue dissenters’ appraisal rights should promptly consult their legal, financial and tax advisors.

What NCC Stockholders Will Receive (See page 46)

NCC stockholders will not receive any consideration in the merger. After the merger, current NCC stockholders will continue to own the same number of NCC shares owned before the merger.

NCC Stock Prices (See page 19)

NCC common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” The closing price of NCC common stock on May 16, 2018, the most recent practicable trading day before the date of this proxy statement-prospectus, was $45.40. The value of the shares of NCC common stock to be issued in the merger will fluctuate between now and the closing of the merger.

NCC Dividends (See page 19)

NCC’s board of directors has not declared a dividend since its inception and does not expect to do so in 2018. Future determinations regarding dividend policy will be made at the discretion of NCC’s board of directors based on factors that it deems relevant at that time.

NCC’s Reasons for the Merger (See page 25)

NCC’s board of directors considered a number of financial and nonfinancial factors in making its decision to merge with PCB, including its respect for the ability and integrity of the PCB board of directors, management and staff. The board of directors of NCC believes that expanding NBC’s operations in the market areas where PCB operates will provide financial and strategic benefits to NBC and PCB as a combined company.

PCB’s Reasons for the Merger (See page 25)

PCB’s board of directors considered a number of factors, both financial and nonfinancial in nature, as part of its consideration of the proposed merger with NBC. The board of directors of PCB believes that the proposed acquisition of PCB by NBC will provide significant value to the shareholders of PCB and will benefit the customers and communities served by PCB.

See “Proposal No. 1 – The Merger; Reasons for the Merger” beginning on page 25 for additional information.

Opinion of PCB’s Financial Advisor (See page 27)

At a meeting of the PCB board of directors on March 20, 2018, representatives of Hovde Group, LLC (“Hovde Group”) delivered Hovde Group’s written opinion to the PCB board dated March 20, 2018, as to the fairness, as of such date, from a financial point of view, to the holders of PCB’s outstanding common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Hovde Group, dated March 20, 2018, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix C to this proxy statement-prospectus. Hovde Group provided its opinion for the information and assistance of the PCB board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of PCB common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Hovde Group does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Hovde Group opinion does not constitute a recommendation to the PCB board or any holder of PCB common stock as to how the board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. See “Proposal No. 1 – The Merger; Opinion of PCB’s Financial Advisor” beginning on page 27 for additional information.

The PCB Board of Directors Recommends Shareholder Approval of the Merger Proposal (See page 37)

The PCB board of directors has unanimously approved the merger agreement and believes that the merger is in the best interests of the shareholders of PCB. The board unanimously recommends that you vote FOR approval of the merger proposal.

Information About the Annual Meeting of Shareholders (See page 21)

The annual meeting of the shareholders of PCB will be held on June 26, 2018, at 9:00 a.m., local time. The annual meeting will be held at the main office of PCB, located at 900 53rd Avenue East, Bradenton, Florida 34203. At the annual meeting, the shareholders of PCB will be asked to:

•	Approve the merger agreement and the transactions it contemplates, including the merger;

•	Approve one or more adjournments of the annual meeting if necessary to permit further solicitation of proxies in favor of the merger proposal;

•

Elect five directors, who will serve until the consummation of the merger, or if the merger is not consummated and the merger agreement is terminated, for a term of three years and until their respective successors are elected and qualified; and

•	Consider and act upon any other matters as may properly come before the annual meeting or any adjournment or postponement thereof.

If the shareholders approve the merger agreement and the conditions to completing the merger are satisfied, the parties expect to complete the merger as soon as practicable after the annual meeting. See “The PCB Annual Meeting” beginning on page 21 for additional information.

Quorum and Vote Required at the Annual Meeting (See page 21)

Shareholders who own PCB common stock at the close of business on May 17, 2018, the record date, will be entitled to vote at the annual meeting. A majority of the issued and outstanding shares of PCB common stock as of the record date for the annual meeting must be present in person or by proxy at the annual meeting in order for a quorum to be present. If a quorum is not present at the annual meeting, the meeting will be adjourned, and no vote will be taken until and unless a quorum is present. Approval of the merger proposal requires the affirmative vote of holders of two-thirds of the shares of PCB common stock issued and outstanding on the record date. Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the shares represented at the annual meeting and entitled to vote on the matter. The election of directors requires the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors. See “The PCB Annual Meeting; Record Date, Quorum and Vote Required” on page 21 for additional information.

Share Ownership of Management (See page 64 for PCB)

PCB

As of the record date for the annual meeting, directors and executive officers of PCB had or shared voting or dispositive power over approximately 21.2% of the issued and outstanding PCB common stock. PCB’s directors and executive officers have entered into written agreements with NCC providing that they will vote the shares over which they have voting power, subject to their fiduciary duties, in favor of the merger proposal. Approval of the merger proposal requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of PCB common stock as of the record date for the annual meeting.

The directors and executive officers of NCC do not have or share voting or dispositive power over any of the issued and outstanding shares of PCB common stock.

NCC

As of the date of this proxy statement-prospectus, directors and executive officers of NCC have or share voting or dispositive power over approximately 13.4% of the issued and outstanding shares of NCC common stock (or approximately 14.2% after giving effect to vested options held by such individuals as of such date).

The directors and executive officers of PCB do not currently have or share voting or dispositive power over any of the issued and outstanding shares of NCC common stock.

Structure of the Merger (See page 23)

If the shareholders of PCB approve the merger proposal and the other conditions to the consummation of the merger are satisfied, PCB will merge with and into NBC, NBC will be the surviving banking institution in the merger and PCB will cease to exist as a separate entity.

Regulatory Approval (See page 41)

All regulatory approvals and waivers required to be obtained in connection with the merger have been received. NCC and PCB believe that the proposed merger is compatible with the applicable regulatory requirements and criteria; however, there can be no assurance that NBC and PCB will be able to comply with any required conditions or that compliance or noncompliance with any such conditions would not have adverse consequences for the combined bank after the merger.

Conditions to Completing the Merger (See page 48)

The merger will only be completed if certain conditions are met, including the following:

•	approval by shareholders of PCB of the merger proposal by the required vote;

•	approval of the merger and the transactions contemplated thereby by applicable regulatory authorities;

•

receipt of all third-party consents (other than the regulatory consents described above) necessary to consummate the merger, other than those that would not have a material adverse effect on the party required to obtain the consent if not obtained;

•	receipt by PCB and NCC of an opinion from Maynard, Cooper & Gale, P.C. that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the authorization for listing on the Nasdaq Global Select Market of the shares of NCC common stock to be issued in the merger;

•	immediately prior to the merger, PCB will have a minimum adjusted shareholders’ equity of not less than $26,000,000;

•	the repayment by PCB of all outstanding indebtedness and the release of all liens on its property;

•	subject to the materiality standards set forth in the merger agreement, the accuracy of the representations and warranties of PCB and NCC;

•

the absence of a stop order suspending the effectiveness of NCC’s registration statement under the Securities Act and any action, suit, proceeding or investigation for that purpose with respect to the shares of NCC common stock to be issued to shareholders of PCB; and

•

the absence of an order, decree or injunction enjoining or prohibiting completion of the merger, or the initiation of or known threat of any action or proceeding seeking to restrain consummation of the merger, that renders such transactions impossible or inadvisable in the opinion of either party.

If these and certain other conditions specific to the respective parties are satisfied, NCC and PCB expect that they will complete the merger in the third quarter of 2018. See “The Merger Agreement; Conditions to the Merger” beginning on page 48 for additional information.

Termination and Termination Fee (See page 55)

The merger agreement may be terminated, either before or after shareholder approval, under certain circumstances described in detail elsewhere in this proxy statement-prospectus. If NCC terminates the merger agreement because PCB’s board withdraws or changes its recommendation of the merger agreement, cancels the meeting at which the shareholders of PCB will vote on the merger proposal, allows the acquisition by any person of a majority of PCB’s outstanding common stock or recommends, approves or announces a transaction for the sale to or merger with an entity other than NCC, or if PCB terminates the merger agreement because it has received an offer for such an acquisition transaction, then PCB (or its successor) must pay NCC a termination fee of $2,500,000.

PCB’s board of directors may terminate the merger agreement if the average closing price of NCC common stock over the ten-day period ending on the fifth business day prior to the effective time of the merger is less than $33.33 and if NCC’s common stock underperforms the Nasdaq Bank Index by more than a specified threshold, unless NCC elects to make a compensating cash payment to PCB shareholders.

NCC’s board of directors may terminate the merger agreement and abandon the merger if holders of more than 5.0% of the outstanding shares of PCB common stock exercise dissenters’ rights.

Some of PCB’s Directors and Executive Officers Have Interests in the Merger that Differ from the Interests of PCB’s Shareholders Generally (See page 57)

Some of the executive officers and directors of PCB have interests in the merger that are different from, or in addition to, those of the shareholders of PCB generally. These interests and arrangements may create potential conflicts of interest. PCB’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that PCB’s shareholders vote in favor of the merger proposal. These interests include the following:

•

Pursuant to the terms of an agreement with PCB, Mont E. McNeal, Executive Vice President and Chief Lending Officer of PCB, is entitled to receive a change in control payment upon the closing of the merger.

•

James F. Kuhlman, President and Chief Executive Officer of PCB, and Brian M. Watterson, Executive Vice President and Chief Financial Officer of PCB, have entered into employment agreement termination letters with PCB, effective upon the closing of the merger, pursuant to which each such officer will receive certain payments at the time of the merger.

•

Pursuant to the merger agreement, PCB’s executives, along with all full-time employees of PCB who become employees of NBC, will be eligible to participate in any benefit plans and arrangements that are made available to NBC full-time employees, which include health and dental insurance, vision insurance, life insurance and short and long-term disability insurance.

•

Under the terms of the merger agreement, NCC has agreed to maintain director and officer liability insurance for the benefit of PCB’s directors and officers and to indemnify PCB’s directors and officers against certain liabilities.

•

At the effective time of the merger, each outstanding and unexercised option to purchase shares of PCB common stock will be converted automatically into an option to purchase NCC common stock, at a conversion ratio equal to 0.4440 shares of NCC common stock for each share of PCB common stock subject to such option. The exercise price for each such option will equal the quotient obtained by dividing the per share exercise price for each PCB option in effect prior to the merger by the option conversion ratio of 0.4440. The option conversion ratio generally reflects the economic value that would have been received by the holder of such option if the option had been exercised prior to the merger. As of the date of this proxy statement-prospectus, there were approximately 219,478 options to purchase PCB common stock outstanding. See “Security Ownership of Certain Beneficial Owners and Management of PCB” on page 64.

•

As of the date of this proxy statement-prospectus, nine employees of PCB, including Mr. Kuhlman and Mr. Watterson, have accepted offers of employment and signed employment agreements with NBC that will take effect as of the effective date of the merger.

For a more complete description of these interests, see “The Merger Agreement; Interests of Certain Persons in the Merger” beginning on page 57.

Employee Benefits of PCB Employees after the Merger (See page 54)

NCC has agreed to offer to all current employees of PCB who become employees of NCC or NBC as a result of the merger substantially similar employee benefits to those that NCC and NBC offer to employees in similar positions.

Differences in Rights of Shareholders of PCB after the Merger (See page 66)

Shareholders of PCB will become NCC stockholders as a result of the merger. Their rights as stockholders of NCC after the merger will be governed by Delaware law and by NCC’s certificate of incorporation and bylaws. The rights of NCC stockholders are different in certain respects from the rights of shareholders of PCB. See “Comparison of Rights of NCC Stockholders and PCB Shareholders” beginning on page 66 for additional information.

Risk Factors (See page 12)

You should consider all of the information contained in or incorporated by reference into this proxy statement-prospectus in deciding how to vote for the proposals presented in the proxy statement-prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 12.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF NCC

The following tables set forth selected historical consolidated financial and other data of NCC for the periods and as of the dates indicated. The historical consolidated financial data have been derived in part from NCC’s financial statements and related notes thereto. The information as of and for the three months ended March 31, 2018 and 2017 is unaudited. However, in the opinion of management of NCC, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the three months ended March 31, 2018 is not necessarily indicative of a full year’s operations. You should read the information set forth below together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and NCC’s consolidated financial statements and related notes included in NCC’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. NCC’s Annual Report on Form 10-K for the year ended December 31, 2017 was filed with the SEC on March 9, 2018, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 was filed with the SEC on May 10, 2018. These reports are incorporated by reference in this proxy statement-prospectus. The statement of income data and balance sheet data as of December 31, 2015, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 are derived from NCC’s audited consolidated financial statements and related notes for those periods, which are not incorporated by reference into this proxy statement-prospectus. The balance sheet data as of March 31, 2017 and 2018 has been derived from unaudited interim condensed consolidated financial statements that are not incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information” beginning on page 79.

	SUMMARY CONSOLIDATED FINANCIAL DATA
	As of and for the Three Months Ended		As of and for the Year Ended
(Dollars in thousands, except per share	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
information)	2018	2017	2017	2016	2015	2014	2013
Statement of Income Data
Interest income	$36,320	$24,899	$109,791	$74,563	$54,845	$31,342	$23,312
Interest expense	3,420	2,469	10,367	7,381	4,796	2,869	2,613
Net interest income	32,900	22,430	99,424	67,182	50,049	28,473	20,699
Provision for loan losses	1,318	156	3,894	3,248	1,113	978	-
Gain (loss) on sale of securities	191	-	(91)	-	-	(33)	47
Other noninterest income (1)	4,793	5,440	20,126	13,956	8,459	5,065	5,255
Merger/conversion-related expenses	2,396	387	2,320	479	764	662	257
Other noninterest expense (2)	21,855	18,074	71,199	48,600	39,481	22,791	19,428
Income before income taxes	12,315	9,253	42,046	28,811	17,150	9,074	6,316
Income tax expense	2,776	2,841	13,840	9,394	5,476	3,159	2,310
Deferred tax asset write-down	-	-	6,231	-	-	-	-
Total income tax expense	2,776	2,841	20,071	9,394	5,476	3,159	2,310
Net income before minority interest	9,539	6,412	21,975	19,417	11,674	5,915	4,006
Net income attributable to minority interest	456	493	1,907	1,564	2,069	512	-
Net income to common shareholders	9,083	5,919	20,068	17,853	9,605	5,403	4,006

Balance Sheet (at Period End)
Cash and cash equivalents	$132,825	$318,730	$235,288	$217,293	$212,457	$123,435	$124,136
Total investment securities	169,868	98,390	111,396	99,709	80,863	34,932	47,979
Mortgage loans held-for-sale	21,077	19,517	29,191	15,373	15,020	9,329	7,159
Acquired purchased credit-impaired loans	29,359	22,465	25,696	11,975	12,690	9,077	-
Acquired non-purchased credit-impaired loans	783,556	539,056	538,276	313,399	368,625	143,981	-
Nonacquired loans held for investment (3)	1,531,475	1,153,897	1,455,376	1,076,209	870,471	653,063	582,002
CBI loans (factoring receivables)	136,194	99,317	118,710	83,901	67,628	82,600	-
Total gross loans held for investment	2,480,584	1,814,735	2,138,058	1,485,484	1,319,414	888,721	582,002
Allowance for loan losses	15,839	12,565	14,985	12,113	9,842	9,802	9,119
Total intangibles	174,225	103,519	117,849	52,803	53,474	30,591	-
Total assets	3,113,766	2,445,149	2,737,676	1,950,784	1,763,369	1,138,426	791,781
Total deposits	2,551,517	2,080,307	2,285,831	1,667,710	1,514,458	971,060	678,031
FHLB and other borrowings	7,000	7,000	7,000	7,000	22,000	22,000	22,000
Subordinated debt	24,567	24,513	24,553	24,500	-	-	-
Total liabilities	2,608,040	2,127,727	2,337,718	1,713,740	1,546,733	1,002,265	702,842
Minority interest	7,391	7,427	7,348	7,309	7,372	7,239	-
Common stock	172	129	148	109	108	75	5,730
Total shareholders' equity	505,726	317,422	399,958	237,044	216,636	136,161	88,939
Tangible common equity	331,044	213,410	281,695	183,866	162,724	105,265	88,939

Selected Performance Ratios
Return on average assets (ROAA) (4)	1.18%	1.00%	0.81%	1.00%	0.72%	0.66%	0.60%
Return on average equity (ROAE)	7.35	7.67	5.65	7.89	5.55	5.55	4.61
Return on average tangible common equity (ROATCE)	11.27	11.45	8.14	10.32	6.96	6.07	4.61
Net interest margin - taxable equivalent	4.80	4.18	4.44	4.15	4.13	3.76	3.27
Efficiency ratio	64.34	66.24	61.50	60.49	68.79	69.93	75.85
Operating efficiency ratio (2)	57.98	64.85	59.56	59.90	67.48	67.96	74.86
Noninterest income / average assets	0.62	0.92	0.81	0.78	0.64	0.62	0.79
Noninterest expense / average assets	3.16	3.11	2.96	2.76	3.03	2.88	2.97
Yield on loans	5.66	5.29	5.40	5.06	5.17	4.68	4.37
Cost of total deposits	0.47	0.40	0.41	0.40	0.39	0.35	0.38

Per Share Outstanding Data
Net earnings per share	$0.53	$0.46	$1.45	$1.64	$1.04	$0.92	$0.70
Diluted net earnings per share	0.52	0.45	1.41	1.61	1.02	0.91	0.69
Common shares outstanding at period end	17,229,043	12,948,778	14,788,436	10,934,541	10,824,969	7,541,541	5,730,114
Weighted average diluted shares	17,612,298	13,283,075	14,193,433	11,093,987	9,395,741	5,960,199	5,764,285

Book value per share	29.35	24.51	27.05	21.68	20.01	18.05	15.52
Tangible book value per share	19.21	16.48	19.05	16.82	15.03	13.96	15.52

Nonperforming Assets
Nonacquired
Nonaccrual loans	$367	$68	$82	$69	$187	$2,276	$3,371
Other real estate and repossessed assets	-	1,849	-	2,068	3,873	823	845
Loans past due 90 days or more and still accruing	723	538	677	581	252	217	-
Total nonacquired nonperforming assets	1,090	2,455	759	2,718	4,312	3,316	4,216
Acquired
Nonaccrual loans	2,412	2,949	2,640	2,768	3,508	2,589	-
Other real estate and repossessed assets	999	-	1,094	-	92	557	-
Loans past due 90 days or more and still accruing	-	-	-	-	-	80	-
Total acquired nonperforming assets	3,411	2,949	3,734	2,768	3,600	3,226	-

Asset Quality Ratios
Nonperforming assets / Assets	0.14%	0.22%	0.16%	0.28%	0.45%	0.57%	0.53%
Nonperforming assets / Loans + OREO + repossessed assets	0.18	0.30	0.21	0.37	0.60	0.73	0.72
Nonacquired nonperforming assets / Nonacquired	0.08	(0.07)
loans + nonacquired OREO + nonacquired repossessed assets (3)	0.64	0.69	0.05	0.25	0.49	0.51	0.72
Net charge-offs to average loans			0.05	0.07	0.11	0.05	0.19
Allowance for loan losses to total loans	0.07	0.21	0.70	0.82	0.75	1.10	1.57
Allowance for loan losses / (Nonacquired nonaccrual loans + nonacquired loans past due 90 days or more and still accruing)	1,453.12	2,073.43	1,974.31	1,863.54	2,241.91	393.18	270.51

Additional Information - Allowance for Loan Losses
Allowance for loan losses excluding CBI loans (factoring receivables)	$15,239	$12,065	$14,985	$12,113	$9,842	$9,802	$9,119
Nonacquired loans held for investment (3)	1,531,475	1,153,897	1,455,376	1,076,209	870,471	653,063	582,002
Allowance for loan losses allocated to CBI loans (factoring receivables)	600	500	600	500	500	955	-
CBI loans (factoring receivables)	136,194	99,317	118,710	83,901	67,628	82,600	-

Capital Ratios (at Period End)
Tier 1 Leverage Ratio	10.91%	8.86%	10.89%	9.57%	9.68%	10.68%	12.18%
Tier 1 Common Capital Ratio	12.93	11.06	12.54	11.46	11.18	10.66	14.58
Tier 1 Risk-based Capital Ratio	12.93	11.06	12.54	11.46	11.18	10.66	14.58
Total Risk-based Capital Ratio	14.56	13.07	14.37	13.90	11.91	11.75	15.83
Equity / Assets	16.24	12.98	14.61	12.15	12.29	11.96	11.23
Tangible common equity to tangible assets	11.26%	9.11%	10.75	9.69	9.52	9.50	11.23

Composition of Loans Held for Investment
Owner-occupied commercial real estate	$450,276	$299,498	$378,525	$254,099	$215,021	$132,126	$71,790
Non-owner occupied commercial real estate	610,661	429,072	509,764	352,677	294,191	198,658	146,509
Commercial and industrial loans	289,907	195,206	258,577	150,268	171,160	113,788	102,286
Factored commercial receivables	136,194	99,317	118,710	83,901	67,628	82,600	-
Construction, land development and other land loans	276,604	234,861	231,030	155,813	152,862	83,663	58,372
1-4 family	592,392	446,412	508,935	387,342	333,761	221,222	162,091
Multifamily	68,647	50,624	60,054	47,060	31,128	23,420	22,316
Consumer and other	55,903	59,746	72,463	54,324	53,663	33,244	18,638
Deposit Composition
Demand	$711,278	$617,851	$697,144	$429,030	$382,946	$217,643	$128,837
NOW	520,208	345,602	362,266	262,261	202,649	154,816	107,060
Money market and savings	953,692	820,206	951,846	703,289	611,887	392,394	304,071
Retail time	121,789	64,688	63,044	64,073	87,069	74,367	15,979
Jumbo time (5)	244,550	231,960	211,531	209,057	229,907	131,840	122,084
Mortgage Metrics
Total production ($)	$114,850	$130,875	$507,563	$322,909	$281,706	$207,269	$246,649

(1) Excludes securities gains (losses)
(2) Excludes merger/conversion-related expenses
(3) Excludes CBI loans
(4) Net income to common shareholders / average assets
(5) Jumbo time deposits defined as time deposits greater than $100,000

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF NON-GAAP FINANCIAL MEASURES

Some of the financial measures included in NCC’s selected historical consolidated financial data table and other data are not measures of financial performance recognized by generally accepted accounting principles in the United States (“non-GAAP financial measures”). These non-GAAP financial measures include tangible common equity, tangible book value per share, return on average tangible common equity, efficiency ratio and operating efficiency ratio. NCC’s management uses the non-GAAP financial measures set forth below in its analysis of the company’s performance.

•	“Tangible common equity” is total shareholders’ equity less goodwill, other intangible assets and minority interest not included in intangible assets.

•

“Tangible book value per share” is defined as tangible common equity divided by total common shares outstanding. This measure is important to investors interested in changes from period to period in book value per share exclusive of changes in intangible assets.

•	“Average tangible common equity” is defined as the average of tangible common equity for the applicable period.

•	“Return on average tangible common equity,” or ROATCE, is defined as net income available to common shareholders divided by average tangible common equity.

NCC’s management believes that the measures above, each of which utilizes the concept of tangible common equity rather than total common equity, provide useful information to management and investors because they eliminate the impact of goodwill and other intangible assets created in an acquisition. These measures are commonly used by investors when assessing financial institutions.

•

“Efficiency ratio” is defined as noninterest expense divided by operating revenue (which is equal to net interest income plus noninterest income), excluding one-time gains and losses on sales of securities. This measure is important to investors looking for a measure of efficiency in productivity based on the amount of revenue generated for each dollar spent.

•

“Operating efficiency ratio” is defined as noninterest expense divided by operating revenue, excluding one-time gains and losses on sales of securities and one-time gains and expenses related to merger and acquisition activities. This measure is important to investors looking for a measure of efficiency in productivity based on the amount of revenue generated for each dollar spent.

NCC’s management believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to NCC’s financial condition, results of operations and cash flows computed in accordance with GAAP; however, management acknowledges that the non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and these disclosures are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides more detailed analysis of these non-GAAP financial measures:

	NON-GAAP RECONCILIATION
	As of and for the Three Months Ended		As of and for the Year Ended
(Dollars in thousands, except per share	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
information)	2018	2017	2017	2016	2015	2014	2013
Total shareholders' equity	$505,726	$317,422	$399,958	$237,044	$216,636	$136,161	$88,939
Less: Intangible assets	174,225	103,519	117,849	52,803	53,474	30,591	-
Less: minority interest not included in intangible assets	457	493	414	375	438	305	-
Tangible common equity	$331,044	$213,410	$281,695	$183,866	$162,724	$105,265	$88,939
Common shares outstanding at year end or period end	17,229,043	12,948,778	14,788,436	10,934,541	10,824,969	7,541,541	5,730,114
Tangible book value per share	$19.21	$16.48	$19.05	$16.82	$15.03	$13.96	$15.52
Total assets at end of period	$3,113,766	$2,445,149	$2,737,676	$1,950,784	$1,763,369	$1,138,426	$791,781
Less: Intangible assets	174,225	103,519	117,849	52,803	53,474	30,591	-
Adjusted total assets at end of period	$2,939,541	$2,341,630	2,619,827	1,897,981	1,709,895	1,107,835	791,781
Tangible common equity to tangible assets	11.26%	9.11%	10.75%	9.69%	9.52%	9.50%	11.23%
Total average shareholders' equity	$500,901	$312,971	$355,378	$226,351	$172,954	$97,326	$86,969
Less: average intangible assets	173,766	103,004	108,638	53,136	34,628	8,244	-
Less: average minority interest not included in intangible assets	326	295	332	264	267	136	-
Average tangible common equity	$326,809	$209,672	$246,408	$172,951	$138,059	$88,946	$86,969
Net income to common shareholders	9,083	5,919	20,068	17,853	9,605	5,403	4,006
Return on average tangible common equity (ROATCE)	11.27%	11.45%	8.14%	10.32%	6.96%	6.07%	4.61%
Efficiency ratio:
Net interest income	$32,900	$22,430	$99,424	$67,182	$50,049	$28,473	$20,699
Total noninterest income	4,984	5,440	20,035	13,956	8,459	5,032	5,302
Less: gain (loss) on sale of securities	191	-	(91)	-	-	(33)	47
Operating revenue	$37,693	$27,870	$119,550	$81,138	$58,508	$33,538	$25,954
Expenses:
Total noninterest expenses	$24,251	$18,461	$73,519	$49,079	$40,245	$23,453	$19,685
Efficiency ratio	64.34%	66.24%	61.50%	60.49%	68.79%	69.93%	75.85%
Operating efficiency ratio:
Net interest income	$32,900	$22,430	$99,424	$67,182	$50,049	$28,473	$20,699
Total noninterest income	4,984	5,440	20,035	13,956	8,459	5,032	5,302
Less: gain (loss) on sale of securities	191	-	(91)	-	-	(33)	47
Operating revenue	$37,693	$27,870	$119,550	$81,138	$58,508	$33,538	$25,954
Expenses:
Total noninterest expenses	$24,251	$18,461	$73,519	$49,079	$40,245	$23,453	$19,685
Less: merger/conversion-related expenses	2,396	387	2,320	479	764	662	257
Adjusted noninterest expenses	$21,855	$18,074	$71,199	$48,600	$39,481	$22,791	$19,428
Operating efficiency ratio	57.98%	64.85%	59.56%	59.90%	67.48%	67.96%	74.86%

HISTORICAL AND PRO FORMA PER SHARE DATA FOR NCC AND PCB

The table below shows the book value, dividends and earnings per share for NCC and PCB on both a historical and a pro forma combined basis. The pro forma data was derived by combining historical financial information of NCC and PCB using the acquisition method of accounting for business combinations. The information in the table below should be read in conjunction with NCC’s historical financial statements and related notes thereto, and the financial data included elsewhere in this proxy statement-prospectus. The pro forma combined information assumes that 1,027,420 shares of NCC common stock will be issued as consideration in the merger (based on 2,435,800 PCB shares outstanding as of the date of this proxy statement-prospectus, multiplied by the exchange ratio of 0.4218). The information in the following table is based on, and should be read together with, the historical consolidated financial information that NCC has presented in its prior filings with the SEC, which are incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information” beginning on page 79.

	At or for the quarter ended March 31, 2018	At or for the year ended December 31, 2017
Book value per share:
NCC	$29.35	$27.05
PCB	$10.67	$10.77
Pro forma combined	$30.39	$28.39
PCB merger equivalent*	$12.82	$11.97

Dividends declared per share:
NCC	$—	$—
PCB	$—	$—
Pro forma combined	$—	$—
PCB merger equivalent*	$—	$—

Basic earnings per share:
NCC	$0.53	$1.45
PCB	$0.11	$0.15
Pro forma combined	$0.52	$1.39
PCB merger equivalent*	$0.22	$0.58

Diluted earnings per share:
NCC	$0.52	$1.41
PCB	$0.11	$0.15
Pro forma combined	$0.51	$1.35
PCB merger equivalent*	$0.21	$0.57

* Calculated by multiplying the pro forma combined information by the exchange ratio of 0.4218.

The parties expect to incur merger and integration charges as a result of combining the companies but also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn additional revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have actually been had the companies been combined as of the dates or for the periods presented.

The market prices of NCC common stock will fluctuate between the date of this proxy statement-prospectus and the date of completion of the merger. No assurance can be given concerning the market price of NCC common stock before or after the effective date of the merger. Changes in the market price of NCC common stock prior to the completion of the merger will affect the market value of the merger consideration that PCB shareholders will receive upon completion of the merger.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the heading “A Warning About Forward-Looking Statements,” beginning on page 17, and the matters discussed under the caption “Risk Factors” in the Annual Report on Form 10-K filed by NCC for the year ended December 31, 2017, as updated by other reports filed by NCC with the SEC, you should carefully consider the following risk factors in deciding how to vote on approval of the merger proposal.

Because the market price of NCC common stock will fluctuate, PCB shareholders cannot be sure of the exact market value of the NCC common stock they may receive as merger consideration.

Upon completion of the merger, each share of PCB common stock will be converted into the right to receive merger consideration consisting of (i) 0.4218 shares of NCC common stock, which is referred to as the “exchange ratio,” and (ii) $0.93 in cash, without interest. The market value of the NCC common stock constituting a portion of the merger consideration may vary from the closing price of NCC common stock on the date the parties initially announced the merger, on the date that this proxy statement-prospectus was first mailed or delivered to PCB shareholders, on the date of the annual meeting and on the date the merger is completed and thereafter. Any change in the market price of NCC common stock prior to completion of the merger will affect the market value of the portion of the merger consideration consisting of NCC common stock. Accordingly, at the time of the annual meeting, PCB shareholders will not know or be able to calculate the exact market value of the NCC common stock constituting the stock portion of the merger consideration that PCB shareholders will receive upon completion of the merger. However, PCB’s board of directors may terminate the merger agreement if the average closing price of NCC common stock over a designated period of time immediately prior to the effective time of the merger is less than $33.33 and if NCC’s common stock underperforms the Nasdaq Bank Index by more than a specified threshold, unless NCC elects to make a compensating cash payment with respect to each PCB share to be converted into shares of NCC common stock. See “The Merger Agreement; Termination of the Merger Agreement; Termination Fee” beginning on page 55 for more information. Other than a possible compensating adjustment by NCC under these limited circumstances, the merger agreement does not provide for any adjustment to the exchange ratio based on changes in the stock price of NCC.

Upon completion of the merger, holders of PCB common stock will become holders of NCC common stock. NBC’s business and operations differ in certain important respects from that of PCB and, accordingly, the results of operations of the combined company and the market price of NCC common stock following completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of NCC and PCB. Stock prices may change as a result of a variety of factors, including general market and economic conditions, changes in NCC’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of NCC. You should obtain current market quotations for shares of NCC common stock.

Because there is no public market for PCB’s common stock, it is difficult to determine the fair value of PCB’s common stock relative to the shares of NCC common stock to be received in the merger.

The outstanding shares of PCB’s common stock are privately held and are not traded in any public market. The lack of a public market makes it difficult to determine the fair value of such stock, and, accordingly, the relative value of PCB’s common stock as compared to NCC’s common stock. PCB’s board of directors obtained a fairness opinion from its financial advisor prior to the execution of the merger agreement; however, because there is no public market for PCB’s common stock, such opinion may not be indicative of the true fair value of the shares of PCB’s common stock.

The fairness opinion obtained by PCB will not be updated before the closing of the merger.

The fairness opinion obtained by PCB is dated March 20, 2018, which is the date on which the merger agreement was signed, and speaks only as of that date. The financial, market and economic conditions and assumptions that supported the opinion may change prior to the closing of the merger, and Hovde Group is not required to update its fairness opinion to take into account such potential changes. To the knowledge of NCC and PCB, except for NCC’s entry into an agreement to acquire Landmark, there have been no material changes in NCC’s or PCB’s operations or performance, or in any of the assumptions upon which Hovde Group based its opinion as to the fairness of the merger consideration to the shareholders of PCB from a financial point of view. Please refer to the section entitled “Proposal No. 1 – The Merger; Opinion of PCB’s Financial Advisor” for more information. The fairness opinion is attached as Appendix C to this proxy statement-prospectus.

Combining NBC and PCB may be more difficult, costly or time-consuming than expected.

NBC and PCB have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, a disruption of ongoing business, or inconsistencies in the banks’ respective standards, procedures and policies that would adversely affect the ability of the combined bank to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. If difficulties arise with respect to the integration process, the economic benefits expected to result from the merger might not occur. As with any merger of financial institutions, there also may be business disruptions that cause the combined bank to lose customers or cause customers to move their business to other financial institutions.

NBC and PCB will be subject to business uncertainties while the merger is pending, which could adversely affect the banks’ respective businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on NBC and PCB and consequently on the business and stock price of NCC after the merger. Although the banks intend to take steps to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others who do business with the banks to change their existing business relationships. Employee retention could be particularly challenging during the merger, as employees may experience uncertainty about their roles in the combined bank following the merger. A departure of key employees due to the perceived uncertainty and difficulty of integration or a desire not to remain with the combined bank could adversely affect NCC’s business and the market price of its common stock.

The regulatory approval obtained in connection with the merger may be modified, suspended or revoked, or may otherwise impose conditions that we are unable to satisfy.

As of the date of this proxy statement-prospectus, the merger has been approved by the Office of the Comptroller of the Currency (the “OCC”). However, there can be no assurance as to whether any deadlines or other conditions imposed in connection with such approval will be satisfied, or whether such approval will be later modified, suspended or revoked.

The merger agreement limits PCB’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit PCB’s ability to discuss competing third-party proposals to acquire all or a significant part of PCB. In addition, PCB has agreed to pay NCC a fee of $2,500,000 if the transaction is terminated because PCB decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of PCB from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per-share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per-share price to acquire PCB than it might otherwise have proposed to pay.

NCC and PCB may waive one or more of the conditions to the merger without re-soliciting PCB shareholder approval of the merger proposal.

Each of the conditions to the obligations of NCC and PCB to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of NCC and PCB, if the condition is a condition to both parties’ obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of NCC and PCB will evaluate the materiality of any such waiver in order to determine whether amendment of this proxy statement-prospectus and the re-solicitation of the approval of the merger proposal by PCB shareholders is necessary. In the event that any such waiver is not determined to be significant enough to require re-solicitation of PCB’s shareholders, the companies will have the discretion to complete the merger without seeking further shareholder approval.

If the conditions to the merger are not met or waived, the merger will not occur.

Specified conditions in the merger agreement must be satisfied or waived in order to complete the merger, including approval of the merger proposal being submitted to shareholders of PCB. Neither NCC nor PCB can assure you that each of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, which could cause some or all of the intended benefits of the merger to be lost.

If the merger is not consummated by December 15, 2018, either NCC or PCB may choose not to proceed with the merger.

Either NCC or PCB may terminate the merger agreement if the merger has not been completed by December 15, 2018 (270 days after the date of the merger agreement), unless the failure of the merger to be completed has resulted from the material failure of the party seeking to terminate the merger agreement to perform its obligations, and subject to a possible automatic extension to March 15, 2019 (360 days after the date of the merger agreement) in the event of a pending application for regulatory approval or certain shareholder litigation.

If the merger is not completed, NCC and PCB will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of NCC and PCB has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement-prospectus and all filing fees paid to the SEC in connection with the merger. If the merger is not completed, NCC and PCB would have to recognize these expenses without realizing the expected benefits of the merger.

There is no assurance that NCC will complete the Landmark merger transaction.

Like the PCB merger transaction, the Landmark merger is subject to customary conditions to closing, include the receipt of required regulatory approvals and the approval of Landmark shareholders. If any conditions to the Landmark merger are not satisfied or waived, to the extent permitted by law, the Landmark merger will not be completed. In addition, NCC and Landmark may terminate the Landmark merger agreement under certain circumstances, even if the merger agreement is approved by Landmark shareholders. If NCC and Landmark do not complete the merger, NCC would not realize any of the expected benefits of having completed the merger. Accordingly, there is no assurance that the Landmark merger will be consummated, or if it is, the timing for its completion.

Certain directors and executive officers of PCB have interests in the merger other than their interests as shareholders.

Certain directors and executive officers of PCB have interests in the merger other than their interests as shareholders. PCB’s board of directors was aware of these interests at the time that it approved the merger. These interests may cause PCB’s directors and executive officers to view the merger proposal differently than you may view it. See “The Merger Agreement; Interests of Certain Persons in the Merger” beginning on page 57 for additional information.

PCB shareholders will experience a reduction in their percentage ownership interest and effective voting power through their stock ownership in NCC relative to their percentage ownership interest and voting power in PCB prior to the merger.

If the merger is consummated, current PCB shareholders will own approximately 6.1% of NCC’s issued and outstanding common stock, based on the number of shares of NCC’s common stock outstanding as of May 16, 2018, the most recent practicable date prior to the date of this proxy statement-prospectus, and approximately 5.4% of the issued and outstanding common stock of NCC if the Landmark merger is completed (assuming the issuance of the maximum possible number of shares of NCC common stock in the Landmark merger). Accordingly, even if former shareholders of PCB were to vote as a group, such a group could still be outvoted by NCC’s other shareholders.

The merger may fail to qualify as a tax-free reorganization under the Internal Revenue Code.

The merger has been structured to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The closing of the merger is conditioned upon the receipt by each of NCC and PCB of an opinion of Maynard, Cooper & Gale, P.C., dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in that opinion (including factual representations contained in certificates of officers of NCC and PCB) which are consistent with the state of facts existing as of the effective date of the merger, the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code. The tax opinion to be delivered in connection with the merger will not be binding on the Internal Revenue Service or the courts, and neither NCC nor PCB intends to request a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of the merger. If the merger fails to qualify as a tax-free reorganization, a PCB shareholder would likely recognize gain or loss on each share of PCB exchanged for NCC common stock in the amount of the difference between the fair market value of the NCC common stock and cash received by the PCB shareholder in exchange and the shareholder’s adjusted tax basis in the PCB shares surrendered.

See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 42 for a more detailed discussion of the federal income tax consequences of the transaction.

The market price of NCC’s common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volumes, prices, and times desired.

The trading price of NCC’s common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated fluctuations in NCC’s operating results, financial condition, or asset quality;

•	market conditions in the broader stock market in general, or in the financial services industry in particular;

•

publication of research reports about NCC, its competitors, or the bank and non-bank financial services industries generally, or changes in, or failure to meet, securities analysts’ estimates of NCC’s financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	future issuances of NCC’s common stock or other securities;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving NCC or its competitors;

•	additions or departures of key personnel;

•	trades of large blocks of NCC’s common stock;

•	economic and political conditions or events;

•	regulatory developments; and

•	other news, announcements, or disclosures (whether by NCC or others) related to NCC or its competitors or core markets, or the bank and non-bank financial services industries.

These and other factors may cause the market price and demand for NCC’s common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of NCC’s common stock.

NCC has not historically paid dividends to its stockholders and cannot guarantee that it will pay dividends to its stockholders in the future.

The holders of NCC common stock will receive dividends if and when declared by NCC’s board of directors out of legally available funds. NCC’s board of directors has not declared a dividend on NCC common stock since the company’s inception. Any future determination relating to NCC’s dividend policy will be made at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that NCC’s board of directors may deem relevant.

NCC’s principal business operations are conducted through NBC. Cash available to pay dividends to NCC’s stockholders is derived primarily from dividends paid by NBC to NCC. The ability of NBC to pay dividends to NCC, as well as NCC’s ability to pay dividends to its stockholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to NCC or NBC may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

A future issuance of stock could dilute the value of NCC common stock.

NCC’s certificate of incorporation provides that NCC may issue up to 30,000,000 shares of common stock. As of May 16, 2018, 17,229,256 shares of NCC common stock were issued and outstanding. Those shares outstanding do not include the potential issuance, as of May 16, 2018, of (i) 297,726 shares of NCC common stock subject to issuance upon the exercise of outstanding options and warrants to purchase NCC common stock, (ii) 197,846 shares of NCC common stock potentially issuable pursuant to outstanding performance awards (based on projections of the earned percentages of the respective awards as of such date), (iii) approximately 97,471 shares that have been earned but deferred (and therefore not yet issued) under the National Commerce Corporation Deferral of Compensation Plan for Key Employees and Non-Employee Directors, or (iv) up to 2,528,367 shares that may be issued in the Landmark merger. Any future issuance of new shares could cause further dilution in the value of outstanding shares of NCC common stock.

NCC’s directors and executive officers beneficially own a significant portion of the company’s outstanding common stock and have substantial influence over the company.

NCC’s directors and executive officers, as a group, beneficially owned approximately 14.2% of the shares of NCC common stock as of May 16, 2018, the most recent practicable date before the date of this proxy statement-prospectus. As a result of this level of ownership, NCC’s directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over NCC’s affairs and policies. The interests of NCC’s directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of NCC’s other stockholders to approve transactions that they may deem to be in the best interests of the company.

Shares of NCC common stock are not insured deposits and may lose value.

Shares of NCC common stock are not savings or deposit accounts and are not insured by the FDIC or any other agency or private entity. Such shares are subject to investment risk, including the possible loss of some or all of the value of your investment.

The laws that regulate NCC’s and NBC’s operations are designed for the protection of depositors and the public, not NCC’s stockholders.

The federal and state laws and regulations applicable to NCC’s and NBC’s operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the FDIC’s Deposit Insurance Fund and not for the purpose of protecting stockholders. These laws and regulations can materially affect the company’s future business. Laws and regulations now affecting NCC and NBC may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change.

The shares of NCC common stock to be received by PCB shareholders as a result of the merger will have different rights from the shares of PCB common stock.

Upon completion of the merger, PCB shareholders will become NCC stockholders and their rights as stockholders will be governed by NCC’s certificate of incorporation and bylaws. In addition, PCB is incorporated under the laws of the State of Florida, and NCC is incorporated under the laws of the State of Delaware. The rights associated with PCB common stock are different from the rights associated with NCC common stock. Please see “Comparison of Rights of NCC Stockholders and PCB Shareholders” beginning on page 66 for a discussion of the different rights associated with NCC common stock.

NCC’s corporate governance documents, and certain corporate and banking laws applicable to NCC, could make a takeover more difficult.

Certain provisions of NCC’s certificate of incorporation and bylaws, as well as corporate and federal banking laws, could make it more difficult for a third party to acquire control of NCC or conduct a proxy contest, even if those events were perceived by many of NCC’s stockholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to NCC:

•	empower NCC’s board of directors, without stockholder approval, to issue preferred stock, the terms of which, including voting power, are set by the board;

•	only permit NCC’s board of directors to call a special stockholders’ meeting;

•	prohibit the stockholders of NCC from taking any action by written consent without a meeting of stockholders;

•	require at least 120 days’ advance notice of nominations for the election of directors and the presentation of stockholder proposals at meetings of stockholders; and

•	require prior regulatory application and approval of any transaction involving control of NCC.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which NCC’s stockholders might otherwise receive a premium over the market price of NCC common stock.

Risk Factors Relating to NCC’s and NBC’s Business

NCC is, and will continue to be, subject to the risks described in NCC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information” beginning on page 79.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement-prospectus includes “forward-looking statements.” Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “objective,” “outlook,” “plan,” “potential,” “predict,” “probably,” “project,” “seek,” “shall,” “should,” “target,” “will” and other similar words and expressions of future intent or the negative version thereof. Forward-looking statements contained in this proxy statement-prospectus are based upon historical performance and on current plans, estimates and expectations in light of currently available information. The ability of NCC and PCB to predict results or the actual effect of future plans or strategies is inherently uncertain. The inclusion of this forward-looking information should not be regarded as a representation by NCC, NBC, PCB or any other person that the future plans, estimates, or expectations contemplated herein will be achieved. Accordingly, you should not place undue reliance on any forward-looking statement. Although NCC and PCB believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in the forward-looking statements include, but are not limited to, the following:

•	the costs of integrating NBC’s and PCB’s operations and Landmark’s operations (if the Landmark merger is completed), which may be greater than expected;

•	potential adverse effects to the businesses of NBC and PCB during the pendency of the merger, such as employee departures;

•	an economic downturn, especially one affecting our core market areas;

•	difficult or unfavorable conditions in the market for financial products and services generally;

•	the susceptibility of our small to medium-sized business and entrepreneurial customers to downturns in the economy, which could impair their ability to repay their loans;

•	a failure to effectively execute our growth strategy as a result of insufficient capital, competitive factors, changes in banking laws or lack of ability to control costs;

•	interest rate fluctuations, which could have an adverse effect on our profitability;

•	external economic factors, such as changes in monetary policy and inflation or deflation, which may have an adverse impact on our financial condition;

•	losses resulting from a decline in the credit quality of the assets that we hold;

•	the occurrence of various events that negatively impact the real estate market, since a significant portion of our loan portfolio is secured by real estate;

•	changes in demands for new home purchases or mortgage loan refinancings, which could impact our mortgage operations;

•	inadequacies in our allowance for estimated loan losses, which could require us to take a charge to earnings and thereby adversely affect our financial condition;

•

inaccuracies or changes in the appraised value of real estate securing the loans that we originate, which could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

•	challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•	a lack of liquidity at the bank or holding company level resulting from decreased loan repayment rates, lower deposit balances or other factors;

•	potential restraints on the ability of NBC to pay dividends to NCC, which could limit NCC’s liquidity;

•	the loss of large loan and depositor relationships;

•	changes in regulations or other occurrences in the transportation and automotive parts and services industry that negatively impact NCC’s factoring business, which is concentrated in such industries;

•	the potential impact of fraud on asset-based lending and factoring products and services;

•	an inability to adequately measure and limit the credit risk associated with our loan portfolio;

•	continued or increasing competition from other financial services providers, many of which are subject to different regulations than we are;

•	limitations on our ability to lend and to mitigate the risks associated with our lending activities as a result of our size and capital position;

•	inaccuracies in our assumptions about future events, which could result in material differences between our financial projections and actual financial performance;

•	the departure of key members of our management personnel;

•	costs arising from the environmental risks associated with making loans secured by real estate;

•	an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies;

•	failures or interruptions in our information technology systems;

•	unauthorized access to nonpublic personal information of our customers resulting from cybersecurity breaches or otherwise, which could expose us to litigation or reputational harm;

•	disruptions, security breaches or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

•	a failure in the internal controls that we have implemented to address the risks inherent to the business of banking;

•	the occurrence of adverse weather or manmade events, which could negatively affect our core markets or disrupt our operations;

•	additional regulatory requirements and restrictions on our business, which could impose additional costs on us;

•	an increase in FDIC deposit insurance assessments, which could adversely affect our earnings;

•	potential increases in our allowance for loan losses as a result of changes to accounting standards, which could adversely impact our results of operations; and

•	increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all.

The factors identified above should not be construed as an exhaustive list of factors that could cause actual results to differ materially from those contained in the forward-looking statements and should be read in conjunction with the other cautionary statements that are included in this proxy statement-prospectus, including those discussed under the heading “Risk Factors” beginning on page 12. Furthermore, new risks and uncertainties arise from time to time, and it is impossible to predict those events or how they may affect the assertions contained in any forward-looking statements herein. The forward-looking statements made in this proxy statement-prospectus are made only as of the date of this proxy statement-prospectus. NCC and PCB do not intend, and undertake no obligation, to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments, changes in assumptions or other factors affecting such statements, or otherwise.

MARKET PRICES OF AND DIVIDENDS ON NCC COMMON STOCK

NCC common stock is listed and trades on the Nasdaq Global Select Market under the symbol “NCOM.” As of May 16, 2018, there were 17,229,256 shares of NCC common stock outstanding and approximately 723 stockholders of record of NCC common stock (exclusive of holders whose shares are held in “street name” through a broker, bank or other nominee). The following table shows, for the indicated periods, the high and low sale prices per share for NCC common stock as reported on the Nasdaq Global Select Market. The closing price for a share of NCC common stock on the Nasdaq Global Select Market on March 20, 2018, which represents the last trade known to NCC’s management prior to the announcement of the proposed merger, was $45.95.

	High	Low
2018
Second Quarter (through May 16, 2018)	$45.85	$41.80
First Quarter	$46.60	$39.80

2017
Fourth Quarter	$43.80	$38.03
Third Quarter	$43.80	$38.05
Second Quarter	$40.00	$35.55
First Quarter	$39.99	$35.00

2016
Fourth Quarter	$38.00	$26.54
Third Quarter	$28.74	$22.32
Second Quarter	$24.50	$21.37
First Quarter	$25.30	$20.50

The payment of dividends by NCC and NBC is subject to certain regulations that may limit or prevent the payment of dividends in certain circumstances. Moreover, the payment of dividends is further subject to the discretion of the boards of directors of NCC and NBC. NCC’s board of directors has not declared a dividend since its inception and does not expect to do in the foreseeable future. Future determinations regarding dividend policy will be made at the discretion of NCC’s board of directors based on factors that it deems relevant at that time. No assurances can be given that any dividends on NCC’s common stock will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

MARKET PRICES OF AND DIVIDENDS ON PCB COMMON STOCK

There is no established public trading market for shares of PCB common stock. As a result, any market in PCB common stock prior to the merger should be characterized as illiquid and irregular. As of May 16, 2018, PCB had approximately 476 shareholders of record. The last known privately negotiated trade of PCB common stock of which management of PCB was aware prior to the date of this proxy statement-prospectus and the March 20, 2018 announcement of the proposed merger occurred on March 15, 2018 at a price of $11.00 per share. Information available to PCB management regarding the high and low prices (to the extent known to management) for PCB common stock is provided below. For quarters where there were no sales of PCB common stock to management’s knowledge, neither high nor low prices are given.

	High	Low
2018
Second Quarter (through May 16, 2018)	—	—
First Quarter	$11.00	$10.40

2017
Fourth Quarter	$10.50	$10.40
Third Quarter	$10.00	$10.00
Second Quarter	$10.00	$10.00
First Quarter	$11.00	$10.00

2016
Fourth Quarter	$10.00	$10.00
Third Quarter	$10.00	$10.00
Second Quarter	—	—
First Quarter	—	—

The payment of dividends by PCB is subject to certain regulations that may limit or prevent the payment of dividends in certain circumstances. Moreover, the payment of dividends is further subject to the discretion of PCB’s board of directors. PCB has not declared any dividends on its common stock since its inception.

THE PCB ANNUAL MEETING

Purpose

PCB will hold its annual meeting of shareholders on June 26, 2018, at the main office of PCB, located at 900 53rd Avenue East, Bradenton, Florida 34203, at 9:00 a.m. local time. Shareholders of PCB are receiving this proxy statement-prospectus because on May 17, 2018, the record date for the annual meeting, they owned shares of common stock of PCB, and the board of directors of PCB is soliciting proxies for the matters to be voted on at the annual meeting, as described in more detail below. Copies of this proxy statement-prospectus are being mailed to holders of PCB common stock on or about May 24, 2018, together with a proxy card for use at the annual meeting and at any adjournment(s) of the annual meeting.

At the annual meeting, shareholders of PCB will consider and vote upon the merger proposal, the adjournment proposal, the election of directors and any other matters that are properly brought before the annual meeting, or any adjournments(s) of the annual meeting. If you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you will be appointing the proxy holder as your representative at the annual meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the annual meeting. Even if you plan to attend the annual meeting, you are requested to instruct the proxy holder how to vote your shares in advance of the annual meeting in case your plans change. In the event that other matters arise at the annual meeting, the proxy holder will vote your shares according to his or her discretion. If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. If you do not return your properly executed card, or if you do not attend and cast your vote at the annual meeting, the effect will be the same as a vote against the merger proposal (but will not be considered a vote against the merger agreement for purposes of perfecting dissenters’ rights), but there will be no effect on the adjournment proposal or on the election of directors.

Record Date, Quorum and Vote Required

The record date for the annual meeting is May 17, 2018. Shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the annual meeting. As of the record date, there were 2,435,800 shares of PCB common stock issued and outstanding and entitled to vote at the annual meeting. The issued and outstanding shares are held by approximately 476 holders of record.

The presence, in person or by proxy, of a majority of the shares of PCB common stock entitled to vote is necessary to constitute a quorum at the annual meeting. Each share of PCB common stock outstanding on the record date entitles its holder to one vote on the merger proposal, the adjournment proposal and any other proposal that may properly come before the meeting. In order to determine the presence of a quorum at the annual meeting, PCB will also count as present at the annual meeting the shares of PCB common stock present in person but not voting, and the shares of common stock for which PCB has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions, as described in “The PCB Annual Meeting – Solicitation and Revocation of Proxies” below. On May 17, 2018, the record date for the meeting, there were 2,435,800 shares of PCB common stock issued and outstanding. Therefore, at least 1,217,901 shares must be represented at the annual meeting, whether in person or by proxy, in order to constitute a quorum. Approval of the merger proposal requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of PCB common stock as of the record date for the annual meeting. Accordingly, approval of the merger proposal will require the affirmative vote of the holders of at least 1,623,867 shares of PCB common stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote on the matter, and the approval of election of directors requires the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.

As of the record date for the annual meeting, PCB’s directors and executive officers beneficially owned a total of 516,636 shares, or approximately 21.2% of the issued and outstanding shares, of PCB common stock. The directors and executive officers of PCB have entered into written agreements with NCC requiring them to vote their shares in favor of the merger proposal, except as may be limited by the directors’ fiduciary obligations.

Adjournments or Postponements

In accordance with Florida law, if a quorum is not present or represented at the annual meeting, then holders of a majority of the shares represented, and who would be entitled to vote at the annual meeting if a quorum were present, will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. Any signed proxies received by PCB will be voted in favor of an adjournment or postponement in these circumstances. In addition, shareholders will be asked to approve the adjournment proposal, which provides for one or more adjournments of the annual meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes to approve the merger proposal at the time of the annual meeting. At any adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the annual meeting as originally notified. If after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the annual meeting. Any adjournment or postponement of the annual meeting will allow shareholders who have already delivered their proxies to revoke them at any time before they are used.

Solicitation and Revocation of Proxies

If you have delivered a signed proxy card for the annual meeting, you may revoke it at any time before it is voted by:

•	attending the annual meeting and voting in person;

•	giving written notice of your revocation to PCB’s corporate secretary prior to the date of the annual meeting; or

•	submitting a new properly executed proxy that is dated later than your initial proxy.

The proxy holders will vote as directed on all valid proxies that are received at or prior to the annual meeting and that are not subsequently revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, the proxy holders will vote your shares FOR approval of the merger proposal, FOR approval of the adjournment proposal and FOR the election of the nominees for directors. If any other matters are properly presented at the annual meeting for consideration, the persons named in the proxy card will have discretionary authority to vote your shares on those matters. PCB’s board of directors is not aware of any matter to be presented at the annual meeting other than the merger proposal and the adjournment proposal.

PCB will bear the cost of soliciting proxies from its shareholders. PCB will solicit shareholder votes by mail, and may also solicit certain shareholders by other means of communication, including by telephone or in person. If anyone solicits your vote in person, by telephone, or by other means of communication, they will receive no additional compensation for doing so.

How to Vote Your Shares

Please follow the instructions on your enclosed proxy card.

You should not send any stock certificates with your proxy card. If the merger agreement is approved, you will receive instructions for exchanging your stock certificates after the merger has been completed.

Dissenters’ Rights

Shareholders of PCB have dissenters’ rights with respect to the merger under applicable law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of the relevant statutes will be entitled to receive payment of the value of their shares in cash, determined in accordance with federal law. For more information regarding the exercise of these rights, see “Dissenters’ Rights” on page 60.

Recommendation of the PCB Board of Directors

PCB’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of PCB and its shareholders and recommends that you vote FOR approval of the merger proposal, FOR approval of the adjournment proposal and FOR each of the nominees for election as a director.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, PCB’s board of directors, among other things, consulted with its legal advisor, Smith Mackinnon, PA, regarding the legal terms of the merger agreement, and with its financial advisor, Hovde Group, regarding the fairness of the merger consideration to shareholders of PCB from a financial point of view. For a discussion of the factors considered by the board of directors in reaching its conclusion, see, “Proposal No. 1 – The Merger; Background of the Merger” beginning on page 23, and “Proposal No. 1 – The Merger; Reasons for the Merger” beginning on page 25. You should note that certain of PCB’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of PCB. See “The Merger Agreement; Interests of Certain Persons in the Merger” beginning on page 57.

PROPOSAL NO. 1 – THE MERGER

Structure of the Merger

If the merger is completed, PCB will merge with and into NBC, with NBC surviving the merger. As a result of the merger, PCB will cease to exist as a separate banking corporation.

The merger agreement provides that the shareholders of PCB will receive, for each of their shares of PCB common stock, (i) 0.4218 shares of NCC common stock and (ii) $0.93 in cash, without interest. In addition, in lieu of any fractional shares of NCC common stock otherwise issuable in accordance with the exchange ratio above, NCC will pay to each former shareholder of PCB who otherwise would be entitled to receive a fractional share of NCC common stock an amount in cash (without interest) determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price (rounded to two decimal places) for a share of NCC common stock as reported by the Nasdaq Global Select Market during the ten (10) consecutive business days ending on the fifth business day prior to the date of the closing of the merger.

At the effective time of the merger, each outstanding and unexercised option to purchase shares of PCB common stock will be converted automatically into an option to purchase NCC common stock, at a conversion ratio equal to 0.4440 shares of NCC common stock for each share of PCB common stock subject to such option. The exercise price for each such option will equal the quotient obtained by dividing the per share exercise price for each PCB option in effect prior to the merger by the option conversion ratio of 0.4440. The option conversion ratio generally reflects the economic value that would have been received by the holder of such option if the option had been exercised prior to the merger. As of the date of this proxy statement-prospectus, there were approximately 219,478 options to purchase PCB common stock outstanding.

Assuming (i) no holders of PCB common stock dissent from the merger and (ii) the issuance of the maximum possible number of shares in the merger (including shares issuable upon the exercise of outstanding PCB options), current PCB shareholders will own approximately 6.1% of the issued and outstanding common stock of NCC, and approximately 5.4% of the issued and outstanding common stock of NCC if the Landmark merger is completed (assuming the issuance of the maximum possible number of shares of NCC common stock in the Landmark merger).

Background of the Merger

PCB’s board of directors and senior management regularly review and assess PCB’s business strategies and objectives, including strategic opportunities for the potential of business combinations, all with the goal of enhancing value for PCB shareholders. The strategic discussions have focused on, among other things, an evaluation of potential acquisition targets, an evaluation of potential buyers and partners, the need to grow the asset base of PCB in order to leverage operating performance and improve the investor return of PCB shareholders, and an evaluation of the economic and regulatory environment facing financial institutions and PCB. Over the past two years, the PCB board of directors and management have had a number of discussions that included representatives from Hovde Group and other investment banking firms regarding the challenges of the operating environment for financial institutions, the scale needed to operate a more profitable financial institution and pathways for increasing PCB’s scale, including a potential business combination.

NCC’s board of directors engages in regular assessments of strategic alternatives for maximizing stockholder value. NCC’s objective is to build, through organic growth and acquisitions, a community banking organization of sufficient size to address efficiently the compliance and capital requirements presented by the current regulatory and economic environment, while enhancing stockholder value, expanding product lines and continuing to deliver personalized customer service with local decision-making. NCC’s board of directors and management team believe that a properly executed strategy to acquire well-managed community banks in markets with favorable growth potential can lead to enhanced stockholder value. NCC’s board of directors regularly discusses potential acquisition strategies and targets at its meetings and encourages management’s pursuit of discussions with potential merger partners. As part of its strategic planning, NCC’s management and board identified several attractive markets for potential expansion, either through acquisition or de novo entry by hiring a team of bankers. One such market is the Sarasota-Bradenton, Florida area, due to its vibrant and growing economy. With the August 2017 acquisition of Patriot Bank, NCC entered the Tampa-St. Petersburg, Florida market. From time to time, NCC’s executive officers engage in informal, non-binding discussions with potential acquisition candidates in markets of potential interest. In furtherance of this interest, NCC management has met with executives of several Sarasota-Bradenton area banks over the past few years. Sarasota-Bradenton is located south of the Tampa Bay area.

NCC’s management had met with James F. Kuhlman, President and Chief Executive Officer of PCB, on several occasions before he joined PCB (then known as 1st Manatee Bank) in May 2016. Prior to joining PCB, he had also been to visit NCC in Birmingham, where he had the opportunity to meet with members of the NCC management team. After he led the 2016 recapitalization of 1st Manatee Bank, the name of the bank was changed to Premier Community Bank of Florida. During 2016, Mr. Kuhlman and NCC’s management stayed in contact through periodic telephone calls in order to exchange ideas and monitor the status and progress of their respective institutions. On April 18, 2017, John H. Holcomb, III, NCC’s Chairman and Chief Executive Officer at that time (now NCC’s Executive Chairman), and William E. Matthews V, NCC’s Vice Chairman and Chief Financial Officer, traveled to Florida for meetings with bankers, and during that trip had a meeting with Mr. Kuhlman, Brian Watterson, PCB’s Executive Vice President and Chief Financial Officer, and George D. Pickhardt, the Chairman of PCB’s Board of Directors, at PCB’s office in Bradenton. During the meeting, PCB’s executives updated NCC on PCB’s progress under new leadership, and both parties discussed operating philosophies and goals. At the end of the meeting, the parties agreed that it would be productive to continue to stay in touch in order to learn more about one another.

On October 19, 2017, Mr. Holcomb, Mr. Matthews, and Richard Murray, IV, NCC’s President and Chief Executive Officer, traveled to Sarasota, Florida to meet with Messrs. Kuhlman, Watterson, Pickhardt and PCB director Kirk G. Boylston at Mr. Boylston’s office. The group toured the Sarasota, Florida area, discussed the local banking market and also discussed the benefits of a potential merger and how such a combination might benefit stakeholders of each company. They agreed to exchange confidential information and further study how such a merger might be valued and structured. Over the following weeks, NCC’s executives had several telephone conversations with PCB’s executives to discuss operating structures. On December 4, 2017, Mr. Matthews and John R. Bragg, NCC’s Executive Vice President – Bank Operations, traveled to Sarasota and met with Messrs. Kuhlman, Watterson, Pickhardt, and PCB director Lee Martino. The purpose of the meeting was twofold: first, to discuss operating structures, costs and potential savings available to the combined entity after system conversion, in the event a merger should be consummated; and second, to provide the NCC executives with a better understanding of PCB’s Homeowners’ Associate (HOA) deposit business, the competitive landscape and PCB’s opportunities there.

Following the December meeting, NCC refined its merger model and discussed valuation metrics internally and with its financial advisors. Mr. Matthews held several telephone conversations with Mr. Kuhlman to discuss pricing, with members of management from each company discussing the various factors that would impact their company’s desire to proceed with a potential transaction.

On January 16, 2018, NCC held its regularly scheduled board meeting, at which the NCC executives updated the board on the status of the discussions with PCB and provided a pricing proposal to be delivered to PCB. On January 17, 2018, Messrs. Holcomb and Murray (with Mr. Matthews attending by telephone) attended a meeting of the PCB board of directors in Lakewood Ranch, Florida. The NCC executives gave a presentation on NCC’s history, operating philosophies, strategy and performance. They then presented the PCB board with a non-binding letter of intent for the acquisition of PCB by NCC. The indication of interest proposed an exchange ratio of 0.4440 shares of NCC common stock per share of PCB common stock (representing approximately 95% of the merger consideration), and $18.50 per PCB share for the remaining 5% of the merger consideration. The indication of interest valued PCB at approximately $18.50 per share. NCC’s executives also indicated that NCC would want Mr. Kuhlman and other PCB executives to sign employment agreements with NCC to be effective at the time of the acquisition. The NCC executives then answered questions from the PCB directors, after which they departed the meeting to allow the PCB board to discuss and deliberate on the proposal.

Following the meeting, Mr. Kuhlman called Mr. Matthews and stated that the PCB board had voted unanimously to move forward with the proposed transaction, authorizing Mr. Kuhlman to execute the non-binding letter of intent, which was executed on January 17, 2018.

On February 2, 2018, Mr. Kuhlman and PCB’s Senior Loan Officer visited NCC’s office in Birmingham in order to review information regarding NBC, including its credit underwriting standards, loan approval processes and loan concentrations. As a result, they concluded that the cultures of both NBC and PCB were similar in nature.

NCC then conducted on-site due diligence of PCB from February 22 through 25, 2018, with off-site due diligence continuing via secure remote access. NCC subsequently confirmed with Mr. Kuhlman that its review confirmed its interest in pursuing the acquisition as contemplated.

On February 21, 2018, Maynard, Cooper & Gale, P.C., counsel to NCC, provided an initial draft of the proposed definitive merger agreement to Smith Mackinnon, PA, counsel for PCB, and on March 2, 2018, provided drafts of the ancillary agreements, such as the proposed voting agreements between NCC and the directors and certain officers of PCB. During the ensuing two-week period, the parties and their advisors negotiated the terms of the merger agreement and ancillary agreements and continued their respective due diligence processes.

A subsequent mutual due diligence meeting was held on March 12, 2018 at NCC’s offices in Birmingham, with Paul Allen of Saltmarsh, Cleaveland & Gund, P.A. (“Saltmarsh”) conducting the diligence on behalf of PCB.

On March 20, 2018, the PCB board of directors held a special meeting to discuss the terms and conditions of the proposed merger agreement. Certain members of management of PCB and representatives of Smith Mackinnon, PA and Hovde Group also participated in the meeting. At the meeting, Mr. Watterson reviewed for the directors the Saltmarsh report on its due diligence analysis of NCC, which indicated that its due diligence review resulted in no findings to recommend against the proposed merger. Hovde Group reviewed its financial analyses with respect to NCC, PCB and the proposed merger. Thereafter, representatives of Hovde Group delivered to the board its opinion that, as of March 20, 2018, and based on and subject to various assumptions, qualifications and limitations described in the opinion, the merger consideration provided under the merger agreement was fair, from a financial point of view, to the PCB shareholders. A representative of Smith Mackinnon, PA also reviewed with the directors the most recent draft of the proposed merger agreement and related transaction documents and the legal standards applicable to the board’s decisions and actions with respect to the proposed transaction. Following a discussion of these matters and the other factors listed below under “Proposal No. 1 – The Merger – Reasons for the Merger,” the PCB board concluded that the proposed merger was fair to and in the best interest of PCB and its shareholders and unanimously approved the merger agreement in substantially the form presented.

On March 20, 2018, NCC and NBC held a regularly scheduled joint meeting of their respective boards of directors. As part of that meeting, the boards reviewed the definitive merger agreement, hearing comments thereon from Maynard, Cooper & Gale, P.C., receiving reports from management on the due diligence performed and management’s recommendation regarding the merger transaction, receiving a fairness opinion from Keefe, Bruyette & Woods, Inc., NCC’s financial advisor, and then voting upon the proposed merger. After hearing these reports, and after deliberation and careful consideration, all members of the NCC and NBC boards in attendance voted to approve the merger and to authorize management to execute and deliver the merger agreement and related agreements.

In approving the merger agreement and the merger, in addition to considering the factors described below, the PCB board was aware of and considered the interests of certain directors and executive officers of PCB that are different from, or in addition to, those of the shareholders of PCB generally, including the ownership by certain directors and officers of options to purchase PCB common stock, exercisable at prices ranging from $10.00 to $10.80 per share. See “The Merger Agreement; Interests of Certain Persons in the Merger,” beginning on page 57 and “Security Ownership of Certain Beneficial Owners and Management of PCB” on page 64.

Subsequent to the PCB board meeting, the parties executed and delivered the merger agreement and ancillary agreements. The execution of the merger agreement was publicly announced on March 20, 2018.

Reasons for the Merger

The financial and other terms of the merger agreement resulted from arm’s length negotiations between NCC’s and PCB’s representatives. The following presentation of the information and factors considered by the NCC and PCB boards of directors and management teams is not intended to be exhaustive but describes several of the material factors that they considered in determining whether to approve the merger agreement and the merger. The NCC and PCB boards of directors and management teams did not assign any relative or specific weight to these factors, and individual directors or members of management may have given certain factors greater weight than others.

PCB

In reaching its determination to approve the merger and to recommend that the shareholders of PCB approve the merger, PCB’s board of directors consulted with its management, as well as its legal counsel and financial advisor, and considered a number of factors, including the following:

•

the value of the consideration to be received by PCB shareholders relative to the book value and earnings per share of PCB common stock, including particularly the relationship between the consideration and PCB’s tangible book value;

•	information concerning the financial condition, regulatory condition and business prospects of NCC;

•

the financial terms of recent business combinations in the financial services industry, particularly in the Southeast, and a comparison of the multiples of selected combinations with the terms of the proposed transaction with NCC;

•	the alternatives to the proposed merger, including remaining an independent institution;

•	the competitive and regulatory environment for financial institutions generally;

•	the business prospects for PCB going forward, as projected by management and viewed in light of the changing regulatory and competitive landscape;

•

the fact that the proposed merger will enable PCB shareholders to exchange their shares of PCB common stock for shares of NCC common stock and cash, thereby providing a liquidity opportunity to PCB shareholders;

•

the perceived risks and uncertainties attendant to PCB’s operation as an independent banking organization, including the risks and uncertainties relating to the high and increasing costs of regulatory compliance;

•	the enhanced capital position and earnings of the combined entity on a pro forma basis and the potential positive implications for the ability to grow;

•	the compatibility of NCC’s management, strategic objectives, culture and geographic footprint with those of PCB; and

•

the opinion of Hovde Group that the consideration to be received by PCB’s shareholders as a result of the merger is fair, from a financial point of view, as well as the financial analysis provided by Hovde Group.

The PCB board of directors also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with NCC were likely to outweigh substantially these risks and factors. These risks and potential negative factors included:

•	the lack of control of the PCB board of directors and PCB shareholders over the future operations and strategy of the combined company;

•

the fact that certain benefits of the merger depend on the successful operation of NCC in the future, as opposed to selling PCB entirely for cash, which would deliver all value to PCB shareholders upon the closing of such a sale; and

•	the fact that, under the merger agreement, PCB is not permitted to solicit competing proposals for the acquisition of PCB.

NCC

In deciding to engage in the merger transaction, NCC’s management and board of directors considered, among other things, the following:

•	information concerning the business, operations, earnings, asset quality, and financial condition of PCB;

•

the financial terms of the merger, including the relationship of the value of the consideration issuable in the merger to the market value, tangible book value, and earnings per share of PCB’s common stock;

•	the ability of PCB’s operations to contribute to NCC’s earnings after the merger;

•	the recent comparative earnings and financial performance of PCB and NCC;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the financial terms of such business combinations with the terms of the proposed merger;

•	the market for alternative merger or acquisition transactions in the banking industry and the likelihood of other material strategic transactions;

•

the increased importance of scale in the banking industry and the fact that the merger would increase NCC’s size to approximately $3.4 billion in total assets and provide NCC’s banking franchise with additional access to a broader base of middle market and small business prospects;

•	the compatibility of PCB’s management team, strategic objectives, culture and geographic footprint with those of NCC;

•	PCB’s familiarity with the central and southwest Florida markets;

•	the opportunity to leverage the infrastructure of NCC and NBC;

•	the nonfinancial terms of the merger, including the treatment of the merger as a tax-free reorganization for U.S. federal income tax purposes; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

Opinion of PCB’s Financial Advisor

Hovde Group has acted as PCB’s financial advisor in connection with the proposed merger. Hovde Group is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with PCB and its operations. As part of its investment banking business, Hovde Group is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions. Hovde Group has experience in, and knowledge of, banks, thrifts and their respective holding companies and is familiar with PCB. PCB’s board of directors selected Hovde Group to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde Group reviewed the financial aspects of the proposed merger with PCB’s board of directors and, on March 20, 2018, delivered a written opinion to PCB’s board of directors that, subject to the review, assumptions and limitations set forth in the opinion, the per share merger consideration to be paid in connection with the merger is fair, from a financial point of view, to the holders of the PCB’s common stock. In requesting Hovde Group’s advice and opinion, no limitations were imposed by PCB upon Hovde Group with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of Hovde Group’s written opinion is included in this proxy statement-prospectus as Appendix C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde Group. The summary of Hovde Group’s opinion included in this proxy statement-prospectus is qualified in its entirety by reference to the full text of such opinion.

Hovde Group’s opinion was directed to PCB’s board of directors and addresses only the fairness of the per share merger consideration to be paid to PCB’s shareholders in connection with the merger. Hovde Group did not opine on any individual stock, cash, or other components of consideration payable in connection with the merger. Hovde Group’s opinion does not constitute a recommendation to PCB as to whether or not PCB should enter into the merger agreement or to any shareholders of PCB as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the merger. Hovde Group’s opinion does not address the underlying business decision to proceed with the merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of PCB relative to the amount of consideration to be paid with respect to the merger. Hovde Group’s opinion should not be construed as implying that the per share merger consideration is necessarily the highest or best price that could be obtained in a sale, merger, or combination transaction with a third party. Hovde Group does not express any opinion as to the value of NCC’s common stock following the announcement of the proposed merger, or the value of NCC’s common stock following the consummation of the merger, or the prices at which shares of NCC’s common stock may be purchased or sold at any time. Other than as specifically set forth in the opinion, Hovde Group is not expressing any opinion with respect to the terms and provisions of the merger agreement or the enforceability of any such terms or provisions. Hovde Group’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of PCB or NCC.

PCB engaged Hovde Group on February 12, 2018, to serve as a financial advisor to PCB in connection with the proposed merger and to issue a fairness opinion to PCB’s board of directors in connection with such proposed transaction. Pursuant to PCB’s engagement agreement with Hovde Group, Hovde Group received from PCB a fairness opinion fee of $175,000 due upon the delivery of the fairness opinion to PCB. In addition to Hovde Group’s fees, and regardless of whether the merger is consummated, PCB has agreed to reimburse Hovde Group for certain of its reasonable out-of-pocket expenses. PCB has also agreed to indemnify Hovde Group and its affiliates for certain liabilities that may arise out of Hovde Group’s engagement.

Other than in connection with this present engagement, in the past two years Hovde Group has not provided investment banking or financial advisory services to PCB. During the past two years preceding the date of this opinion Hovde Group has not provided any investment banking or financial advisory services to NCC for which it received a fee. Hovde Group or its affiliates may presently or in the future seek or receive compensation from NCC in connection with future transactions or in connection with potential advisory services and corporate transactions, although to Hovde Group’s knowledge none are expected at this time. In the ordinary course of its business as a broker-dealer, Hovde Group may from time to time purchase securities from, and sell securities to, PCB or NCC or their affiliates, and as a market maker in securities, Hovde Group may from time to time have a long or short position in, and buy or sell, debt or equity securities of PCB or NCC for its own accounts and for the accounts of customers. Except for the foregoing, during the past two years there have not been, and there currently are, no mutual understandings contemplating in the future, any material relationships between Hovde Group and PCB or NCC.

Pursuant and subject to the provisions of the merger agreement, at the effective time of the merger, by virtue of the merger and without any further action on the part of PCB, NCC, or the holders of any shares of capital stock thereof, each share of PCB common stock issued and outstanding immediately prior to the effective time of the merger (excluding (i) shares cancelled pursuant to the merger agreement and (ii) shares held by shareholders who perfect their dissenters’ rights of appraisal as provided in the merger agreement) shall cease to be outstanding and shall be converted into and exchanged for the right to receive (i) 0.4218 shares of NCC common stock (the “Per Share Exchange Ratio”), plus (ii) $0.93 in cash, without interest (the “Per Share Cash Consideration”), plus (iii) any cash, without interest, in lieu of fractional shares as specified in the merger agreement. The Per Share Exchange Ratio and the Per Share Cash Consideration are collectively referred to as the “Per Share Merger Consideration”.

Pursuant to the merger agreement, at the effective time of the merger, each outstanding and unexercised option to purchase shares of PCB common stock (each, a “PCB Option”) will cease to represent an option to purchase PCB common stock and will be converted automatically into an option to purchase NCC common stock (each, a “NCC Option”), and NCC will assume each PCB Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the merger according to any instrument, plan or agreement governing such PCB Option; provided, however, that, after the effective time of the merger:

•

the number of shares of NCC common stock purchasable upon exercise of each PCB Option will equal the product of (A) the number of shares of PCB common stock that were purchasable under the PCB Option immediately before the effective time of the merger and (B) 0.4440 (the “Option Conversion Ratio”), rounded to the nearest whole share; and

•

the per share exercise price for each PCB Option will equal the quotient obtained by dividing (A) the per share exercise price of the PCB Option in effect immediately before the effective time of the merger by (B) the Option Conversion Ratio, rounded to the nearest cent.

Additionally, the merger agreement provides that, assuming (i) there are no dissenting shares, (ii) there is no adjustment to the Per Share Exchange Ratio or the Option Conversion Ratio, (iii) none of the PCB Options is exercised prior to the effective time of the merger, and (iv) following the effective time of the merger, all of the NCC Options are exercised by the holders thereof by paying the exercise price in cash, the holders of PCB common stock, PCB Options and NCC Options shall have the right to receive, in the aggregate, a maximum of 1,124,975 shares of NCC common stock and a maximum of $2,265,294 in aggregate Per Share Cash Consideration as a result of the merger.

As a result, with PCB’s consent, Hovde Group assumed for the purposes of its analysis and opinion that, based upon the closing price of NCC common stock as of March 16, 2018 of $46.10, the total value of the Per Share Merger Consideration equals $49,629,376, and the total value of the PCB stock option payment equals $2,271,065; therefore, the total value of the merger (the Per Share Merger Consideration plus the PCB stock option payment) equals $51,900,442.

Pursuant to the provisions of the merger agreement, the merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger. PCB may terminate the merger agreement if both of the following conditions are satisfied:

•

the average closing price of a share of NCC common stock on the Nasdaq Global Select Market for the ten trading days ending on the fifth business day prior to the closing of the merger (the “Average Quoted Price”) is less than $33.33; and

•

the quotient obtained by dividing the Average Quoted Price by $41.67 (the closing price of a share of NCC common stock on the trading day prior to the execution of the merger agreement) is less than 80% of the quotient obtained by dividing (i) the average closing price of the Nasdaq Bank Index as reported by Bloomberg LP (symbol: CBNK) for the ten trading days ending on the fifth business day prior to the closing of the merger by (ii) $4,257.24, the average closing price of the Nasdaq Bank Index for the ten trading days ending on the date prior to the date of the merger agreement.

If PCB elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to NCC at any time during the two Business Day period commencing on the Business Day following the Determination Date; provided, however, that such notice of election to terminate may be withdrawn at any time within the aforementioned two Business Day period. During the two Business Day period commencing on the Business Day following the day on which NCC receives such notice, NCC shall have the option, but not the obligation, to increase the consideration to be paid for each share of PCB Common Stock by making a cash payment (as part of the merger consideration in addition to, and not in lieu of, the Per Share Exchange Ratio and the Per Share Cash Consideration) for each share of PCB Common Stock (the “Additional Cash Payment Per Share”) in an amount (rounded to the nearest cent) equal to the product of (x) the Per Share Exchange Ratio and (y) the difference between (i) $33.33 (calculated as 80% of the Starting Price) and (ii) the Average Quoted Price; provided, however, that NCC shall not be permitted to elect to make the Additional Cash Payment Per Share if making such cash payment would preclude issuance of the opinion of counsel referred to in the merger agreement.

The consummation of the merger is subject to certain provisions set forth in the merger agreement, unless waived by NCC. The merger agreement stipulates a requirement for PCB to have, as of the close of business on the last Business Day prior to the Closing Date, Adjusted PCB Shareholders’ Equity (calculated pursuant to the merger agreement) of no less than $26,000,000. Hovde Group has assumed, with PCB’s approval and consent, for purposes of its analysis and opinion that (i) there will be no termination or cancellation of the merger, (ii) there will be no adjustments to the Per Share merger Consideration or PCB Stock Option Payment, (iii) all conditions to Closing will be met, and (iv) the merger will be consummated on substantially the terms set forth in the merger agreement.

Hovde Group’s opinion addresses only the fairness of the Per Share Merger Consideration to be paid in connection with the merger, and Hovde Group is not opining on any individual stock, cash, option, or other components of the consideration.

The following is a summary of the analyses performed and matters considered by Hovde Group in connection with its fairness opinion. The summary set forth below does not purport to be a complete description of the analyses performed by Hovde Group in rendering its opinion, but it does summarize all of the material analyses performed by Hovde Group.

During the course of its engagement and for purposes of rendering its opinion, Hovde Group:

•	reviewed a draft of the merger agreement dated March 11, 2018, as provided to Hovde Group by PCB;

•	reviewed unaudited financial statements for PCB and NCC for the twelve-month period ended December 31, 2017;

•	reviewed certain historical annual reports of each of PCB and NCC, including audited annual reports for the year ending December 31, 2016;

•	reviewed certain historical publicly available business and financial information concerning each of PCB and NCC;

•	reviewed certain internal financial statements and other financial and operating data concerning PCB;

•	reviewed financial projections prepared by certain members of senior management of PCB;

•

discussed with certain members of senior management of PCB the business, financial condition, results of operations and future prospects of PCB; the history and past and current operations of PCB; PCB’s historical financial performance; and their assessment of the rationale for the merger;

•	reviewed a due diligence report on NCC dated March 15, 2018 prepared for PCB by Saltmarsh, Cleaveland & Gund, P.A., certified public accountants, and provided to Hovde Group by PCB;

•

reviewed and analyzed materials detailing the merger prepared by PCB and NCC and by their respective legal and financial advisors, including the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the merger (the “Synergies”);

•

analyzed the pro forma financial impact of the merger on the combined company’s earnings, tangible book value, financial ratios and other such metrics Hovde Group deemed relevant, giving effect to the merger based on assumptions relating to the Synergies;

•	reviewed publicly available consensus mean analyst earnings per share estimates for NCC for the years ending December 31, 2018 and December 31, 2019;

•	assessed current general economic, market and financial conditions;

•

reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde Group considered relevant;

•	took into consideration Hovde Group’s experience in other similar transactions and securities valuations as well as Hovde Group’s knowledge of the banking and financial services industry;

•	reviewed historical market prices and trading volumes of NCC common stock;

•	reviewed certain publicly available financial and stock market data relating to selected public companies that Hovde Group deemed relevant to the analysis; and

•	performed such other analyses and considered such other factors as Hovde Group has deemed appropriate.

Hovde Group assumed, without investigation, that there have been, and from the date hereof through the effective time of the merger will be, no material changes in the financial condition and results of operations of PCB or NCC since the date of the latest financial information described above. Hovde Group further assumed, without independent verification, that the representations and financial and other information included in the merger agreement and all other related documents and instruments that are referred to therein or otherwise provided to Hovde Group by PCB and NCC are true and complete. Hovde Group relied upon the management of PCB and NCC as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde Group by PCB, and Hovde Group assumed such forecasts, projections and other forward-looking information have been reasonably prepared by PCB on a basis reflecting the best currently available information and PCB’s judgments and estimates. Hovde Group assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and Hovde Group does not assume any responsibility for the accuracy or reasonableness thereof. Hovde Group has been authorized by PCB to rely upon such forecasts, projections and other information and data, and Hovde Group expresses no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.

In performing its review, Hovde Group assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to Hovde Group from public sources, that was provided to Hovde Group by PCB or NCC or their respective representatives or that was otherwise reviewed by Hovde Group for purposes of rendering this opinion. Hovde Group further relied on the assurances of the respective managements of PCB and NCC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Hovde Group has not been asked to undertake, and has not undertaken, an independent verification of any of such information, and Hovde Group does not assume any responsibility or liability for the accuracy or completeness thereof. Hovde Group has assumed that each party to the merger agreement would advise them promptly if any information previously provided to them became inaccurate or was required to be updated during the period of Hovde Group’s review.

Hovde Group is not expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. Hovde Group assumed that such allowances for PCB and NCC are, in the aggregate, adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Hovde Group was not requested to make, and has not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of PCB or NCC, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde Group was not furnished with any such evaluations or appraisals nor did Hovde Group review any loan or credit files of PCB or NCC.

Hovde Group has undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which PCB or NCC is a party or may be subject, and Hovde Group’s opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. At the time of its opinion, Hovde Group assumed that neither PCB nor NCC was party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger contemplated by the merger agreement.

Hovde Group relied upon and assumed, with PCB’s consent and without independent verification, that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by PCB or any other party to the merger agreement and that the final merger agreement will not differ materially from the draft Hovde Group reviewed. Hovde Group assumed that the merger will be consummated in compliance with all applicable laws and regulations. PCB has advised Hovde Group that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the merger. Hovde Group assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on PCB or NCC or would have a material adverse effect on the contemplated benefits of the merger.

Hovde Group’s opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the merger on PCB, or its shareholders; (ii) any advice or opinions provided by any other advisor to the board of directors of PCB; (iii) any other strategic alternatives that might be available to PCB; or (iv) whether NCC has sufficient cash or other sources of funds to enable it to pay the consideration contemplated by the merger.

Hovde Group’s opinion is based solely upon the information available to them and described above, and the economic, market and other circumstances as they exist as of the date of the opinion. Events occurring and information that becomes available after the date of the opinion could materially affect the assumptions and analyses used in preparing the opinion. Hovde Group has not undertaken to update, revise, reaffirm or withdraw the opinion or to otherwise comment upon events occurring or information that becomes available after the date of the opinion.

In arriving at the opinion, Hovde Group did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde Group believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

The following is a summary of the material analyses prepared by Hovde Group and delivered to PCB’s board of directors on March 20, 2018 in connection with the delivery of its fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde Group, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances of the contemplated merger. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde Group did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole, and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde Group. The tables alone are not a complete description of the financial analyses.

Market Approach – Comparable Transactions. As part of its analysis, Hovde Group reviewed publicly available information related to two comparable groups (a “Regional Group” and a “Nationwide Group”) of select acquisition transactions of banks. The Regional Group consisted of acquisition transactions where targets were headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia announced since January 1, 2016, in which the target’s total assets were between $150 million and $300 million, last-twelve-months (“LTM”) return on average assets (“ROAA”) were greater than 0.00% and non-performing assets (“NPAs”) to total assets were less than 2.00%. The Nationwide Group consisted of acquisition transactions of banks in the United States announced since January 1, 2016, in which the target’s total assets were between $150 million and $300 million, last-twelve-months return on average assets were between 0.00% and 1.00%, and non-performing assets to total assets were less than 1.20%. In each case, for which financial information was available, no transaction that fit the above selection criteria was excluded. Information for the target institutions was based on balance sheet data as of, and income statement data for, the twelve months preceding the most recent quarter prior to announcement of the transactions. The resulting two groups consisted of the following transactions (17 transactions for the Regional Group and 25 transactions for the Nationwide Group):

Regional Group:
Acquiror	Target
SmartFinancial, Inc.	Tennessee Bancshares, Inc.
Select Bancorp, Inc.	Premara Financial, Inc.
Bank of McKenney	CCB Bankshares, Inc.
Entegra Financial Corp.	Chattahoochee Bank of Georgia
Charter Financial Corporation	Resurgens Bancorp
Seacoast Banking Corporation of Florida	NorthStar Banking Corporation
National Commerce Corporation	Patriot Bank
First Community Corporation	Cornerstone Bancorp
Piedmont Bancorp, Inc.	Mountain Valley Bancshares, Inc.
West Town Bancorp, Inc.	Sound Banking Company
Progress Financial Corporation	First Partners Financial, Inc.
HCBF Holding Company, Inc.	Jefferson Bankshares, Inc.
Little Bank, Inc.	Union Banc Corp.
Trustmark Corporation	RB Bancorporation
National Commerce Corporation	Private Bancshares, Inc.
Stonegate Bank	Insignia Bank
Pinnacle Financial Corporation	Independence Bank of Georgia

Nationwide Group:
Acquiror	Target
Bank of Southern California, NA	Americas United Bank
Guaranty Bancshares, Inc.	Westbound Bank
SmartFinancial, Inc.	Tennessee Bancshares, Inc.
Investor group	Bancorp of Lexington Inc.
Atlantic Community Bancshares, Inc.	BBN Financial Corporation
Bank of Marin Bancorp	Bank of Napa, N.A.
Select Bancorp, Inc.	Premara Financial, Inc.
Bank of McKenney	CCB Bankshares, Inc.
Entegra Financial Corp.	Chattahoochee Bank of Georgia
QCR Holdings, Inc.	Guaranty Bank and Trust Co.
Seacoast Banking Corporation of Florida	NorthStar Banking Corporation
Mid Penn Bancorp, Inc.	Scottdale Bank & Trust Company
Investar Holding Corporation	Citizens Bancshares, Inc.
West Town Bancorp, Inc.	Sound Banking Company
HCBF Holding Company, Inc.	Jefferson Bankshares, Inc.
Trustmark Corporation	RB Bancorporation
Heartland Financial USA, Inc.	Founders Bancorp
Independent Bank Corp.	Island Bancorp, Inc.
Stonegate Bank	Insignia Bank
Pinnacle Financial Corporation	Independence Bank of Georgia
RCB Holding Company, Inc.	Cornerstone Alliance, Ltd.
Central Valley Community Bancorp	Sierra Vista Bank
Independent Bank Corp.	New England Bancorp, Inc.
Lakeland Bancorp, Inc.	Harmony Bank
County Bank Corp	Capac Bancorp, Inc.

For each precedent transaction, Hovde Group compared the implied ratio of the acquisition transaction value to certain financial characteristics of PCB as follows:

•	the multiple of the purchase consideration to the acquired company’s LTM net earnings per share (the “Price-to-LTM Earnings Multiple”);

•	the multiple of the purchase consideration to the acquired company’s tangible common book value (the “Price-to-Tangible Common Book Value Multiple”);

•	the multiple of the purchase consideration to the acquired company’s adjusted tangible common book value (the “Price-to-Adjusted Tangible Common Book Value”); and

•	the multiple of the difference between the purchase consideration and the acquired company’s tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were based upon the total value of the merger to be received by the stockholders of the PCB of $51,900,442 and were based on December 31, 2017 financial results for PCB.

	Price-to-LTM Earnings Multiple (1)	Price-to-Tangible Common Book Value Multiple	Price-to-Adjusted Common Tangible Book Value (2)	Premium-to-Core Deposits Multiple (3)
Total Merger Value	144.2x	197.8%	259.4%	20.0%

Precedent Transactions Regional Group:
Median	21.6x	153.2%	162.5%	6.8%
Minimum	14.8x	99.0%	99.0%	-0.1%
Maximum	29.9x	177.0%	196.3%	14.3%

Precedent Transactions Nationwide Group:
Median	22.3x	144.2%	157.0%	6.6%
Minimum	12.2x	89.8%	89.8%	-1.1%
Maximum	29.9x	191.7%	213.0%	12.3%

(1)	Price to LTM EPS multiples are considered not meaningful for values greater than 30.0x.
(2)

Price-to-Adjusted Common Tangible Book Value equals the adjusted purchase price divided by core capital where: (a) core capital equals total tangible assets multiplied by 8%; (b) excess capital equals total tangible book value less core capital; and (c) adjusted purchase price equals implied value of the merger less excess capital (assumes dollar-for-dollar payment on excess capital).

(3)	Core deposits are defined as total deposits less foreign deposits and time deposit accounts greater than $100,000.

Using publicly available information, Hovde Group compared the financial performance of PCB with that of the median of the precedent transactions from both the Regional and Nationwide Groups. The performance highlights are based on December 31, 2017 financial results of PCB.

	Tangible Equity/ Tangible Assets	Core Deposits (2)	LTM ROAA (3)	LTM ROAE (3)	Efficiency Ratio	NPAs/ Assets (4)	LLR/ NPLs (5)
PCB (1)	13.04%	79.5%	0.20%	1.40%	84.8%	0.80%	94.2%

Precedent Transactions – Regional Group Median	10.17%	80.2%	0.71%	6.68%	74.8%	0.76%	194.5%

Precedent Transactions – Nationwide Group Median	10.23%	84.0%	0.63%	6.16%	75.3%	0.36%	166.3%

(1)	PCB’s financial data as of December 31, 2017.
(2)	Core deposits exclude foreign deposits and time deposit accounts greater than $100,000.
(3)	LTM ROAA and LTM ROAE are shown tax-affected for S Corporations.
(4)	Non-performing assets as a percentage of total assets (includes restructured loans and leases).
(5)	Loan Loss Reserve (“LLR”) as a percentage of non-performing loans.

No company or transaction used as a comparison in the above transaction analyses is identical to PCB, and no transaction was consummated on terms identical to the terms of the merger agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies. The resulting values of the Precedent Transactions Regional Group using the median values for the four valuation metrics set forth above indicated an implied aggregate valuation ranging between $7.8 million and $40.2 million compared to the total value of the merger of $51.9 million. The resulting values of the Precedent Transactions Nationwide Group using the median values for the four valuation metrics set forth above indicated an implied aggregate valuation ranging between $8.0 million and $37.8 million compared to the total value of the merger of $51.9 million.

Income Approach – Discounted Cash Flow Analysis. Taking into account various factors including, but not limited to, PCB’s recent performance, the current banking environment and the local economy in which PCB operates, Hovde Group determined, in consultation with and based on information provided by management of PCB, earnings estimates for PCB over a forward looking six year period, and in consultation with PCB management, developed the forward-looking projections and key assumptions which formed the basis for the discounted cash flow analyses. The resulting projected PCB net income numbers used for the analysis were $2.0 million for 2018, $3.6 million for 2019, $4.0 million for 2020, $4.4 million for 2021, $4.8 million for 2022, and $5.3 million for 2023.

To determine present values of PCB based on these projections, Hovde Group utilized two discounted cash flow models, each of which capitalized terminal values using different multiples: (1) Terminal Price/Earnings Multiple (“DCF Terminal P/E Multiple”); and, (2) Terminal Price/Tangible Book Value Multiple (“DCF Terminal P/TBV Multiple”).

In the DCF Terminal P/E Multiple analysis, an estimated value of PCB’s common stock was calculated based on the present value of PCB’s after-tax net income based on PCB management’s forward-looking projections. Hovde Group utilized a terminal value at the end of 2023 by applying a five point range of price-to-earnings multiples of 19.6x to 23.6x, which is based around the median price-to-earnings multiple derived from transactions in the Regional Group of 21.6x. The present value of PCB’s projected dividends, of which there were none projected, plus the terminal value was then calculated assuming a range of discount rates between 12.85% and 14.85%, with a midpoint of 13.85% discounted over a period of 5.79 years. This range of discount rates was chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of PCB’s common stock. The range of discount rates utilized the buildup method to determine such required rates of return and was based upon the risk-free interest rate, an equity risk premium, an industry risk premium, and a size premium which resulted in a discount rate of 13.85% used as the midpoint of the five point range of discount rates of 12.85% to 14.85%. The resulting aggregate values of PCB’s common stock based on the DCF Terminal P/E Multiple applied to the 2023 projected earnings of $5.3 million and then discounted over a 5.79 year period utilizing the five point range of discount rates set forth above resulted in implied aggregate values between $46.19 million and $61.61 million with a midpoint of $53.57 million.

In the DCF Terminal P/TBV Multiple model, the same earnings estimates and projected net income were used as in the preceding DCF Terminal P/E Multiple analysis to determine the projected tangible book value for PCB as of December 31, 2023. In arriving at the terminal value at the end of 2023, Hovde Group applied a five point range of price-to-tangible book value multiples of 1.43x to 1.63x utilizing as a midpoint of the range the median price-to-tangible book value multiple derived from transactions in the Regional Group of 1.53x. The present value of projected dividends, of which there were none projected, plus the terminal value was then calculated assuming the range of discount rates between 12.85% and 14.85%, with a midpoint of 13.85% discounted over a period of 5.79 years as was applied in the DCF Terminal P/E Multiple analysis set forth above. The resulting implied aggregate values of PCB’s common stock based on the DCF Terminal P/TBV Multiple analysis ranged between $32.24 million and $40.68 million with a midpoint of $36.29 million.

These analyses and their underlying assumptions yielded a range of implied multiple values for PCB’s common stock which are outlined in the table below:

Implied Multiple Value for PCB Common Stock Based On:	Total Merger Value ($000)	Price-to-LTM Earnings Multiple (1)	Price-to-Tangible Book Value Multiple (1)(2)	Premium-to-Core Deposits Multiple (1)(3)
Total Merger Value	$51,900	144.2x	197.8%	20.0%

DCF Analysis – Terminal P/E Multiple (1)(3)
Midpoint Value	$53,567	148.8x	204.1%	21.3%

DCF Analysis – Terminal P/TBV Multiple (1)(3)
Midpoint Value	$36,285	100.8x	138.3%	7.80%

(1)

Pricing multiples based on the total merger value of $51,900,442; DCF Analysis – Terminal P/E Multiple median merger value of $53,567,000; and a DCF Analysis – Terminal P/TBV Multiple median deal value of $36,285,000.

(2)	Price to LTM EPS multiples are considered not meaningful for values greater than 30.0x.
(3)	Core deposits are defined as total deposits less foreign deposits and time deposit accounts greater than $100,000.
(4)	DCF Analysis utilizes a 13.85% discount rate over a period of 5.79 years.

Hovde Group noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, projected dividend payouts, terminal values and discount rates. Hovde Group’s analysis does not purport to be indicative of the actual values or expected aggregate values of PCB’s common stock.

NCC Comparable Companies Analysis: Hovde Group used publicly available information to compare selected financial and trading information for NCC and a group of 11 publicly-traded financial institutions selected by Hovde Group which consisted of major exchange publicly-traded banks headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia with total assets between $2.0 billion and $5.0 billion and LTM ROAA greater than 0.50%. The following were the banks included in the NCC Comparable Companies Analysis:

State Bank Financial Corporation	Access National Corporation
FB Financial Corporation	National Commerce Corporation
Fidelity Southern Corporation	First Community Bancshares, Inc.
City Holding Company	Bear State Financial, Inc.
Franklin Financial Network, Inc.	Summit Financial Group, Inc.
Carolina Financial Corporation

The analysis compared publicly available financial and market trading information for NCC and the data for the 11 financial institutions identified above as of and for the most recent twelve-month period which was publicly available. The table below compares the data for NCC and the median data for the 11 financial institutions identified above, with pricing data as of March 16, 2018.

	Market Cap ($M)	Price/ Tangible Book Value	Price/ LTM EPS	Price/ 2018E EPS	Dividend Yield	YTD/ Price Changes	Two Year Total Return
NCC	$793.9	248.1%	32.7x	16.8x	--	14.5%	93.9%
Comparable Companies:
Median	$647.8	220.6%	24.0x	14.5x	2.04%	5.60%	70.9%

NCC fell within the range of pricing metrics of comparable companies. No company used as a comparison in the above analysis is identical to NCC. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Accretion / Dilution Analysis: Hovde Group performed a pro forma merger analysis that combined projected income statement and balance sheet information of PCB and NCC. Assumptions regarding the accounting treatment, acquisition adjustments, and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of NCC. In the course of this analysis, Hovde Group used the mean S&P CapIQ earnings estimates for NCC for the years ending December 31, 2018, December 31, 2019 and December 31, 2020, and used earnings estimates provided by PCB’s management for PCB for the years ending December 31, 2018, December 31, 2019 and December 31, 2020. This analysis indicated that the merger is expected to be accretive by five cents per share to NCC’s consensus estimated earnings per share of $3.27 in 2019 and accretive by five cents per share to NCC’s consensus estimated earnings per share of $3.59 in 2020. The analysis also indicated that the merger is expected to have a tangible book value payback period of 0.3 years and be accretive to tangible book value per share for NCC by five cents per share in 2019 and accretive by eleven cents per share in 2020, and that NCC would maintain capital ratios in excess of those required for NCC to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by PCB and NCC prior to and following the merger will vary from the projected results, and the variations may be material.

Other Factors and Analyses. Hovde Group took into consideration various other factors and analyses, including but not limited to: current market environment; merger and acquisition environment; movements in the common stock valuations of selected publicly-traded banking companies; and movements in the S&P 500 Index.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions as set forth in its opinion, without giving specific weightings to any one factor, analysis or comparison, Hovde Group determined that, as of the date of its opinion, the Per Share merger Consideration to be paid in connection with the merger is fair, from a financial point of view, to the holders of the PCB’s Common Stock. Each PCB shareholder is encouraged to read Hovde Group’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix C to this proxy statement-prospectus.

Hovde Group assessed the announced merger transaction by NCC of Landmark and affirmed the fairness opinion issued on March 20, 2018.

Certain PCB Unaudited Prospective Financial Information

PCB does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, PCB is including in this proxy statement-prospectus certain unaudited prospective financial information that it made available to Hovde Group in connection with the merger. The inclusion of this information should not be regarded as an indication that any of PCB, Hovde Group, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Management of PCB approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to PCB’s business, all of which are difficult to predict and many of which are beyond PCB’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. PCB can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to PCB’s business, industry performance, general business and economic conditions, competition, and adverse changes in applicable laws, regulations or rules.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with U.S. generally accepted accounting principles (“GAAP”), published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The independent public accountants of PCB have not, nor have any other independent accountants, compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date on which it was prepared. PCB can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement-prospectus, similar estimates and assumptions would be used. The unaudited prospective financial information does not take into account the possible financial and other effects on PCB of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on PCB of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on PCB of any possible failure of the merger to occur.

None of PCB, Hovde Group or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any PCB shareholder or other person regarding PCB’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this proxy statement-prospectus should not be deemed an admission or representation by PCB that it is viewed as material information of PCB, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, and considering that the annual meeting will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders of PCB are cautioned not to place unwarranted reliance on such information, and PCB urges its shareholders to review the other information about PCB contained elsewhere in this proxy statement-prospectus for a description of the business and certain financial information about PCB.

The following table presents a summary of selected PCB unaudited prospective financial data as of and for the periods presented (dollars in thousands):

Historical and Projected Financial Data

	Actual	Projected
	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Total Tangible Assets	$201,182	$301,773	$371,297	$408,426	$449,269	$494,196	$543,615
Tangible Asset Growth Rate		50.00%	23.04%	10.00%	10.00%	10.00%	10.00%

Total Equity (1)	$26,240	$28,240	$31,840	$35,800	$40,156	$44,947	$50,218
Tangible Common Equity	$26,240	$28,240	$31,840	$35,800	$40,156	$44,947	$50,218
Tang. Equity/ Tang. Assets	13.0%	9.4%	8.6%	8.8%	8.9%	9.1%	9.2%

Net Income	$360	$2,000	$3,600	$3,960	$4,356	$4,792	$5,271
Net Income Growth Rate		455.77%	80.00%	10.00%	10.00%	10.00%	10.00%

Dividends	$0	$0	$0	$0	$0	$0	$0

Common Shares Outstanding (2)	2,435,800	2,435,800	2,435,800	2,435,800	2,435,800	2,435,800	2,435,800
In-the-Money Options Outstanding (2)	219,717	219,717	219,717	219,717	219,717	219,717	219,717
Wtd. Avg. Exercise Price of Options (3)	$10.13	$10.13	$10.13	$10.13	$10.13	$10.13	$10.13

ROAA (4)	0.20%	0.80%	1.07%	1.02%	1.02%	1.02%	1.02%
ROAE (4)	1.40%	7.34%	11.98%	11.71%	11.47%	11.26%	11.08%

 Note: All numbers and percentages are shown rounded.

(1)	Total equity balances for the projected periods are rolled forward based on the December 31, 2017 actual balance plus projected net income and less projected dividends through the respective dates.
(2)	Common shares and options outstanding are based on the draft Agreement dated March 11, 2018 provided by PCB management.
(3)	Weighted average per share exercise price of PCB Options provided by PCB management.
(4)	ROAA and ROAE for the projected periods are calculated using simple averages based on ending balances.

        Source: S&P Global Market Intelligence; PCB information and projections supplied by, and developed in consultation with, PCB management

Vote Required

At the annual meeting, approval of the merger proposal requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of PCB common stock as of the record date for the annual meeting. Abstentions will be treated as present at the meeting for purposes of determining a quorum but will have the same effect as a vote against the merger proposal (but will not be considered a vote against the merger proposal for purposes of perfecting dissenters’ rights).

Recommendation of the PCB Board of Directors

THE PCB BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL.

PROPOSAL NO. 2 – ADJOURNMENT

General

If the number of shares of PCB common stock voting FOR approval of the merger proposal at the annual meeting is not sufficient to approve the merger proposal at the annual meeting, then the persons designated as the proxy holder stated in the proxy card of PCB intend to move to adjourn the PCB annual meeting in order to enable the PCB board of directors to solicit additional proxies for approval of the merger proposal, as necessary.

In the adjournment proposal, PCB is asking its shareholders to grant discretionary authority to the person(s) designated as the proxy holder(s) stated in the proxy card to move to adjourn the annual meeting if the number of shares voting for approval of the merger proposal is not sufficient to approve this proposal at the annual meeting. If the shareholders of PCB approve the adjournment proposal, PCB could adjourn the annual meeting to another time and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders that have previously voted on the merger proposal. Among other things, approval of the adjournment proposal could mean that, even if PCB has received proxies representing a sufficient number of votes against the merger proposal, PCB could adjourn the annual meeting without a vote on these proposals and seek to convince the holders of those shares to change their votes to votes in favor of the merger proposal. In general, if the annual meeting is adjourned so that the PCB board can solicit additional proxies to approve the merger proposal, as necessary, PCB is not required to give any notice of the adjourned meeting other than an announcement at the annual meeting of the place, date and time of the adjourned meeting.

Vote Required

At the annual meeting, approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares represented at the meeting and entitled to vote on the matter. Abstentions will be treated as present at the meeting for purposes of determining a quorum but will have no effect on the adjournment proposal.

Recommendation of the PCB Board of Directors

THE PCB BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

PROPOSAL NO. 3 – ELECTION OF DIRECTORS

General

The Florida Banking Code requires a state-chartered bank, such as PCB, to hold an annual meeting for the election of directors on or before April 30 of each year. Following the execution of the merger agreement on March 20, 2018, PCB received approval from the FOFR to delay the annual meeting until not later than August 31, 2018. Accordingly, PCB is including a proposal for the election of directors as part of this proxy statement-prospectus. Nominees who are elected at the annual meeting will serve until the consummation of the merger, or if the merger is not consummated and the merger agreement is terminated, for a term of three years and until their respective successors are elected and qualified.

The PCB board of directors is divided into three classes, with the members of each class serving three-year terms and, as a general rule, the shareholders of PCB elect one class annually. PCB’s board of directors currently consists of 13 members. Five directors will be elected at the annual meeting. The nominees for election at the annual meeting, each of whom is currently a member of the PCB board of directors, are Jon B. Baldwin, Kirk G. Boylston, David Dignam, Lee Martino and Norman J. Pinardi.

It is intended that the proxies solicited by the PCB board of directors will be voted FOR the election of the above-named nominees. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the PCB board of directors may recommend. At this time, the PCB board of directors knows of no reason why any nominee might be unavailable to serve.

Information regarding the nominees and the directors continuing in office is provided below. Other than Messrs. Charles H. Deters and Jeremy J. Deters, who are father and son, respectively, there are no family relationships among the directors or executive officers of PCB.

Based on their respective experiences, qualifications, attributes and skills set forth below, the PCB board of directors has determined that each current director and nominee should serve as a director.

Information About Nominees

The nominees for election at the annual meeting are:

Jon B. Baldwin, age 32. Mr. Baldwin is the owner of Baldwin Real Estate Inc. and is involved in Baldwin – Howell Properties, Inc. Mr. Baldwin has also worked in the banking industry at Florida Shores Bank in Venice, Florida. Mr. Baldwin is a former Director for Leadership Sarasota and is currently involved with The Sarasota Gator Club and the United Way of South Sarasota County.

Kirk G. Boylston, age 60. Mr. Boylston is President of Lakewood Ranch Community Realty. He has a broad background in commercial real estate, including mixed use, industrial, office and retail development. Boylston moved from Las Vegas where he ended his tenure as regional director of EJM Development Co., responsible for the company’s operations in southern Nevada, which included a portfolio of more than 5 million square feet of leased industrial, office, and retail property. Prior to his work in Las Vegas, Boylston held several positions in development, sales, acquisitions, leasing representation, and fiscal management at companies located in southern California.

David M. Dignam, age 54. Mr. Dignam was a founding director of Florida Shores Bank, where he served on the board from 2007 to 2014, and of Premier Community Bank, where he served on the board from 1996 to 2004. He also served on Colonial Bank’s Southwest Region Advisory Board. Mr. Dignam is President of Key Agency, a regional insurance agency headquartered in Englewood, Florida, with branch offices in Boca Grande and North Port, Florida. He served on the Charlotte County Development Authority and the Charlotte County School Board, and previously served under Florida Governor Bob Martinez as Special Assistant to the Chief of Staff and as Legislative Director for the Florida Department of Professional Regulation.

Lee Martino, age 63. Mr. Martino is the owner of Blackbox Advisory, LLC. He is a financial consultant to banks and privately held businesses and previously served as the President of Association Services at BB&T from 2003 to 2015. Mr. Martino was area President of Pinellas County for Wachovia Bank, N.A. from 1983 to 2003. Mr. Martino is on the Baycare Health Systems Investment Committee and R-Club Childcare, a not-for-profit entity that provides childcare before and after school hours to most Pinellas County Schools.

Norman J. Pinardi, age 81. Mr. Pinardi formerly served as an Executive Vice President at Inter City National Bank. He also served as Vice President of Affiliate Trail National Bank and Bayshore State Bank. Mr. Pinardi was elected as a director of Bayshore State Bank in 1971. In 1986, he assisted in the organization of the Bank of Bradenton and was named President and a director. He served in that capacity until the bank was sold in 1994. He then worked for SouthTrust Bank until 1997, when he assisted in the organization of First Bradenton Bank, where he was again named President and a director. After retiring as President in 2002, he remained as Vice Chairman of the Board until the bank was sold to Fifth Third Bank.

Information About Directors Continuing in Office

Incumbent Directors Whose Term Expires in 2019

Charles H. Deters, age 88. Mr. Deters currently resides in both Ocala, Florida, and Walton, Kentucky. His previous banking experiences include serving as President of Union Savings and Loan from 1960 to 1981 and holding board seats at the following institutions during various periods from 1975 to present: Farmers National Bank, Independent National Bank, Huntington Bank, and Covington Trust Bank. Mr. Deters’ other professional endeavors include serving as Chairman of the Deters Company, Snappy Tomato Pizza Company, and Independence Lumber and Supply Company, Inc.

Michael J. Inzitari, Jr., age 77. Mr. Inzitari is the CEO of two importing and distribution businesses based in the United States and Canada. His investment portfolio includes extensive real estate holdings in both the United States and Canada.

George D. Pickhardt, age 73. Mr. Pickhardt was a founding director of Florida Shores Bank, where he served from 2007 to 2014, and a member of Colonial Bank’s Advisory Board. He also was a board member of Premier Community Bank from 2000 to 2004, where he served as the audit committee chair. Mr. Pickhardt is president of Arrow Environmental Services Inc., a service company headquartered in Sarasota, Florida with several offices along the western coast of Florida that specializes in structural pest control, lawn and ornamental pest control, landscape maintenance, and interior-scape design and maintenance.

Tony Spivey, age 63. Mr. Spivey is the owner of Spivey Construction, a construction company focused on both commercial and single-family residential buildings in the Manatee and Sarasota, Florida market areas. He has been involved in the construction business for more than 30 years.

Incumbent Directors Whose Term Expires in 2020

Jeremy J. Deters, age 45. Mr. Deters currently resides in Walton, Kentucky. He is the owner of Jeremy J. Deters P.S. C. and President of Snappy Tomato Pizza Company and the Deters Company. He also serves as Vice President of Independence Lumber Company, Inc. Mr. Deters was previously involved with Independent National Bank in Ocala, Florida, serving on the board of directors from 2002 to 2010.

James “Jim” Kuhlman, age 60. Mr. Kuhlman currently serves as President and Chief Executive Officer of PCB. Prior to joining PCB, Mr. Kuhlman served as Market President for Stonegate Bank in its Manatee, Sarasota, and Charlotte County, Florida markets. Mr. Kuhlman has more than 30 years of banking experience, all on the west coast of Florida. He was the founding President and Chief Executive Officer of Florida Shores Bank, until its merger with Stonegate in January 2014. He was Area President for Colonial Bank, after Premier Community Bank (the bank he founded as Chief Executive Officer in 1996), was acquired in 2003. Prior to joining PCB, Mr. Kuhlman was City Executive for SunTrust Bank in Manatee County.

George T. Smith, age 77. Mr. Smith worked for Deposit Bank of Monroe County in Kentucky for nine years, holding the position of Cashier prior to his move to Bradenton, Florida in the late 1960s. He became Chief Executive Officer of Halco Construction in 1971 and then founded Topps Construction Company, holding the positions of owner and Chief Executive Officer. In 1986, he formed a group to organize the Bank of Bradenton, where he served as Chairman until the bank was sold to SouthTrust Bank in 1994. In 1997, he formed a group to organize First Bradenton Bank, which was founded as a thrift and was later converted to a state chartered bank. He served as its chairman until the bank was sold in 2004.

Thomas H. Taylor, Jr., age 60. Mr. Taylor was a founding director of Florida Shores Bank, where he served on the board from 2007 to 2014. He also served as a board member of Premier Community Bank from 2000 to 2004 and on the local advisory board for Colonial Bank. Mr. Taylor has been involved in various family-owned businesses with a focus on agricultural, multi-family, and commercial properties. In 2003, he and other family members sold the 17,000-acre Taylor Ranch, which is now being developed into a planned community of more than 5,000 homes.

Vote Required

At the annual meeting, the election of directors requires the affirmative vote of the holders of a majority of the shares entitled to vote with respect to the election. Abstentions will be treated as present at the meeting for purposes of determining a quorum but will have no effect on the proposal.

Recommendation of the PCB Board of Directors

THE PCB BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” each of the nominees for election as directors.

REGULATORY AND OTHER REQUIRED APPROVALS

The merger of a state-chartered bank with and into a national bank requires the approval of the OCC. NBC filed an Interagency Bank Merger Act Application for approval of the merger with the OCC, which was approved by the OCC on May 7, 2018. In evaluating the proposed merger, the OCC reviewed the transaction under the criteria of the Bank Merger Act and considered, among other factors, the effect of the merger on competition, the financial and managerial resources and future prospects of the banks, the convenience and needs of the communities to be served, the effectiveness of the banks in combating money laundering activities, the percent of the total amount of deposits of insured depositary institutions in the United States that would be controlled by the banks and the risk of the transaction to the stability of the United States banking or financial system. The approval is subject to certain conditions; however, there can be no assurance that NCC, NBC and PCB will be able to comply with any required conditions or that compliance or noncompliance with any such conditions would not have adverse consequences for the combined bank after the merger. The OCC’s approval of the proposed merger will expire one year from the approval date, unless the OCC grants an extension of the time period. NCC and PCB expect to complete the merger shortly after the annual meeting, provided that the OCC approval is still in effect.

While NCC and PCB have obtained the requisite regulatory approval for the merger, there can be no assurance as to whether the approval will be later modified, suspended or revoked (either as a result of a change in the information upon which the OCC relied or otherwise) or the absence of litigation challenging such approval or otherwise. Similarly, there can be no assurance that any state attorney general or other regulatory authority will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, what the projected result thereof would be. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger.

The OCC’s approval of the merger reflects only its view that that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness, and does not represent an opinion by the OCC that the merger is financially favorable to the stockholders of either party or that the OCC has considered the adequacy of the terms of the transaction. SUCH APPROVAL IS NOT AN ENDORSEMENT OF, OR RECOMMENDATION FOR, THE MERGER.

NCC, NBC and PCB are not aware of any regulatory approvals required for completion of the transactions contemplated by the merger agreement other than those described above. Should any other approvals be required, those approvals will be sought, but there can be no assurance that they will be obtained.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of Maynard, Cooper & Gale, P.C. that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinion has been filed as Exhibit 8.1 to the registration statement of which this proxy statement-prospectus is a part. The opinion is based upon law existing on the date of the opinion and upon certain facts, assumptions, limitations, representations and covenants, including those contained in representation letters executed by officers of PCB and NCC that, if incorrect in certain material respects, would jeopardize the conclusions reached by Maynard, Cooper & Gale, P.C. in its opinion. The tax opinion does not bind the Internal Revenue Service or prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling will be requested from the Internal Revenue Service in connection with the merger. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The following section summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. holders (as defined below) of PCB common stock. The following discussion is based on, and subject to, the Internal Revenue Code, the Treasury regulations promulgated under the Internal Revenue Code, existing interpretations, court decisions, and administrative rulings, all of which are in effect as of the date of this proxy statement-prospectus, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion.

This summary only addresses the material U.S. federal income tax consequences of the merger to the PCB shareholders that hold PCB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This summary does not address all aspects of U.S. federal income taxation that may be applicable to PCB shareholders in light of their particular circumstances or to PCB shareholders subject to special treatment under U.S. federal income tax law, such as:

•	shareholders who are not U.S. holders;

•	pass-through entities or investors in pass-through entities;

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	brokers, banks or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons whose functional currency is not the U.S. dollar;

•	persons who purchased or sell their shares of PCB common stock as part of a wash sale;

•	shareholders who hold their shares of PCB common stock as part of a hedge, straddle, constructive sale or conversion transaction; and

•	shareholders who acquired their shares of PCB common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

U.S. Holders

For purposes of this summary, the term “U.S. holder” means a beneficial holder of PCB common stock that is:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any of its political subdivisions;

•

a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds PCB common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The Merger

As a result of the merger, a U.S. holder of PCB common stock will generally recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash treated as received in exchange for PCB common stock in the merger (excluding any cash received in lieu of fractional shares of NCC common stock) or (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for PCB common stock in the merger (excluding any cash received in lieu of fractional shares of NCC common stock) plus the fair market value of NCC common stock (including the fair market value of any NCC fractional shares treated as received in the merger) over (b) such holder’s basis in the PCB common stock exchanged. No loss will be recognized by a U.S. holder on the PCB common stock surrendered in the merger. If you acquired different blocks of PCB common stock at different times or at different prices, you should consult your individual tax advisor regarding the manner in which gain or loss should be determined.

Any recognized gain will generally be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the surrendered PCB common stock exceeds one year. The aggregate tax basis of the NCC common stock you receive as a result of the merger (including any fractional shares of NCC common stock deemed received) will be the same as your aggregate tax basis in PCB common stock you surrender in the merger, decreased by the amount of cash you receive that is treated as received in exchange for PCB common stock (excluding any cash received in lieu of a fractional share of NCC common stock) and increased by the amount of gain, if any, you recognize in the exchange (excluding any gain resulting from cash received in lieu of a fractional share of NCC common stock). The holding period of the NCC common stock you receive as a result of the exchange will include the holding period of PCB common stock you surrendered in the merger.

A U.S. holder of PCB common stock whose aggregate tax basis in his or her shares of PCB common stock exceeds the consideration to be received on account of such shares in the merger generally will realize no gain or loss on the cash portion of the merger consideration and will take an aggregate tax basis in the NCC common stock equal to his or her tax basis in the PCB common stock prior to the merger less the amount of cash received in the merger.

Cash In Lieu of Fractional Shares

If you receive cash in the merger instead of a fractional share interest in NCC common stock, you will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. This gain or loss will generally be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, you have held your shares of PCB common stock for more than one year.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to a U.S. holder in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments if a U.S. holder (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules.

Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against its applicable U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

The foregoing discussion is for general information purposes only and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. The discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly encouraged to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences to NCC and PCB

Neither NCC nor PCB will recognize taxable gain or loss as a result of the merger.

Tax Consequences if the Merger Does Not Qualify as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the merger will be a fully taxable transaction to both PCB and the shareholders of PCB. Initially, PCB will be deemed to have sold all of its assets to NCC in a taxable sale in which gain or loss is recognized for U.S. federal income tax purposes in an amount equal to the difference between (1) the full value of the merger consideration plus the sum of the liabilities of PCB, and (2) the basis of the assets of PCB. Gain or loss is computed separately for each of PCB’s assets based upon their relative fair market values. This gain or loss will pass-through and be taxable to the PCB shareholders. Because some of PCB’s assets may not be capital assets, the gain or loss can be a combination of ordinary gain or loss and capital gain or loss. After the PCB shareholders have taken into account any income, gain or loss from the deemed sale of assets by PCB and determined the basis of their PCB stock, each PCB shareholder will recognize gain or loss on a deemed liquidation of their PCB common stock in an amount to the difference between the total consideration received in the merger and such shareholders’ tax basis in the shares of PCB common stock surrendered in the merger as adjusted. Each PCB shareholder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated among different blocks of PCB common stock surrendered in the merger. The aggregate tax basis in the shares of NCC common stock received pursuant to the merger will be equal to the fair market value of such NCC common stock as of the closing date of the merger. The holding period of such shares of NCC common stock will begin on the date immediately following the closing date of the merger.

Rates of Taxation under Current Law

Currently, net long-term capital gains and qualified dividend income are taxed generally at a maximum rate of 20% (for individuals with taxable income of more than $425,800 per year and married individuals filing jointly with taxable income of more than $479,000 per year, or more than $239,500 per year for married individuals filing separately). PCB shareholders should consult their own tax advisors regarding the availability of the preferential tax rates in light of such shareholders’ particular circumstances. In addition, individuals having net capital gains and qualified dividend income with taxable income that is otherwise subject to tax at rates of 22% to 35% may be taxed at a maximum of 15% on their capital gains and qualified dividend income. Trusts and estates that are otherwise subject to tax on their net long-term capital gains and qualified dividend income also are eligible for the maximum tax rates applicable to these types of income and gain.

Additionally, a holder of PCB common stock whose investment in such stock is considered a passive activity is subject to a 3.8% Medicare tax on certain net investment income earned by such holder. For this purpose, net investment income generally includes a shareholder’s allocable share of income and gain realized by a shareholder from a sale of stock, including gain recognized with respect to PCB common stock in connection with the merger. In the case of an individual, the tax will be imposed on the lesser of (i) the shareholder’s net investment income or (ii) the amount by which the shareholder’s modified adjusted gross income exceeds a certain threshold (which is $250,000 in the case of married individuals filing jointly, $125,000 in the case of married individuals filing separately, and $200,000 in all other cases). Holders of PCB common stock should consult their tax advisors as to whether their investment in PCB common stock is considered to be a passive activity.

THE MERGER AGREEMENT

This section of the proxy statement-prospectus describes certain provisions of the merger agreement. It is not intended to include every term of the merger, but rather addresses only certain significant aspects of the merger. This discussion is qualified in its entirety by reference to the full text of the merger agreement, which is attached to this proxy statement-prospectus as Appendix A, and is incorporated herein by reference. You are urged to carefully read the merger agreement in its entirety, as well as the discussion in this proxy statement-prospectus.

General; Effect of the Merger; Business and Operations after the Merger

If the shareholders of PCB approve the merger proposal and the other conditions to the consummation of the merger are satisfied, PCB will merge with and into NBC, NBC will be the surviving institution in the merger and PCB will cease to exist as a separate entity. At the effective time of the merger:

•	the articles of association and bylaws of NBC in effect immediately prior to the effective time of the merger will be the articles of association and bylaws of the surviving association;

•	NBC will continue to be governed by the provisions of the National Bank Act and the laws of the United States;

•	the directors of NCC and NBC following the merger will be the directors of NCC and NBC immediately prior to the effective time of the merger; and

•

all rights, franchises and interests of PCB and NBC in and to every type of property will be vested in NBC as the surviving association, and all liabilities and obligations of PCB and NBC will be deemed to have been assumed by NBC as the surviving association.

Merger Consideration

Shareholders of PCB will receive, for each of their shares of PCB common stock, (i) 0.4218 shares of NCC common stock and (ii) $0.93 in cash, without interest. No fractional shares of NCC common stock will be issued in connection with the merger. Instead, NCC will make a cash payment (without interest), to each shareholder of PCB who would otherwise receive a fractional share of NCC common stock in an amount determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price (rounded to two decimal places) for a share of NCC common stock as reported by the Nasdaq Global Select Market during the 10 consecutive business days ending on the fifth business day prior to the date of the closing of the merger.

Surrender of PCB Stock Certificates

At the effective time of the merger, shareholders of PCB will automatically become entitled to all of the rights and privileges afforded to NCC stockholders as of that time; however, because NCC common stock is issued in “book entry” form only, former shareholders of PCB will not receive physical certificates representing shares of NCC common stock in exchange for their PCB stock certificates. Shareholders of PCB will also be entitled to receipt of cash upon the surrender of their PCB stock certificates. Broadridge Corporate Issuer Solutions, Inc. will serve as exchange agent for the merger. Within five business days after the effective date of the merger, NCC will send or cause to be sent to all former shareholders of PCB (other than any shareholders who have exercised their dissenters’ rights) a letter of transmittal with instructions for exchanging their PCB stock certificates for the merger consideration to which they are entitled. Each PCB stock certificate issued and outstanding immediately prior to the effective time of the merger will be deemed for all purposes to evidence the right to receive the merger consideration to which such holder is entitled, regardless of when the certificates are actually exchanged. You should not send in your PCB stock certificate(s) until you have received a letter of transmittal and further written instructions after the effective date of the merger. Please do NOT send in your stock certificate(s) with your proxy card.

Beginning on the date that is six months after the effective date of the merger, NCC will delay paying former shareholders of PCB who become holders of NCC common stock pursuant to the merger any dividends or other distributions that may become payable to holders of record of NCC common stock, until such time as they have surrendered their certificates evidencing their PCB common stock, at which time NCC will pay any such dividends or other distributions without interest. When the exchange agent receives your PCB certificate(s), together with a properly completed letter of transmittal, it will deliver to you the merger consideration to which you are entitled, consisting of a record of the book entry of shares of NCC common stock that have been issued to you (together with any withheld dividends or other distributions, but without interest thereon) and any cash payments due for cash in lieu of fractional shares, in each case without interest.

PCB shareholders who cannot locate their stock certificates may receive the merger consideration to which they are otherwise entitled upon presentation of the following:

•	evidence to the reasonable satisfaction of NCC that any such stock certificate has been lost, wrongfully taken or destroyed;

•	such security or indemnity to be procured at the shareholder’s sole expense as may be reasonably requested by NCC or its exchange agent to indemnify and hold NCC and the exchange agent harmless; and

•

evidence satisfactory to NCC that such person is the owner of the shares represented by each certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present the certificate for exchange pursuant to the merger agreement.

Effect of the Merger on NCC Common Stock

Each share of NCC common stock issued and outstanding immediately prior to the effective time of the merger will continue to be an issued and outstanding share of NCC common stock from and after the effective time of the merger.

Dissenters’ Rights

Holders of shares of PCB common stock who properly elect to exercise the dissenters’ rights available to them under federal law will not have their shares converted into the right to receive merger consideration. If a holder’s dissenters’ rights are lost or withdrawn, such holder will receive his, her or its pro rata portion of the merger consideration. See “Dissenters’ Rights” beginning on page 60 and Appendix B for additional information.

Shareholders of PCB should be aware that the merger agreement may be terminated by NCC’s board of directors if holders of more than 5.0% of the outstanding shares of PCB common stock exercise dissenters’ rights. See “Termination of the Merger Agreement; Termination Fee” below.

Effect of the Merger on PCB Options

At the effective time of the merger, each outstanding and unexercised option to purchase shares of PCB common stock will be converted automatically into an option to purchase NCC common stock, at a conversion ratio equal to 0.4440 shares of NCC common stock for each share of PCB common stock subject to such option. The exercise price for each such option will equal the quotient obtained by dividing the per share exercise price for each PCB option in effect prior to the merger by the option conversion ratio of 0.4440. The option conversion ratio generally reflects the economic value that would have been received by the holder of such option if the option had been exercised prior to the merger. As of the date of this proxy statement-prospectus, there were approximately 219,478 options to purchase PCB common stock outstanding, which will convert into 97,449 options to purchase NCC common stock.

In the event that a holder of a PCB option makes a valid exercise of the option prior to the effective time of the merger, the PCB common stock acquired upon such exercise will be converted into the merger consideration.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger proposal is approved by PCB’s shareholders;

•	all required regulatory consents and approvals are obtained; and

•	all other conditions to the merger discussed in this proxy statement-prospectus and the merger agreement are either satisfied or waived. See “Conditions to the Merger” below.

If all of these conditions are met, the closing of the merger will occur on the last business day of the month in which all of the closing conditions are satisfied or waived, unless otherwise mutually agreed upon in writing by the chief executive officers of NCC and PCB.

Representations and Warranties in the Merger Agreement

The merger agreement contains generally customary representations and warranties of PCB, on the one hand, and of NCC, on the other hand, relating to their respective businesses. The representations and warranties of each of PCB and NCC were made solely for the benefit of the other. The assertions embodied in those representations and warranties are modified or qualified by information in confidential disclosure schedules that the parties have exchanged in connection with their execution of the merger agreement on March 20, 2018. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between PCB and NCC.

Additionally, the representations and warranties of the parties that are contained in the merger agreement were made only as of the date of the merger agreement or such other date as is specified therein and will not survive the effective time of the merger, except for those that by their terms apply in whole or in part after the effective time.

PCB’s representations and warranties are contained in Article 5 of the merger agreement and relate to, among other things:

•	organization, standing and power;

•	authority; no breach by agreement;

•	capitalization;

•	subsidiaries;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	tax matters;

•	loan portfolio;

•	assets; real property; insurance;

•	environmental matters;

•	compliance with laws;

•	labor relations; employees;

•	employee benefit plans;

•	material contracts;

•	legal proceedings;

•	reports;

•	statements true and correct;

•	regulatory approvals;

•	offices;

•	data processing systems;

•	intellectual property;

•	activities;

•	financial advisor;

•	regulatory capital;

•	opinion of counsel;

•	repurchase agreements; derivatives; securitizations;

•	antitakeover provisions;

•	transactions with management;

•	absence of certain business practices;

•	privacy of customer information;

•	deposits;

•	accounting controls;

•	corporate records;

•	no broker-dealer; and

•	registration obligations.

NCC’s representations and warranties are contained in Article 6 of the merger agreement and relate to, among other things:

•	organization, standing and power;

•	authority; no breach by agreement;

•	capital stock;

•	reports and financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with laws;

•	material contracts;

•	legal proceedings;

•	statements true and correct;

•	tax matters;

•	regulatory approvals;

•	Securities Act and Exchange Act compliance;

•	regulatory capital;

•	opinion of counsel; and

•	financial advisor.

Conditions to the Merger

The merger agreement contains a number of conditions that must be satisfied or waived (if they are able to be waived) in order to complete the merger. The respective obligations of each party to complete the merger are subject to the fulfillment or waiver of the following, among other things:

•	approval by PCB’s shareholders of the merger agreement by the required vote;

•	approval of the merger by all applicable regulatory authorities, which, in the case of the merger of PCB into NBC, includes the OCC;

•	receipt of all third-party consents necessary to consummate the merger, other than those that would not have a material adverse effect on the party required to obtain the consent;

•

the absence of (i) any law or order by a regulatory authority or court of competent jurisdiction prohibiting, restricting or making illegal the merger or (ii) any threatened or pending action or proceeding by any person that renders the consummation of the merger impossible or inadvisable;

•

the receipt of a favorable tax opinion from Maynard, Cooper & Gale, P.C. that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, that the share exchange will not give rise to gain or loss to PCB shareholders (except to the extent of any cash received), and that neither PCB nor NCC will recognize gain or loss as a consequence of the merger, subject to certain possible exceptions;

•

this registration statement on Form S-4 shall have been declared effective under the Securities Act by the SEC, no stop order suspending its effectiveness shall have been issued, no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC, and all state securities permits, authorizations or exemptions shall have been received or confirmed, as applicable, as are necessary for the issuance of NCC common stock pursuant to the terms of the merger agreement; and

•	the authorization for listing on the Nasdaq Global Select Market of, or the delivery of notice to such exchange regarding, the shares of NCC common stock to be issued in the merger.

Under the merger agreement, receipt of the tax opinion may be waived by NCC and PCB, respectively, prior to the closing of the merger. However, if receipt of such opinion were waived, PCB would resolicit its shareholders in the event that any change in the tax consequences were material, and would disclose the reasons for the waiver and the change in tax consequences. Such resolicitation would require an amendment to the registration statement on Form S-4, of which this proxy statement-prospectus is a part.

The obligations of NCC to complete the merger are subject to the satisfaction (or waiver by NCC) of the following additional conditions:

•	the accuracy of PCB’s representations and warranties;

•	the performance by PCB of all of its covenants and obligations required to be performed prior to the effective time of the merger;

•

the delivery by PCB of a certificate signed by its chief executive officer and chief financial officer attesting to the satisfaction of the conditions above and certain other conditions, as well as certified copies of the resolutions of the board of directors and shareholders of PCB evidencing the authorization of the merger agreement and the merger;

•	immediately prior to the merger, PCB will have a minimum adjusted shareholders’ equity of not less than $26,000,000, as described in more detail below;

•	PCB shall have delivered to NCC payoff letters and lien terminations relating to its indebtedness, and all such indebtedness shall have been paid, satisfied or discharged in full;

•

the completion of any adjustments to charge-offs, reserves and accruals in PCB’s records that are reasonably requested by NCC in order to conform PCB’s loan, accrual, capital, reserve and other accounting policies to those of NBC;

•	NCC’s satisfaction that the merger will not trigger any “excess parachute payment,” as defined in Section 280G of the Internal Revenue Code;

•

the receipt by NCC of satisfactory documentation of (i) the termination of all employment agreements in effect at PCB prior to the effective time of the merger and (ii) the execution of new employment agreements between NBC and certain employees of PCB;

•

the absence of any action by a regulatory authority with respect to PCB (i) asserting that PCB is not in compliance with applicable laws and orders, (ii) revoking any material permit or (iii) imposing or requiring a cease and desist order, formal agreement or similar arrangement that is likely to restrict or impair PCB’s business or prospects;

•

the absence of any fact, litigation, claim, event or condition that NCC determines in its reasonable judgment (i) would have (or may be foreseen to have) a material adverse effect on PCB or the consummation of the merger, (ii) would be materially adverse to the interests of NCC on a consolidated basis or (iii) would render the merger impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange;

•

the receipt of all consents and approvals from persons whose consent or approval is required to permit the succession by NCC to any obligation, right or interest of PCB under any agreement or instrument, except for those for which failure to obtain such consent or approval would not have a material adverse effect on NCC as the surviving corporation or on the consummation of the merger;

•

the absence of any action taken, or any statute, rule or regulation applied to the merger by any regulatory authority that would, in NCC’s opinion, be materially and unreasonably burdensome on NCC’s business following the effective time of the merger or that would reduce the economic benefits of the merger;

•

NCC’s receipt of a certificate from PCB stating that PCB is not aware of any pending, threatened or potential claim against its directors or officers or under its directors and officers insurance policy or fidelity bond coverage;

•	no material increase in PCB’s classified loans since the date of the merger agreement;

•

NCC’s receipt of evidence and documentation regarding the termination, modification or continuation of certain of PCB’s employee benefit plans and the cessation of accruals thereunder, as may be requested by NCC;

•

none of the voting agreements, non-competition agreements or claims letters delivered pursuant to the merger agreement shall have been amended, revoked or terminated (other than by a non-breaching party due to a material breach by NBC or NCC), and NCC shall be reasonably satisfied that all outstanding options to purchase PCB common stock will be treated in accordance with the terms and conditions of the merger agreement; and

•

no action, proceeding or claim shall have been instituted by any person, and the parties shall not have knowledge of any threatened action, claim or proceeding by any person, against PCB and/or its officers or directors that would result in a material adverse effect on PCB.

With respect to the condition regarding PCB’s adjusted shareholders’ equity, the determination is to be made as of the last business day prior to the closing of the merger. On that date, PCB’s consolidated shareholders’ equity (exclusive of any conforming adjustments requested by NCC) will be adjusted by subtracting any unrealized gains in PCB’s securities portfolio due to mark-to-market adjustments and adding (i) professional fees incurred by PCB in connection with the merger (not to exceed $800,000, exclusive of reasonable costs paid to or advanced by PCB’s professional advisors), (ii) payments made by PCB in connection with the termination of preexisting employment agreements, (iii) premiums paid by PCB for a “tail” policy of directors’ and officers’ liability insurance and (iv) any unrealized losses in PCB’s securities portfolio due to mark-to-market adjustments. Based on PCB’s shareholders’ equity balance as of March 31, 2018 and the anticipated impact of the adjustments described above, PCB and NCC expect this condition to be satisfied.

PCB’s obligation to complete the merger is subject to the satisfaction (or waiver by PCB) of the following additional conditions:

•	the accuracy of NCC’s representations and warranties;

•	the performance by NCC of all of its covenants and obligations required to be performed prior to the effective time of the merger;

•

the delivery by NCC of a certificate signed by its chief executive officer and chief financial officer attesting to the satisfaction of the conditions above, as well as certified copies of the resolutions of the boards of directors of NCC and NBC and of NCC as the sole shareholder of NBC evidencing the authorization of the merger agreement and the merger; and

•

the absence of any action by a regulatory authority with respect to NCC or any of its subsidiaries (i) asserting that such entity is not in compliance with applicable laws and orders or (ii) imposing or requiring a cease and desist order, formal agreement or similar arrangement that is likely to restrict or impair such entity’s business or prospects.

The conditions to the merger are set forth in Article 9 of the merger agreement. The parties intend to complete the merger as soon as practicable after all conditions have been satisfied or waived; however, there can be no assurance that all conditions will be satisfied or waived.

Waiver and Amendment

Nearly all of the conditions to completing the merger may be waived at any time by the party for whose benefit they were created; however, the merger agreement provides that the parties may not waive any condition that would result in the violation of any law or regulation. Also, the parties may amend or supplement the merger agreement at any time by written agreement. Any change in the terms of the merger agreement after the annual meeting of PCB’s shareholders that requires the approval of shareholders under applicable law may require a resolicitation of votes from PCB’s shareholders with respect to the amended merger agreement.

Business of PCB and NCC Pending the Merger

The merger agreement requires PCB to continue to operate its business in the ordinary course prior to the merger, to preserve its business organization, goodwill, assets, business relationships and rights and franchises pending the merger and to refrain from taking any action that would materially adversely affect the receipt of required regulatory or other consents or materially adversely affect any party’s ability to perform its covenants and agreements under the merger agreement. Additionally, NCC and PCB have each agreed to have its designated representative confer periodically with the representative of the other regarding its operations, to permit the other party to investigate its business, properties and financial and legal condition and to notify the other party of certain events or circumstances, such as material changes in its business, government actions or breaches of representations, warranties or covenants under the merger agreement.

In addition, subject to certain specified exceptions as provided in section 7.2 of the merger agreement, PCB may not, without NCC’s consent, take or agree to take any of the following actions, among others:

•	amend its articles of incorporation, bylaws or other governing instruments;

•

incur any additional debt or other obligation, except in the ordinary course of business and consistent with past practices, or permit the existence of or impose a lien on any share of stock held by PCB;

•

redeem, repurchase, or otherwise acquire or exchange any shares of its capital stock (except exchanges in connection with the exercise of options to purchase PCB common stock) or declare or pay any distribution or dividend on its capital stock;

•

issue, sell, grant, award, pledge, encumber (or enter into a contract to do any of the foregoing), authorize the issuance of, or otherwise permit to become outstanding, any additional shares of its common stock or any rights to acquire such stock or securities convertible into such stock, except pursuant to the exercise of currently outstanding options;

•

adjust, split, combine or reclassify any shares of its common stock or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its common stock, or sell, lease, mortgage or otherwise encumber any shares of its capital stock or, other than in the ordinary course of business for reasonable and adequate consideration, any of its assets;

•	acquire any direct or indirect equity interest in any person, other than in connection with foreclosures in the ordinary course of business or solely in a fiduciary capacity;

•

grant any increase in compensation or benefits to its directors, officers or employees, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the PCB board of directors prior to the date of the merger agreement; or enter into or amend any severance agreements, change in control agreements or similar agreements with any of its directors, officers or employees;

•

enter into or amend any employment contract that PCB does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the effective time of the merger;

•

adopt any new employee benefit plan or make any material change in or to any existing employee benefit plans other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan;

•	make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or regulatory accounting principles;

•	commence any litigation other than in accordance with past practice or settle any litigation involving any liability of PCB for material monetary damages or restrictions upon PCB’s operations;

•	enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable laws;

•	fail to file timely any report required to be filed by it with any regulatory authority;

•

make any loan or advance to any 5% shareholder, director or officer, or any immediate family member of the foregoing, or any known related interest of any of the foregoing, except for certain advances under unfunded loan commitments in existence on the date of the merger agreement or renewals of any loans or advances outstanding on the date of the merger agreement on terms and conditions substantially similar to the original loan or advance;

•

cancel without payment in full, or modify in any material respect any contract relating to any loan or other obligation receivable from any 5% shareholder, director or officer of PCB, or any immediate family member of the foregoing, or any known related interest of the foregoing;

•

enter into any contract for services or otherwise with any 5% shareholder, director, officer or employee of PCB or its subsidiaries, with any immediate family member of the foregoing, or with any related interest of the foregoing;

•	modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

•	file any application to relocate or terminate the operations of any of its banking offices;

•

except as may be required by applicable law or to comply with any request or recommendation made by any regulatory authority, change its lending, investment, liability management or other material banking policies in any material respect;

•	intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to complete the merger;

•	take any action that would cause the transactions provided for in the merger agreement to be subject to requirements imposed by any takeover law;

•

make or renew any loan to any person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly) owes, or would as a result of such loan or renewal owe, more than an aggregate of $1,000,000 of secured indebtedness or more than $150,000 of unsecured indebtedness;

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with past policies;

•

purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years (except for municipal bonds of any maturity after consultation with NCC), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, Federal National Mortgage Association or Home Loan Mortgage Corporation;

•

except for residential real property, “other real estate owned” and mobile home property owned by and reflected on the books of PCB as of the date of the merger agreement, the sale of which will not result in a material loss, sell, transfer, convey or otherwise dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $100,000;

•	make or commit to make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000;

•	take any action that is likely to materially impair or delay PCB’s ability to perform any of its obligations under the merger agreement; or

•	agree or commit to do any of the foregoing.

In addition to the general limitations set forth above, NCC may not, without PCB’s consent, (i) take or agree to take any action that is likely to materially impair or delay NCC’s ability to consummate the merger or (ii) amend its certificate of incorporation or bylaws or the governing documents of its subsidiaries in a manner that would adversely affect PCB or the holders of PCB common stock.

No Solicitation of Alternative Transactions

Upon execution of the merger agreement, PCB and its officers, directors, employees, representatives and agents were prohibited from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging any inquiries or proposals with respect to, (ii) entering into any letter of intent or agreement (other than a confidentiality agreement) related to, or (iii) participating in any discussions or negotiations regarding, or knowingly taking any other action to facilitate any inquiries or the making of, any of the following: (a) any tender offer or exchange offer for PCB stock, (b) any proposal for a merger or consolidation with, acquisition of all of the stock or assets of, or other business combination involving PCB or (c) any proposal or offer to acquire more than 10% of the voting power in, or 10% of the business, assets or deposits of, PCB (an “Acquisition Proposal”); provided, however, that if prior to the annual meeting PCB receives an unsolicited bona fide written Acquisition Proposal that, in the good faith judgment of the PCB board of directors after consultation with a financial advisor, is, or is reasonably likely to lead to the delivery of, a “Superior Proposal” (as defined below) and the PCB board of directors determines in good faith, after consultation with outside legal counsel, that failure to participate in discussions regarding such Acquisition Proposal would likely result in a violation of its fiduciary duties under applicable law, then PCB may furnish any information regarding PCB pursuant to a confidentiality agreement and may participate in negotiations or discussions concerning such Acquisition Proposal.

As defined in the merger agreement, a “Superior Proposal” means a bona fide written acquisition proposal (including (i) any tender offer or exchange offer for PCB stock, (ii) any proposal for a merger or consolidation with, acquisition of all of the stock or assets of, or other business combination involving, PCB or (iii) any proposal or offer to acquire in any manner more than 10% of the voting power in, or more than 10% of the business, assets or deposits of, PCB), that the PCB board of directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the merger with NCC and the other transactions contemplated by merger agreement. However, the PCB board of directors must reach such conclusion only after (1) receiving the advice of its financial advisor, (2) taking into account the likelihood of consummation of such transaction on the terms set forth in the proposal (as compared to, and with due regard for, the terms of the merger agreement with NCC) and (3) taking into account all legal, financial, regulatory and other aspects of the proposal and other relevant factors permitted under applicable law. With respect to certain actions taken in connection with a Superior Proposal, PCB’s board of directors may not withdraw or modify its recommendation to its shareholders, approve or recommend to its shareholders any alternative Acquisition Proposal, or enter into any letter of intent or other agreement (other than a confidentiality agreement) related to an Acquisition Proposal. PCB is also required to notify NCC promptly if it receives any inquiries from third parties. A termination of the merger agreement by PCB in respect of an alternative Acquisition Proposal may under certain circumstances give rise to a right by NCC to collect a termination fee in the amount of $2,500,000. For more information, see “The Merger Agreement – Termination of the Merger Agreement; Termination Fee.”

Additional Covenants and Agreements

The merger agreement contains certain additional agreements and covenants on the part of NCC and PCB, including the following:

•

NCC agreed to file a registration statement on Form S-4 with the SEC in connection with the shares to be issued in the merger and cause the listing of the NCC common stock issuable in the merger on the Nasdaq Global Select Market (or to notify Nasdaq of the issuance of the shares of NCC common stock in the merger within the requisite time period after the closing date of the merger);

•	NCC agreed to use commercially reasonable efforts to obtain all necessary state securities law permits and approvals;

•	PCB agreed to provide the necessary information and otherwise cooperate in the foregoing efforts and to mail the proxy statement-prospectus and notice of the annual meeting to its shareholders;

•

each party agreed to indemnify and hold harmless the other party and its officers, directors and employees for any liabilities arising out of or based upon statements or omissions in this proxy statement-prospectus for which such party is responsible;

•

each party agreed to afford the officers, employees, accountants, counsel and other representatives of the other party access to its properties, books and records, subject to certain confidentiality obligations on the receiving party and its representatives;

•

the parties agreed to use their commercially reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all things necessary, proper or advisable to consummate the transactions provided for in the merger agreement;

•

PCB agreed to call a meeting of its shareholders as soon as practicable after the effective date of the registration statement of which this proxy statement-prospectus is a part and to perform certain other actions in connection with such meeting, including, without limitation, having the PCB board of directors unanimously recommend the approval of the merger and the merger agreement to PCB’s shareholders;

•

PCB agreed to deliver to NCC, within three business days after its shareholders meeting, a certificate setting forth the name of, and number of shares held by, any of its shareholders who dissented in writing or voted against the merger agreement;

•	the parties agreed to cooperate with respect to the publication of any public announcement regarding the merger agreement and the merger;

•	each party agreed to pay its own costs and expenses incurred in connection with the merger;

•

each party agreed to use its commercially reasonable efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes;

•	PCB agreed to take, or cause to be taken, all commercially reasonable steps requested by NCC to cure any deficiencies in regulatory compliance should any deficiencies arise;

•	PCB agreed to record all charge-offs, reserves and accruals reasonably requested by NCC in order to conform PCB’s loan, accrual, capital, reserve and other accounting policies to those of NBC;

•

NCC agreed to indemnify PCB’s directors and officers against certain liabilities and to provide directors’ and officers’ insurance to such directors and officers, as described in further detail under the caption “Indemnification and Insurance” below;

•

PCB agreed to cause its directors, officers and employees to, and to use commercially reasonable efforts to cause its data processing consultants and software providers to, cooperate and assist PCB and NBC in connection with the electronic and systematic conversion of all applicable PCB data to the NBC system, including the training of PCB employees;

•

PCB agreed to cause its chief executive officer or another senior officer to assist and confer with the officers of NBC on a weekly basis with respect to the development, coordination and implementation of the operating and integration plans of NBC, as the resulting institution in the merger;

•

the parties made certain representations and agreed to certain terms regarding the termination of the employment agreements then in effect for certain PCB employees and the execution by certain PCB directors and officers of noncompetition agreements, releases of claims and new employment agreements, as applicable;

•

the parties agreed to work together in good faith to attempt to implement mutually satisfactory arrangements such that the merger will not trigger or result in any payment, including any “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G; and

•	the parties agreed to take certain actions in connection with their respective employee benefit and welfare plans, as described below under the caption “Employment Matters.”

Employment Matters

The merger agreement provides that, following the effective time of the merger, NCC will maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of PCB’s full-time active employees (as a group) on the closing date that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its subsidiaries, as applicable. Subject to applicable law and the terms and conditions of NCC’s benefit plans and the requirements of the insurers thereunder, NCC will give such covered PCB employees full credit for their prior service with PCB (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by NCC and in which covered employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by NCC (not including any severance obligations). Each such covered employee’s accrued paid time off and unused sick time will be credited towards one or a combination of NCC’s welfare benefit plans.

With respect to any employee benefit plan of NCC that is a health, dental, vision or other welfare plan in which any such covered employee is eligible to participate, for the plan year in which such covered employee is first eligible to participate, NCC will use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such NCC plan to be waived with respect to such covered employee to the extent such condition was or would have been covered under the PCB benefit plan in which such covered employee participated immediately prior to the effective time of the merger and (ii) recognize any health, dental, vision or other welfare expenses incurred by such covered employee in the year that includes the closing date (or, if later, the year in which such covered employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

PCB has agreed that, prior to the effective time of the merger, it will take all actions requested by NCC that may be necessary or appropriate to (i) cause one or more PCB benefit plans to terminate as of or immediately prior to the effective time of the merger, (ii) cause benefit accruals and entitlements under any PCB benefit plan to cease as of or immediately prior to the effective time of the merger, (iii) cause the continuation after the effective time of the merger of any contract, arrangement or insurance policy relating to any PCB benefit plan for such period as may be requested by NCC or (iv) facilitate the merger of any PCB benefit plan into any employee benefit plan maintained by NCC. NCC and NBC retain the right to amend or terminate any PCB employee benefit plan to the extent permitted by the terms of the applicable plan.

Unless otherwise provided in an individual employment agreement, if the employment of any covered PCB employee is terminated by NCC or its subsidiaries within nine months after the effective time of the merger solely as a result of the merger (i.e., elimination of duplicative jobs, etc.), and not as a result of inadequate performance or other good cause, NCC has agreed to pay severance to such employee in an amount equal to two weeks of base salary for each twelve months of such employee’s prior employment with PCB; provided, however, that in no event will the total amount of severance for any single employee exceed the lesser of $25,000 or an amount equal to 26 weeks’ pay in the aggregate. Any severance to which an employee may be entitled in connection with a termination occurring more than nine months after the effective time of the merger will be as set forth in the severance policies of NCC and its subsidiaries then in effect.

Termination of the Merger Agreement; Termination Fee

The merger agreement specifies the following circumstances under which the parties may terminate the merger agreement and abandon the merger:

•	by mutual written consent of PCB’s board of directors and NCC’s board of directors;

•

by the board of directors of NCC or PCB in the event of a material breach of any representation or warranty in the merger agreement that (i) cannot be, or has not been, cured within 30 days after the giving of written notice to the breaching party and (ii) is reasonably likely, in the opinion of the non-breaching party, to have a material adverse effect on the breaching party;

•

by the board of directors of NCC or PCB if the other party materially breaches any covenant, agreement or other obligation under the merger agreement, and such breach is not cured within 30 days after written notice from the non-breaching party;

•

by the board of directors of NCC or PCB, if any consent of any regulatory authority required for consummation of the merger is denied by final, non-appealable action, or if PCB’s shareholders do not approve the merger agreement;

•

by the board of directors of NCC or PCB, if a material adverse effect with respect to the other party has occurred, or if any facts or circumstances arise after the date of the merger agreement that are reasonably likely to cause such a material adverse effect, and such fact, circumstance or effect has not been remedied by such other party within 15 days after receipt of notice of the situation by the terminating party and a request that it be remedied;

•

by the board of directors of NCC or PCB, if the merger has not been consummated or a condition precedent cannot be satisfied or fulfilled by December 15, 2018 (270 days after the date of the merger agreement), so long as the failure to consummate is not caused by a breach of the merger agreement by the party electing to terminate and subject to a possible automatic extension to March 15, 2019 (360 days after the date of the merger agreement) in the event of a pending application for regulatory approval or certain shareholder litigation;

•

by the board of directors of NCC or PCB, if any of the conditions to the obligations of the other party cannot be satisfied or fulfilled by December 15, 2018, and the failure of such condition was not caused by the terminating party;

•	by the board of directors of NCC, if the holders of more than 5% of the outstanding shares of PCB common stock exercise dissenters’ rights;

•

by the board of directors of NCC, if (i) PCB’s board of directors withdraws, modifies or fails upon NCC’s request to reconfirm its recommendation of the merger or the merger agreement to its shareholders; approves or recommends to PCB’s shareholders an Acquisition Proposal other than the merger with NCC; or fails to call the shareholders’ meeting at which the shareholders will vote on the merger agreement; or (ii) any person or group becomes the beneficial owner of 50% or more of PCB’s outstanding common stock;

•

by the board of directors of PCB, if PCB receives an Acquisition Proposal that the PCB board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, and that a failure to terminate the merger agreement to enter into a definitive agreement with respect to the Superior Proposal would violate the PCB board’s fiduciary duties; provided, however, that PCB must first provide NCC at least three business days’ prior written notice of its intent to terminate the merger agreement, as well as a description of the terms of such Superior Proposal and copies of the related documents, and must also negotiate in good faith with NCC during the notice period to facilitate a revision to the terms of the merger agreement as necessary to cause the competing Acquisition Proposal to no longer constitute a Superior Proposal. The foregoing requirements, including the notice period, apply to any changes in the terms of a Superior Proposal as well. Further, PCB has agreed not to enter into a definitive agreement with respect to a Superior Proposal until at least the fifth business day after providing the required notice to NCC and to notify NCC of any change in its intention to enter into such an agreement; and

•	by the board of directors of PCB, if both of the following conditions are satisfied:

o

the average closing price of a share of NCC common stock on the Nasdaq Global Select Market for the ten trading days ending on the fifth business day prior to the closing of the merger (the “Average Quoted Price”) is less than $33.33; and

o

the quotient obtained by dividing the Average Quoted Price by $41.67 (the closing price of a share of NCC common stock on the trading day prior to the execution of the merger agreement) is less than 80% of the quotient obtained by dividing (i) the average closing price of the Nasdaq Bank Index as reported by Bloomberg LP (symbol: CBNK) for the ten trading days ending on the fifth business day prior to the closing of the merger by (ii) $4,257.24, the average closing price of the Nasdaq Bank Index for the ten trading days ending on the date prior to the date of the merger agreement.

If PCB elects to exercise this termination right, it must elect to terminate the merger agreement by written notice to NCC at any time during the two-business day period following the fifth business day prior to the closing of the merger (provided that such notice of election to terminate may be withdrawn at any time prior to the deadline). During the two-day period commencing with its receipt of such notice, NCC has the option, but not the obligation, to increase the consideration to be paid with respect to each share of PCB common stock to be converted into shares of NCC common stock by making a cash payment (rounded to the nearest cent) equal to the product of (x) the exchange ratio (0.4128) and (y) the difference between $33.33 and the Average Quoted Price. If NCC so elects within such two-day period, it must give prompt written notice to PCB of such election, in which event no termination will have occurred and the merger agreement will remain in effect in accordance with its terms, except (i) as to the adjusting payment described above and (ii) that NCC may extend the date of the closing of the merger transaction for up to ten business days. However, NCC will not be permitted to elect to make the foregoing cash payment if such a payment would preclude the issuance of the favorable tax opinion required as a condition for consummation of the merger.

If NCC terminates the merger agreement because PCB’s board withdraws or changes its recommendation of the merger agreement, cancels or fails to call the meeting at which PCB’s shareholders will vote on the merger agreement or approves or recommends an Acquisition Proposal other than the merger with NBC, or if PCB terminates the agreement (i) at a time that NCC could terminate the merger agreement based on one of the foregoing reasons or (ii) in order to enter into a definitive agreement for a Superior Proposal, then PCB (or its successor) must pay NCC a termination fee of $2,500,000. PCB will also be required to pay the termination fee if it enters into a definitive agreement with respect to an alternative Acquisition Proposal within nine months of a termination of the merger agreement by either party in connection with a disapproval of the merger by PCB shareholders that follows a public disclosure of an alternative Acquisition Proposal prior to the annual meeting. Certain provisions of the merger agreement, including those regarding confidentiality and payment of expenses, will survive the termination of the merger agreement.

The respective representations, warranties, covenants and agreements of NCC and PCB will not survive the effective time of the merger, except for those covenants and agreements which by their terms apply in whole or in part after the effective time of the merger.

Payment of Expenses Relating to the Merger

Subject to any obligations for damages arising in the event of a willful breach of the merger agreement, each party will pay all of its own expenses incurred in connection with the merger, including registration fees, printing fees, mailing fees, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of such party. Each party has agreed to indemnify the other party against any liability arising from any such fee or payment incurred by such party.

Interests of Certain Persons in the Merger

Some of PCB’s directors and executive officers have interests in the merger transaction that are different from, or in addition to, those of PCB shareholders generally. These interests are described below. PCB’s board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

Payments upon Termination of PCB Employment Agreements

At the time of the execution of the merger agreement, James F. Kuhlman and Brian M. Watterson executed agreements terminating their respective current employment agreements with PCB effective upon the consummation of the merger and waiving all rights under such agreements and all claims arising out of their employment with PCB. In connection with the termination of their employment agreements, Mr. Kuhlman will receive a one-time lump sum cash payment from PCB in the amount of $1,020,000 and Mr. Watterson will receive a one-time lump sum cash payment from PCB in the amount of $364,770. These payments will be made at or around the effective time of the merger and will be in addition to, and separate from, amounts payable under Mr. Kuhlman’s and Mr. Watterson’s new employment agreements with NBC, described below. Each termination agreement will become effective immediately prior to, and subject to the occurrence of, the effectiveness of the merger.

Employment Agreements with Certain Officers of PCB

In connection with the merger agreement, NBC entered into employment agreements with James F. Kuhlman and Brian M. Watterson, each of which will take effect as of the effective date of the merger. Mr. Kuhlman’s employment agreement provides for an initial term of five years from the effective date of the merger. Mr. Watterson’s employment agreement will terminate upon the first to occur of (i) the 28th day following the completion of the conversion of PCB’s data to NBC’s electronic data systems or (ii) April 30, 2019. Under the terms of these employment agreements, Mr. Kuhlman has agreed to serve as Market President – Sarasota Area and Mr. Watterson has agreed to serve as Regional Financial Executive – Premier Community Bank Division following the consummation of the merger; however, these individuals will not be executive officers of NCC.

Each executive’s employment agreement provides that he is entitled to receive (i) a minimum annual base salary, (ii) vacation days, paid holidays and sick days, (iii) reimbursement of specified types of business expenses and (iv) the right to participate in employer-sponsored health and retirement plans. The initial base salaries provided for Messrs. Kuhlman and Watterson are $294,500 and $166,512, respectively. In addition, Mr. Kuhlman is eligible to receive an annual bonus, certain perquisites (a cellular phone, continued use of the employer-owned vehicle and a $750 monthly automobile allowance thereafter and reimbursement of social club expenses (up to $500 per month)) and awards under NCC’s equity-based incentive compensation plans, including an initial one-time grant of performance share awards $60,000. Mr. Kuhlman will also receive a retention bonus of $216,000, payable as soon as practicable after the effective time of the merger. In the event that Mr. Kuhlman’s employment with NBC terminates before the third anniversary of his employment agreement, he will be obligated to repay a pro rata portion of the retention bonus.

NBC also entered into five-year employment agreements with seven other officers or employees of PCB, each of which provides for (i) a minimum annual base salary, (ii) vacation days, paid holidays and sick days, (iii) reimbursement of specified types of business expenses and (iv) the right to participate in employer-sponsored health and retirement plans.

All of the employment agreements described above also set forth the procedures and amounts payable in connection with a termination of employment under various circumstances. Each employment agreement provides that, if employment is terminated by NBC “for cause,” or if the employee resigns or terminates his or her employment for any reason other than for “good reason” (as such terms are defined in the employment agreement), then the employee will not be entitled to any further compensation or benefits, except for accrued but unpaid base salary or as provided under an applicable employee benefit plan. If NBC terminates the employment other than “for cause,” or if the employee terminates his or her employment for “good reason,” then the employee will continue to receive salary payments equal to his or her base salary then in effect until the end of the agreement term. During the period of their employment and, depending on the circumstances of employment termination, for a period following the termination of their employment, the employees will generally be subject to certain non-solicitation and non-competition provisions.

Participation in NCC Benefit Plans

Pursuant to the merger agreement, all full-time employees of PCB who are retained following the consummation of the merger will be eligible to participate in benefit plans and arrangements that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its subsidiaries, which benefits include health and dental insurance, vision insurance, life insurance and short and long-term disability.

 Options

PCB has previously granted options to purchase PCB common stock to 33 directors, officers and employees of PCB. At the effective time of the merger, each outstanding and unexercised option to purchase shares of PCB common stock will be converted automatically into an option to purchase NCC common stock, at a conversion ratio equal to 0.4440 shares of NCC common stock for each share of PCB common stock subject to such option. The exercise price for each such option will equal the quotient obtained by dividing the per share exercise price for each PCB option in effect prior to the merger by the option conversion ratio of 0.4440. The option conversion ratio generally reflects the economic value that would have been received by the holder of such option if the option had been exercised prior to the merger. As of the date of this proxy statement-prospectus, there were approximately 219,478 options to purchase PCB common stock outstanding, which will convert into 97,449 options to purchase NCC common stock. Certain directors and executive officers of PCB hold options, as described in “Security Ownership of Certain Beneficial Owners and Management of PCB” on page 64.

Change in Control Payment

Pursuant to an agreement entered into in 2017 between PCB and Mont E. McNeal, Executive Vice President and Chief Lending Officer of PCB, Mr. McNeal is entitled to receive a change in control payment upon the closing of the merger, in an amount equal to $159,350.

Indemnification and Insurance

NCC has agreed to indemnify each director and officer of PCB for a period of six years after the effective time of the merger against all liabilities arising out of actions or omissions occurring on or prior to the effective time of the merger to the extent permitted under the articles of incorporation and bylaws of PCB as in effect on the date of the merger agreement. NCC’s indemnification obligations described above are subject to the limitations and requirements of PCB’s articles of incorporation and bylaws and applicable law.

NCC has agreed to use its commercially reasonable efforts for a period of six years following the effective time of the merger to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of PCB with respect to claims against such directors and officers arising from facts or events occurring on or prior to the effective time of the merger, which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the indemnified party, as the coverage provided by PCB as of the date of the merger agreement; provided, however, that (i) if NCC is unable to maintain or obtain such insurance coverage, then NCC will provide as much comparable insurance as is reasonably available, (ii) officers and directors of PCB may be required to apply and provide customary representations and warranties to the insurance carrier for the purpose of obtaining such insurance and (iii) in satisfaction of its obligations, NCC may require PCB to purchase, prior to but effective as of the effective time of the merger, tail insurance providing such coverage prior to the effective time of the merger. Whether or not NCC or PCB procures such coverage, in no event will PCB expend, or will NCC be required to expend, for such tail insurance a premium amount in excess of $120,000. If the cost of such tail insurance exceeds this amount, then PCB or NCC, as applicable, will obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding such amount.

Resale of NCC Common Stock

The shares of NCC common stock to be issued in the merger will be registered under the Securities Act. PCB shareholders who are not affiliates of NCC may generally freely trade their NCC common stock upon completion of the merger. For this purpose, with respect to NCC, the term “affiliate” generally means any person that either directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, NCC. The SEC has stated that an individual’s status as a director, officer, or 10% shareholder is one fact that must be taken into consideration in determining affiliate status.

Those shareholders who are deemed to be affiliates of NCC may only sell their NCC common stock as permitted under the Securities Act or under a “safe harbor” from the restrictions generally applicable to the sale of “control securities,” such as those acquired from an affiliate of the issuer. Rule 144 requires, among other things, the availability of current public information about the issuer, a holding period for shares issued without SEC registration, volume limitations and other restrictions on the manner of sale of the shares.

Trading Market for NCC Stock

NCC common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.”

NCC Dividends

The holders of NCC common stock are entitled to receive dividends only if and when declared by the NCC board of directors, out of legally available funds. NCC’s board of directors has not declared a dividend since its inception and has no present intention to do so. Instead, NCC’s board currently anticipates that all earnings, if any, will be used for working capital, to support NCC’s operations and to finance the growth and development of its business, including the merger and integration of PCB. Any future determination relating to dividend policy will be made at the discretion of NCC’s board of directors and will depend on a number of factors, including NCC’s future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the board of directors may deem relevant.

Voting Agreements

At the time of the execution of the merger agreement, each director and executive officer of PCB, in his capacity as a shareholder of PCB, executed a voting agreement with NCC, in which each such shareholder has agreed, among other things, to vote all of his shares of PCB common stock (i) in favor of adoption and approval of the merger agreement, (ii) against any action or agreement that would result in a breach of any covenant or agreement by PCB in the merger agreement and (iii) against any other acquisition proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger; provided, however, that such voting agreements will terminate if the merger agreement is terminated, and such voting agreements do not preclude the directors from taking action in a manner consistent with their fiduciary duties in their capacity as directors under applicable law. While these agreements are in effect, and except for certain specific transfers set forth in the agreement, the shareholder may not directly or indirectly transfer any of his PCB common stock until the closing date of the merger without prior written consent of NCC. The total number of shares of PCB common stock subject to these voting agreements is 516,636, constituting approximately 21.2% of the shares of PCB common stock outstanding on the record date for the annual meeting of shareholders. These agreements may have the effect of discouraging third parties from making a proposal for an acquisition transaction involving PCB.

Non-Competition Agreements

At the time of the execution of the merger agreement, each non-employee director of PCB executed a non-competition agreement with NCC, in which each such director has agreed, among other things, as of the effective time of the merger:

•	not to disclose confidential information or trade secrets relating to the business of PCB and of which the director became aware as a consequence of his relationship with PCB;

•

for a period of two years after the effective time of the merger, directly on his own behalf or on behalf any other person: (i) not to solicit any customer of NCC, NBC or PCB, including actively sought prospective customers at the effective time of the merger, for the purpose of providing competitive products or services; and (ii) not to solicit or recruit or attempt to solicit or recruit any employee of NCC, NBC or PCB; and

•

for a period of two years after the effective time of the merger, not to act as a director, manager, officer, employee, consultant or organizer of any business that is the same or essentially the same as the business conducted by NCC, NBC or PCB and that has an office located within Manatee or Sarasota Counties, Florida or any contiguous county.

The non-competition agreements will automatically terminate if the merger agreement is terminated prior to the effective time of the merger, and upon the second anniversary of the effective time of the merger. In addition, the agreements will terminate upon the date of a change in control of NCC.

Claims Letters

At the time of the execution of the merger agreement, each director and executive officer of PCB executed a letter agreement with NCC, pursuant to which each such person released and discharged, effective upon the consummation of the merger, PCB, its directors and officers (in their capacities as such), and their respective successors and assigns (including NCC and NBC), of and from any and all liabilities or claims that the director or officer had, may have or may claim to have solely in his or her capacity as an officer, director or employee of PCB, as of the effective time of the merger. The release does not apply to (i) compensation for services that has accrued but not yet been paid in the ordinary course of business consistent with past practice; (ii) other contract rights relating to severance, employment or stock options that have been disclosed in writing to NCC on or prior to the date of the merger agreement and have not been released or waived pursuant to an employment agreement termination letter; (iii) claims that the director or executive officer may have in any capacity other than as an officer, director or employee of PCB, such as claims as a borrower under loan commitments and loan agreements, claims as a depositor under any deposit account or as the holder of any certificate of deposit, claims on account of any services rendered by the director or executive officer, claims in his or her capacity as a shareholder of PCB and claims as a holder of any check issued by any other depositor of PCB; or (iv) any other claims specifically identified in an individual letter agreement.

Accounting Treatment of the Merger

NCC is required to account for the merger as a purchase transaction for accounting and financial reporting purposes under GAAP. Under purchase accounting, the assets (including any identifiable intangible assets) and liabilities (including executory contracts and other commitments) of PCB at the effective time of the merger will be recorded at their respective fair values and added to those of NCC. Any excess of purchase price over the fair values is recorded as goodwill. Any excess of the fair values over the purchase price is recorded in earnings as a bargain purchase gain. Consolidated financial statements of NCC issued after the merger will reflect those fair values and will not be restated retroactively to reflect the historical financial position or results of operations of PCB.

DISSENTERS’ RIGHTS

A shareholder of PCB may dissent from the merger and receive in cash the appraised value, as of the effective time of the merger, of the shares of PCB common stock held by such shareholder, in accordance with Section 215a of the United States Code (the “Dissent Provisions”). Section 215a of the United States Code is the controlling provision relating to the dissent rights of PCB shareholders in light of Section 658.41(2) of the Florida Financial Institutions Codes (the “Florida Banking Code”), which provides that federal law, rather than Florida law, will be controlling with respect to shareholders’ rights in the merger of a Florida bank with and into a national bank. The appraised value of the PCB common stock may differ from the consideration that a shareholder of PCB is entitled to receive in the merger. The following is a summary of the Dissent Provisions, the full text of which is set forth as Appendix B to this proxy statement-prospectus.

Under the Dissent Provisions, a shareholder of PCB may dissent from the merger by (i) either voting against the merger or giving notice in writing to PCB at or prior to the annual meeting that he or she dissents from the merger and (ii) making a written request to NBC to receive the value of such shareholder’s shares of PCB common stock, which request must be made within thirty (30) days after the effective time of the merger and must be accompanied by the surrender of the shareholder’s stock certificates.

The value of the shares held by any dissenting shareholder shall be determined as of the effective time of the merger by an appraisal made by a committee of three (3) persons, composed of one person selected by the holders of a majority of the shares of PCB common stock for which rights of dissent are being asserted, one selected by the board of directors of NBC and the third selected by the other two. The valuation agreed upon by any two of the three appraisers shall govern. However, if the value so fixed is not satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his or her shares, appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the dissenting shareholder who has appealed to the Comptroller.

If, within 90 days from the effective time of the merger, for any reason one or more of the three appraisers is not selected as provided by the Dissent Provisions, or the appraisers shall fail to determine the value of the shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made, which shall be final and binding on all parties. In any event, the value of shares ascertained under the Dissent Provisions shall be promptly paid to the dissenting shareholders by NBC. In addition, the NCC common stock that would have been delivered to the dissenting shareholders but for their dissent may, if required by law, be sold at an advertised public auction at which NCC may bid. If the shares are auctioned and are sold at a price greater than that paid to the dissenting shareholders, such excess amount would be remitted to the dissenting shareholders.

Any shareholder of PCB who perfects the right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 42.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under the Dissent Provisions and is qualified in its entirety by reference to the full text of such provisions, a copy of which is attached to this proxy statement-prospectus as Appendix B. PCB urges any shareholder wishing to exercise appraisal rights to read this summary and the text of the Dissent Provisions carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in the Dissent Provisions may result in the loss of your statutory appraisal rights.

INFORMATION ABOUT NCC AND NBC

NCC, a Delaware corporation, is a financial holding company headquartered in Birmingham, Alabama. NCC engages in the business of banking through NBC, its wholly owned banking subsidiary.

NBC provides a broad array of financial services to businesses, business owners, and professionals. NBC operates seven full-service banking offices in Alabama, located in Birmingham, Huntsville, Auburn-Opelika, and Baldwin County, 22 full‐service banking offices in central and northeast Florida (including under the trade names United Legacy Bank, Reunion Bank of Florida, Patriot Bank and FirstAtlantic Bank) and two full‐service banking offices in the Atlanta, Georgia metro area (including under the trade names Private Bank of Buckhead, Private Bank of Decatur and PrivatePlus Mortgage).

NCC engages in the business of factoring commercial receivables through NBC’s ownership of a 70% equity interest in CBI Holding Company, LLC (“CBI”). CBI owns Corporate Billing, LLC (“Corporate Billing”), a transaction-based finance company headquartered in Decatur, Alabama, that provides factoring, invoicing, collection, and accounts receivable management services to transportation companies and automotive parts and service providers throughout the United States and parts of Canada.

In January 2018, NCC completed its acquisition of FirstAtlantic Financial Holdings, Inc. (“FirstAtlantic”) and its subsidiary, FirstAtlantic Bank, headquartered in Jacksonville, Florida. As a result of the FirstAtlantic transaction, NCC acquired eight full-service banking offices in the Jacksonville, Florida metro area. On April 24, 2018, NCC entered into a definitive agreement to acquire Landmark Bancshares, Inc., a Georgia corporation (“Landmark”), and its wholly owned banking subsidiary, First Landmark Bank, headquartered in Marietta, Georgia. The Landmark transaction remains subject to customary closing conditions, including the receipt of all required shareholder and regulatory approvals. Assuming the issuance of the maximum possible number of shares in the Landmark transaction, NCC could issue up to 2,528,367 shares of NCC common stock and pay up to $5,188,107 in cash to holders of Landmark common stock and options.

As of March 31, 2018, NCC had total assets of approximately $3.1 billion, total net loans of approximately $2.5 billion, total deposits of approximately $2.6 billion, and total shareholders’ equity of approximately $505.7 million.

NCC’s common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” NCC’s principal executive office is located at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, and its telephone number is (205) 313-8100. NCC does not maintain a standalone website, but additional information about NCC may be found on NBC’s website at www.nationalbankofcommerce.com. Information contained on the website is not part of this proxy statement-prospectus, and is not incorporated by reference herein.

INFORMATION ABOUT PCB

General

PCB is a Florida-chartered nonmember bank that commenced operations in 2007 and is subject to the supervision and regulation of the Florida Office of Financial Regulation (“FOFR”) and Federal Deposit Insurance Corporation. PCB is a full service commercial bank, providing a wide range of business and consumer financial services in its target markets. PCB is headquartered in Bradenton, Florida. At March 31, 2018, PCB had total assets of approximately $238.9 million, total deposits of approximately $194.4 million, total net loans of approximately $159.4 million, and shareholders’ equity of approximately $26.0 million.

Business

Historically, PCB’s market areas have been served both by large banks headquartered out of state, as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market, while community banks have traditionally offered a more service relationship approach.

PCB provides a range of commercial banking services through four full-service banking offices in west Florida. These services include checking accounts, money market accounts, NOW accounts, savings accounts and certificates of deposit. Additional deposit products and services include bank courier service, wire transfer, merchant credit card processing, remote office capture (merchant capture), office capture (branch capture), online bill pay, internet banking and safe deposit boxes. Loan programs offered through the banking offices include commercial loans and lines of credit, small business loans, letters of credit, consumer installment loans and lines of credit, commercial mortgages and commercial construction loans. The banking offices provide drive-through banking facilities and 24-hour automated teller machines, which are integrated into national ATM networks. The Bank provides internet banking services through its website at www.pcbfl.bank.

PCB’s business strategy has been to maintain a community bank philosophy, which it believes differentiates it from its larger competitors, by focusing on and understanding the individualized banking needs of businesses, professionals and residents of the local communities in PCB’s markets. PCB believes this focus allows it to be more responsive to customers’ needs and to provide a high level of personal service. As a locally-managed institution with strong ties to the community, PCB’s core customers are primarily small-to medium-sized businesses, professionals and community organizations that prefer a banking relationship with a community bank that offers high quality, competitively priced banking products and services with personalized customer service. PCB believes that the level of personal service it offers provides an advantage over the larger out-of-state banks, which tend to consolidate decision-making authority outside of the local communities.

The revenues of PCB are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities and from service charge income generated from demand accounts, ATM fees and premiums derived from its SBA lending program. The principal source of funds for PCB’s lending activities is its deposits, primarily consisting of business operating deposit accounts from its commercial clients. The principal expenses of PCB are the interest paid on deposits and operating and general administrative expenses.

As is the case with banking institutions generally, PCB’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. PCB faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans.

Banking Services

Commercial Banking. PCB focuses its commercial loan originations on small to medium - sized businesses, professionals and community organizations (generally up to $10 million in annual sales), and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis, supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. PCB offers a range of cash management services and deposit products to commercial customers. On-line banking is available to commercial customers.

Retail Banking. PCB’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by PCB to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, PCB offers contemporary products and services, such as debit cards, mutual funds and annuities, internet banking, mobile deposit and electronic bill payment services. Consumer loan products offered by PCB include new recreational vehicle loans, new and used aircraft loans, new and used boat loans and new and used auto loans.

Homeowner Association Banking (HOA program). PCB’s HOA program collects periodic dues and assessments from condominium and homeowner associations using a lockbox. PCB believes this program is an extremely efficient way to collect relatively lower priced core deposits, without significant investment in capital assets (branches) or salary expense. Management has been involved with this service at three different banks for more than 20 years.

Employees

As of March 31, 2018, PCB employed 39 full-time employees and no part-time employees. The employees are not represented by a collective bargaining unit. PCB considers relations with its employees to be good.

Properties

The main office of PCB is located at 900 53rd Avenue East, Bradenton, Florida 34203. PCB also operates banking offices at 5100 Cortez Road West, Bradenton, Florida 34209; 12215 U.S. Highway 301 North, Parrish, Florida 34219; and 901 Venetia Bay Boulevard, Suite 100, Venice, Florida 34285.

Legal Proceedings

PCB is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against PCB that, if determined adversely, would have a material adverse effect on PCB’s financial position, liquidity, or results of operations.

Competition

PCB encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies, as well as an increasing level of interstate banking, have created a highly competitive environment for commercial banking. In one or more aspects of its business, PCB competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that PCB does not currently provide. In addition, many of PCB’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on PCB’s operations.

Management

Directors. The Board of Directors of PCB consists of 13 individuals. PCB’s Board of Directors is classified into three classes, with one class of directors elected annually by PCB shareholders to serve three-year terms. Information about the directors can be found under “Proposal No. 3 – Election of Directors,” beginning on page 39.

Executive Officers. The following sets forth information regarding the executive officers of PCB. The officers of PCB serve at the pleasure of the Board of Directors.

Name	Title
Reppard Gordon	Executive Vice President and Branch Administrator
John Cabot Hart	Executive Vice President and Chief Credit Officer
James F. Kuhlman	President and Chief Executive Officer
Mont E. McNeal	Executive Vice President and Chief Lending Officer
Tammy Thompson	Executive Vice President/Chief Operations Officer/BSA
Brian Watterson	Executive Vice President and Chief Financial Officer

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PCB

The following sets forth the beneficial ownership of PCB’s outstanding shares of common stock as of May 17, 2018 by (i) each director and executive officer of PCB, (ii) all directors and executive officers of PCB as a group and (iii) non-director and non-executive officer holders of 5% or more of the shares of PCB’s common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. The percentage of beneficial ownership is calculated based upon the number of shares of PCB common stock owned in relation to the 2,435,800 shares of PCB common stock that were issued and outstanding as of May 17, 2018.

Unless otherwise indicated, to PCB’s knowledge, the persons identified in the tables below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The address for each director and executive officer of PCB is: c/o PCB, 900 53rd Avenue East, Bradenton, Florida 34203.

Name of Individual	Number of Shares of PCB Common Stock Beneficially Owned	Percent of PCB Common Stock
Directors:
Jon B. Baldwin, Jr.	20,000(a)	0.82%
Kirk Boylston	5,000(b)	0.21%
Charles Deters	57,620(c)	2.36%
Jeremy Deters	5,120(c)	0.21%
David Dignam	49,800(d)	2.04%
Michael Inzitari	56,000(e)	2.30%
James F. Kuhlman	55,000(f)	2.25%
Lee R. Martino	10,000	0.41%
George Pickhardt	46,000(g)	1.89%
Norman Pinardi	50,120(h)	2.06%
George Smith	70,120(h)	2.88%
Tony Spivey	40,256(i)	1.65%
Thomas H. Taylor, Jr.	51,000(j)	2.09%
Executive Officers:
Reppard Gordon	4,000(k)	0.16%
John Cabot Hart	-	-
James F. Kuhlman	55,000(f)	2.25%
Mont E. McNeal	-	-
Tammy Thompson	-	-
Brian Watterson	16,743(l)	0.69%
All directors and executive officers as a group (18 persons)	516,779(m)	20.04%

___________________________

(a)	Includes 5,000 shares held jointly with his spouse.

(b)	Consists of shares held by a trust as to which he serves as trustee.

(c)	Includes 1,120 shares represented by exercisable stock options.

(d)	Consists of 44,200 shares held in a revocable trust, 4,600 shares held jointly with his spouse, and 1,000 shares represented by exercisable stock options.

(e)	Consists of 55,000 shares held in a trust, and 1,000 shares represented by exercisable stock options.

(f)	Consists of 50,000 shares held in his IRA and 5,000 shares represented by exercisable stock options.

(g)	Consists of 45,000 shares held jointly with his spouse, and 1,000 shares represented by exercisable stock options.

(h)	Includes 1,120 shares represented by exercisable stock options.

(i)	Consists of 39,136 shares held jointly with his spouse and 1,120 shares represented by exercisable stock options.

(j)	Consists of 50,000 shares held in a limited liability company and 1,000 shares represented by exercisable stock options.

(k)	Consists of shares held in his IRA.

(l)	Consists of 8,700 shares held in his IRA, 2,500 held jointly with his spouse, and 5,543 shares represented by exercisable stock options.

(m)	Includes 20,143 shares represented by exercisable stock options.

COMPARISON OF RIGHTS OF NCC STOCKHOLDERS AND PCB SHAREHOLDERS

If the merger is completed, holders of PCB common stock will receive shares of NCC common stock in exchange for shares of PCB common stock pursuant to the terms of the merger agreement. PCB is a banking corporation organized under the laws of the State of Florida, and NCC is a corporation organized under the laws of the State of Delaware. The following is a summary comparison of certain provisions of Florida and Delaware law, as well as the governing documents of PCB and NCC, particularly as they relate to the rights of PCB shareholders under the Florida Business Corporations Act (the “FBCA”) and the Florida Banking Code, as well as PCB’s articles of incorporation and bylaws, and the rights of NCC’s stockholders under the Delaware General Corporation Law (the “DGCL”) and NCC’s certificate of incorporation and bylaws. While this summary provides a comparison of the material provisions of Florida and Delaware law and of the governing documents of PCB and NCC, it may not contain all of the information that is important to you. NCC urges you to read the governing documents of each company and the provisions of Florida and Delaware law that are relevant to a full understanding of the governing documents, fully and in their entirety. NCC has previously filed copies of its certificate of incorporation and bylaws with the SEC. To find out where you can obtain these documents, see “Where You Can Find More Information,” beginning on page 79. Copies of PCB’s articles of incorporation and bylaws are available from PCB upon written request.

PCB	NCC

CAPITAL STOCK
Authorized Capital Stock:

The Florida Banking Code provides that a Florida bank may issues shares of capital stock only if such shares have a par value of at least $1.00 per share, are issued at a price at least equal to par value and are fully paid in cash prior to issuance. The issuance of any previously authorized but unissued shares may be done only upon the approval of the FOFR, and only in order to (i) provide for stock options and warrants, (ii) declare or pay a stock dividend or (iii) increase the capital of the bank. Likewise, the issuance of preferred stock by a Florida bank requires the approval of the FOFR both with respect to its issuance and as to its par value. All stock of the same class must have the same rights, options, warrants and benefits as all other shares within the class.

PCB’s articles of incorporation authorize the issuance of 7,000,000 shares of common stock, par value $5.00 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share. As of May 16, 2018, PCB had 2,435,800 shares of common stock outstanding and no shares of preferred stock outstanding.

NCC’s certificate of incorporation authorizes the issuance of 30,000,000 shares of common stock, par value $0.01 per share, and 250,000 shares of preferred stock, par value $0.01 per share.

As of May 16, 2018, NCC had 17,229,256 shares of common stock and no shares of preferred stock outstanding.

Assuming that (i) no holders of PCB common stock dissent from the merger and (ii) the maximum number of shares of NCC common stock are issued in the merger (including shares issuable upon the exercise of outstanding options to purchase PCB common stock that are subject to accelerated vesting as a result of the merger), the holders of PCB common stock and options will have the right to receive, in the aggregate, a maximum of 1,124,975 shares of NCC common stock as a result of the merger.

PCB	NCC

Voting Rights (Other than Election of Directors):

The FBCA provides that, unless the articles of incorporation or the FBCA provides otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Under the FBCA, if a quorum exists, action on a matter (other than the election of directors) by the shareholders is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the FBCA requires a greater number of affirmative votes. PCB’s articles of incorporation and bylaws contain provisions consistent with those set forth in the FBCA.

The DGCL provides that, unless otherwise set forth in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Except as otherwise required by the DGCL or by the certificate of incorporation or bylaws, under the DGCL, all matters brought before a stockholders’ meeting require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at a stockholders’ meeting at which a quorum is present.

NCC’s certificate of incorporation provides that each record holder of common stock is entitled to one vote for each share held. The voting rights, if any, of the holders of NCC preferred stock remain undetermined until fixed by resolution of NCC’s board of directors.

NCC’s bylaws provide that, except as otherwise provided by law, its certificate of incorporation or its bylaws or in respect of the election of directors, all matters to be voted on by its stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the matter.

Voting Rights in a Merger or Sale Transaction:

The Florida Banking Code provides different shareholder approval standards for extraordinary transactions depending on whether the surviving institution will be a Florida bank or a national bank. In general, if the surviving institution will be a Florida bank, then the merger must be approved by the affirmative vote of a majority of the shares of each class of shares entitled to vote thereon as a class and of the total shares entitled to vote thereon generally.  However, if the surviving institution will be a national bank, the Florida Banking Code provides that the action to be taken by the Florida bank and the rights and liabilities of its shareholders will be the same as those prescribed for constituent national banks under applicable federal law, and not Florida law.

Applicable federal law provides that a merger in which the resulting institution will be a national bank requires the affirmative vote of at least two-thirds of the shares of capital stock outstanding of each institution, or, in the case of a state bank that is a party to the merger, a greater proportion if the law of the applicable state so requires. Because Florida law defers to federal law in this case, the proposed merger of PCB with and into NBC will require the affirmative vote of two-thirds of the shares of PCB common stock outstanding.

The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger; or (iii) either no shares of common stock of the surviving corporation are to be issued in the merger, or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than twenty percent (20%).

In addition, the DGCL permits the merger of one corporation, of which at least ninety percent (90%) of the outstanding shares of each class is owned by another corporation, with or into the other corporation, without shareholder approval of either corporation.

Neither NCC’s articles of incorporation or bylaws provide for any special voting requirements for mergers or sales.

Preemptive Rights:

Under the FBCA, shareholders of a corporation do not have a preemptive right to acquire the corporation’s unissued shares or the corporation’s treasury shares, except in each case to the extent the articles of incorporation so provide. PCB’s articles of incorporation do not provide preemptive rights to PCB’s shareholders.

Under the DGCL, stockholders of a corporation are denied preemptive rights unless such rights are expressly granted to stockholders in the certificate of incorporation. NCC’s certificate of incorporation does not provide for preemptive rights.

PCB	NCC

Dividends:

The Florida Banking Code provides that a Florida bank may declare and pay a quarterly, semiannual or annual dividend to the extent that such dividend does not exceed the aggregate of the bank’s net profits for that period (after charging off bad debts, depreciation, and other worthless assets, if any, and making provision for reasonably anticipated future losses on loans and other assets) combined with its retained net profits of the preceding two years. With the approval of the FOFR, the bank may declare a dividend from retained net profits that accrued prior to the preceding two years, subject to a requirement that the bank first transfer 20% of its net profits for such preceding period covered by the dividend to its surplus fund, until the amount in the surplus fund is at least equal to the amount of the bank’s common and preferred stock then issued and outstanding. The bank may not declare a dividend (i) at any time at which its net income from the current year combined with the retained net income from the preceding two years is a loss or (ii) that would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the FOFR or a state or federal regulatory agency. A bank that has been determined to be imminently insolvent may not pay a dividend.

PCB’s articles of incorporation provide that, subject to the prior and superior rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to receive dividends if, as and when declared by the board of directors out of legally available funds.

Under the DGCL, a corporation may pay dividends to the extent of its surplus, and, if no surplus is available, dividends may be paid to the extent of its net profits for the current and/or preceding fiscal year. Dividends may not be declared, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by NCC are derived from NCC’s bank subsidiary, NBC, and there are various statutory limitations on the ability of NBC to pay dividends to NCC.

NCC’s bylaws provide that dividends, if any, may be declared by the board at any regular or special meeting and may be paid in cash, in property or in shares of stock.

BOARD OF DIRECTORS

Duties of Directors Generally:

The FBCA provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement among the shareholders. The FBCA requires that a director shall discharge his or her duties as a director, including his or her duties as a member of a committee in good faith, with the care an ordinarily prudent person in like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the corporation.

The FBCA further provides that in discharging his or her duties, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate and the economy of the state and the nation.

Under the FBCA, a director is not liable for any action taken as a director, or any failure to take any action, if he or she performed the duties of his or her office as described above.

The DGCL provides that the business and affairs of every corporation organized under Delaware law will be managed by or under a board of directors, except as may be otherwise provided in the certificate of incorporation.

The standards of conduct for directors have developed through Delaware case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing the corporation’s affairs to use that level of care that ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

Neither the DGCL nor NCC’s certificate of incorporation or bylaws contains provisions specifically allowing directors to consider the interests of other constituencies; however, Delaware case law permits such consideration under certain circumstances, provided that the interests to be considered bear some rational relationship to the interests of the stockholders.

PCB	NCC

Size of the Board of Directors and Qualifications of Directors:

The Florida Banking Code provides that the board of directors of a Florida bank must consist of at least five directors, each of whom must be elected, except in cases in which a director must be appointed to fill a vacancy. Under the FBCA, the number of directors must be specified in or fixed in accordance with the articles of incorporation or bylaws and may be increased or decreased by amendment to, or in the manner provided in, the articles of incorporation or the bylaws. The Florida Banking Code requires elections to be held at the annual meeting of shareholders or at a special meeting; however, if authorized by the articles of incorporation, a majority of the full board of directors may, at any time during the year following the annual meeting of shareholders, increase the number of directors of the bank by not more than two and appoint persons to fill the resulting vacancies.

The FBCA requires that directors be 18 years of age or older. The Florida Banking Code requires a majority of the directors of a Florida bank to be citizens of the United States during their whole term of service, and at least a majority of the directors to have resided in Florida for at least one year preceding their election and to remain residents of Florida during their whole term of office. For banks with total assets of more than $150 million, at least two of the directors who are not also officers of the bank must have had at least one year of direct experience as an executive officer, regulator, or director of a financial institution within the preceding five years. The articles of incorporation or bylaws may prescribe additional qualifications for directors.

PCB’s board of directors consists of 13 individuals. PCB’s bylaws provide that, subject to the requirements described above, the board of directors may be increased or decreased from time to time by action of the board of directors, provided that PCB at all times has no less than five directors and that no decrease shall have the effect of shortening the term of any incumbent director. In addition, if so authorized by a majority of the full board of directors, the board of directors may, at any time during the year following an annual meeting of shareholders, increase the number of directors by no more than two and appoint persons to fill the resulting vacancies.

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or determined in the manner provided in, the bylaws or the certificate of incorporation, and where the number is fixed by the certificate of incorporation, a change in the number of directors may be made only by amendment of the certificate.

The DGCL permits the certificate of incorporation or bylaws to prescribe qualifications for directors. NCC’s bylaws provide that, in order to be eligible for election as a director, the candidate must be nominated in accordance with the procedures described in NCC’s bylaws or corporate governance guidelines, as applicable, and must provide certain prescribed information to NCC.

NCC’s certificate of incorporation and bylaws provide that the board of directors shall consist of such number of members to be fixed from time to time by resolution adopted by the board of directors; provided, however, that the total number of directors may never be less than three or more than 20.

NCC’s board of directors is currently composed of 15 members.

Classification of Board of Directors:

The FBCA permits, but does not require, a classified board of directors and provides that a classified board is to be divided into one, two, or three classes as equal in number of directors as possible, with the term of office of one class expiring each year. If the directors have staggered terms, any increase or decrease in the number of directors is to be apportioned among the classes so as to make all classes nearly as equal as possible.

PCB’s board of directors is divided into three classes, with the members of each class serving three-year terms and with the shareholders of PCB electing one class annually.

The DGCL permits, but does not require, a classified board of directors, which can be divided into classes with staggered terms of office, with only one class of directors standing for election each year.

NCC does not have a classified board of directors.

PCB	NCC

Shareholder Voting Rights for Election of Directors:

The FBCA requires that, unless otherwise provided in the articles of incorporation, or in a bylaw that fixes a greater voting requirement and that is adopted by the board of directors or the shareholders of a corporation having shares listed on a national securities exchange at the time of adoption, directors must be elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders’ meeting at which a quorum is present.

PCB’s bylaws provide that nominees for election as directors must receive the affirmative vote of a majority of the shares eligible to be voted for the election of directors.

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, the directors of a corporation are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote in the election at a stockholders meeting at which a quorum is present.

NCC’s bylaws provide that election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and a plurality of the votes cast by shares of NCC common stock at any meeting for the election of directors at which a quorum is present shall elect directors.

Cumulative Voting:

The FBCA provides that cumulative voting is not permissible in the election of directors unless a corporation’s articles of incorporation provides otherwise.

PCB’s articles of incorporation do not provide for cumulative voting in the election of directors.

The DGCL provides that cumulative voting is not permissible in the election of directors unless a corporation’s certificate of incorporation provides otherwise. NCC’s certificate of incorporation does not provide for cumulative voting in the election of directors.

Shareholder Nominations of Directors:

Neither the articles of incorporation nor the bylaws of PCB set forth specific procedures or requirements for the nomination of director candidates for election at a meeting of PCB’s shareholders.

NCC’s bylaws provide that, in order to make a nomination for director before the annual meeting of stockholders, a stockholder (1) must be a stockholder of record at the time of giving of notice of such annual meeting and at the time of the annual meeting, (2) must be entitled to vote at such annual meeting and (3) must comply with the procedures in the bylaws as to such nominations.

Nominations by stockholders must be made in writing and delivered or mailed to the Secretary of NCC no earlier than 150 nor later than 120 days prior to the first anniversary of the prior year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is more than 30 days before or 70 days after such anniversary, or if no annual meeting was held in the preceding year, then notice must be received no earlier than 150 days before nor less than 120 days before the annual meeting, unless the first public announcement of the date of such meeting is less than 130 days before the date of such annual meeting, in which case notice must be given no later than the 10th day following the day on which such announcement is made.

PCB	NCC

A stockholder’s notice must set forth, among other things, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made: (A) the name and address of such stockholder, as they appear on NCC’s books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert with them, (B) (i) the class or series and number of shares of NCC that are, directly or indirectly, owned beneficially or of record by such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert with them, (ii) certain details about all ownership interests in NCC common stock held by the stockholder and any beneficial owner, including any hedging, derivative, short or other economic interests and any rights to vote NCC common stock, (iii) any direct or indirect interest of such stockholder in any contract with NCC, any affiliate of NCC or any principal competitor of NCC, (iv) any rights to dividends on the shares of NCC held by such stockholder and any beneficial owner that are separated or separable from the underlying shares of NCC, (v) any proportionate interest in shares NCC held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, (vi) any performance-related fees (other than an asset-based fee) that such stockholder or any beneficial owner is entitled to, based on any increase or decrease in the value of shares of NCC, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household, (vii) any direct or indirect interest of such stockholder or beneficial owner in any contract with NCC, any affiliate of NCC or any principal competitor of NCC (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) and (viii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Regulation 14A under the Exchange Act.

As to any proposed nominee, the stockholder’s notice must also set forth: (1) all information relating to such nominee as would be required to be disclosed in a proxy statement or other filing required in connection with a contested election or otherwise pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (2) a notarized affidavit executed by the nominee attesting to the nominee’s eligibility and willingness to serve as a director and providing consent to be named in a proxy statement as a nominee, (3) a description of all direct and indirect compensation and any other material relationships between or among the stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, (4) a description of any voting commitments and/or any other arrangements or obligations by which the nominee is or will be bound as a director, (5) a questionnaire completed by the proposed nominee containing, among other things, information relating to stock exchange listing requirements for director independence that are applicable to NCC and (6) any other information relating to the proposed nominee that is required to be disclosed in a proxy statement on Schedule 14A for solicitation of proxies for election of directors under the Exchange Act and pursuant to any other applicable laws or rules or regulations of any governmental authority or of any national securities exchange or similar body overseeing any trading market on which shares of NCC are traded.

PCB	NCC

Removal of Directors:

The FBCA provides that shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. A director may be removed by the shareholders at a meeting of shareholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

PCB’s bylaws contain a removal provision consistent with the corresponding removal provision of the FBCA.

Under the DGCL, the holders of a majority of the shares entitled to vote may effect a removal of any director with or without cause.

Vacancies on the Board of Directors:

The FBCA and PCB’s bylaws provide that a vacancy on a board of directors (including as a result of an increase in the number of directors) may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum.

The FBCA further provides that such a vacancy may be filled by the shareholders, unless the articles of incorporation provide otherwise, and PCB’s articles of incorporation contain no provision to the contrary.

When any vacancy occurs on NCC’s board of directors, whether as a result of the creation of a new directorship or the death, resignation, disqualification or removal of a director, a majority of the remaining members of the board may appoint a director to fill such vacancy until the next election of directors.

Liability of Directors and Officers:

The FBCA generally provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his duties as a director and the director’s breach of or failure to perform those duties constitutes: (i) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) an unlawful distribution; (iv) in a proceeding by or in the right of the corporation or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, for certain unlawful dividends and redemptions and for any transaction from which the director derived an improper personal benefit.

NCC’s certificate of incorporation contains a provision consistent with the DGCL and further provides that any amendment to the DGCL authorizing corporate action that would further eliminate or limit the liability of directors will have the effect of eliminating the personal liability of NCC directors to the fullest extent permitted by such amendment. Conversely, any repeal or modification of the provisions of the NCC certificate of incorporation that limit director liability will not adversely affect any right or protection of a director of NCC existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Indemnification:

The FBCA provides that a corporation may indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) because such an individual was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation in such a capacity at another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

PCB	NCC

The FBCA further provides that a corporation has the power to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor because that person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation in such a capacity at another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification is authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification with regard to a proceeding by or in the right of the corporation is to be made in respect of any claim, issue, or matter as to which such person has been found liable unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Under the FBCA, to the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

The FBCA provides that any indemnification described above, unless pursuant to a determination by a court, shall be made by the corporation only if indemnification is permitted under the circumstances because the applicable standard of conduct has been met, as determined by: (i) a majority vote of a quorum consisting of directors who were not parties to such proceeding; (ii) a majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by such a quorum or committee, or in certain cases, by majority vote of the full board of directors (in which directors who are parties may participate); or (iv) a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner, except that if the determination as to the permissibility of indemnification is made by independent legal counsel, then the persons and groups entitled to select such counsel shall evaluate the reasonableness of expenses and may authorize indemnification.

The DGCL further provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

Under the DGCL, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

NCC’s bylaws provide that its directors, officers and (to the extent approved by the board of directors) other agents will be indemnified by NCC to the fullest extent authorized by Delaware law as it now exists or may in the future be amended to provide additional indemnification, against all expenses, liabilities and loss incurred in connection with their service as directors, officers or other agents on behalf of the corporation.

NCC’s bylaws further provide for the advancement of expenses to directors and officers in defending any proceeding prior to its final disposition; provided, that to the extent required by law, an advancement of expenses will be made only upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to indemnification for such expenses. The bylaws also permit NCC’s board of directors to provide for indemnification and advancement of expenses to employees and other agents to the extent and in the manner permitted by the DGCL.

PCB	NCC

Expenses incurred by an officer or director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

The FBCA permits indemnification and advancement of expenses in addition to that described above, except that no indemnification or advancement may be made if a final adjudication establishes that the party’s acts or omissions were material to the cause of action and constitute: (i) a criminal violation, unless the party had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which the party derived an improper personal benefit; (iii) in the case of a director, certain acts related to unlawful distributions; or (iv) in a proceeding by or in the right of the corporation or a shareholder, willful misconduct or a conscious disregard for the best interests of the corporation.

Unless otherwise provided when authorized or ratified, the indemnification and advancement rights described above continue as to a person who has ceased to be a director, officer, employee, or agent and inure to the benefit of his or her heirs, executors, and administrators.

Under the FBCA, unless a corporation’s articles of incorporation provide otherwise, a director, officer, employee, or agent of the corporation with respect to whom a corporation has failed or declined to provide indemnification or advancement may seek a judicial order for indemnification or advancement in certain circumstances, as well as reimbursement for expenses incurred in seeking court-ordered indemnification or advancement.

A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation in such a capacity at another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section.

PCB’s bylaws provide for mandatory indemnification and advancement of expenses to directors and executive officers to the fullest extent permitted by the FBCA, and also provide that PCB may indemnify any and all other persons in accordance with the foregoing provisions of the FBCA.

NCC’s bylaws also provide that the indemnification rights set forth in the bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, provision in NCC’s certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. In this regard, NCC has entered into an indemnification agreement with each of its directors and executive officers that provides a contractual right to indemnification and advancement of expenses. These indemnification agreements require NCC to indemnify its directors and executive officers to the fullest extent permitted by Delaware law and for certain liabilities incurred as a result of actions brought, or threatened to be brought, against such directors and executive officers in connection with their duties, subject to certain limitations. NCC is also required to advance expenses to its directors and executive officers upon request to the fullest extent permitted by Delaware law and subject to the same restrictions applicable to indemnification payments. The agreements also contain various covenants by NCC regarding the maintenance of directors’ and officers’ liability insurance.

NCC’s bylaws authorize NCC to purchase and maintain insurance on behalf of its directors, officers, employees, and agents, and persons serving at NCC’s request in any position or capacity for any other entity, against any liability asserted against or incurred by him or her, or arising out of his or her status as such, whether or not NCC would have the power or obligation to indemnify such person against the liability.

PCB	NCC

PROVISIONS AFFECTING CONTROL SHARE ACQUISITIONS AND BUSINESS COMBINATIONS

Change of Control Statute. The Florida Banking Code provides that no person or group of persons may purchase or acquire a controlling interest in a Florida bank and thereby change the control of that bank without obtaining a certificate of approval of such proposed change from the FOFR. Under the Florida Banking Code, a rebuttable presumption of control arises if the acquirer: (i) owns, controls, or has power to vote 25% or more of any class of voting securities of the bank; (ii) controls in any manner the election of a majority of the directors of the bank; (iii) owns, controls, or has power to vote 10% or more of any class of voting securities of the bank and exercises a controlling influence over the management or policies of the bank; or (iv) is determined by the FOFR, after notice and opportunity for hearing, to directly or indirectly exercises a controlling influence over the management or policies of the bank.

Transactions with Affiliates Statute. Under the Florida Banking Code, the directors, officers, employees and shareholders of a Florida bank generally may not engage or participate in any business or transaction conducted on behalf of or involving the bank that would result in a conflict of that party’s own personal interests with those of the bank, unless: (i) such business or transactions (A) are conducted in good faith and are honest, fair, and reasonable to the bank and are on terms no more favorable than would be offered to a disinterested third party; (B) are fully disclosed to the bank’s board of directors, along with the party’s interest therein; (C) are approved in good faith by the bank’s disinterested directors, with such approval recorded in the bank’s minutes; and (D) do not represent a breach of the financial institution-affiliated party’s fiduciary duty and are not fraudulent, illegal, or ultra vires; and (ii) any profits inuring to the party are not at the expense of the bank and do not prejudice the best interests of the bank in any way. The Florida Banking Code also sets forth specific provisions governing remuneration, asset ownership, purchases of liabilities and voting rights with respect to these parties.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with a person beneficially owning 15% or more of the corporation’s voting stock for three years following the time that such person becomes a 15% beneficial owner, with certain exceptions. A corporation may elect not to be governed by Section 203 of the DGCL.

NCC has not opted out of the protections of Section 203 of the DGCL.

MEETINGS AND ACTIONS BY SHAREHOLDERS

Ability to Call Special Meetings of Shareholders:

The FBCA provides that special meetings of shareholders may be called by the board of directors, by any person or persons authorized by the articles of incorporation or bylaws and by holders of not less than 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, unless a greater percentage, not to exceed 50%, is required by the articles of incorporation.

PCB’s bylaws provide that a special meeting of shareholders will be held at the direction of the president, the board of directors, or the holders of not less than 10% of the shares entitled to be cast on the matter to be considered, if such holders deliver a written demand to PCB’s secretary describing the purpose for which the meeting is to be held. The call for the meeting will be issued by PCB’s secretary, unless the person or persons at whose direction the meeting is to be held designates another person to do so.

Under the DGCL, special meetings of stockholders may be called by the board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

NCC’s bylaws provide that special meetings of stockholders may be called only by a resolution of the board of directors. The bylaws further provide that only such business shall be conducted or considered as shall have been properly brought before the meeting pursuant to NCC’s notice of meeting.

PCB	NCC

Notice of Meetings of Shareholders:

The FBCA provides that a corporation must notify shareholders of the date, time and place of each annual and special meeting of shareholders no fewer than 10 or more than 60 days before the meeting date.

PCB’s bylaws provide that notice of a shareholders’ meeting may be communicated or delivered to any shareholder in person or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting. If notice is mailed, it is considered delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of PCB, with postage prepaid.

The DGCL provides that written notice of an annual or special meeting must be given or mailed to each stockholder entitled to vote at such meeting at least 10 but not more than 60 days prior to the meeting. Such notice must state the location, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at such meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting. A notice of a special meeting must describe the order of business to be addressed at the meeting. In the case of a stockholders meeting called to vote on a merger, consolidation or sale of substantially all of the assets of the corporation, stockholders must be given written notice not less than 20 days before the meeting. NCC’s bylaws provide for stockholder notice consistent with the DGCL.

Quorum for Shareholder Meetings:

The FBCA generally provides that a quorum for a shareholders’ meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such meeting, unless the articles of incorporation provides otherwise.

PCB’s articles of incorporation and bylaws do not alter this requirement.

The DGCL generally provides that a quorum for a stockholders’ meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such meeting, unless the certificate of incorporation or bylaws of the corporation provide otherwise.

NCC’s bylaws provide that generally a majority of the voting power of all outstanding shares of common stock entitled to vote at a meeting is necessary and sufficient to constitute a quorum.

Submission of Shareholder Proposals:

Neither the articles of incorporation nor the bylaws of PCB provide a particular procedure for the submission of proposals to be considered at an annual or special meeting of PCB’s shareholders.

NCC’s bylaws contain certain requirements for stockholders to follow in connection with making any proposal to be considered at a meeting of stockholders. These requirements are similar to those required for the nomination of directors, as described above. If the stockholder’s notice relates to a proposal of business other than a director nomination, the notice must also set forth (1) a brief description of the business proposed, (2) the reasons for conducting such business, (3) any material interest of such stockholder and beneficial owner, if any, in such business, (4) the text of the proposal and (5) a description of all agreements, arrangements and understandings between the stockholder, the beneficial owners, if any, and any other person related to such business proposal.

Shareholder Action Without a Meeting:

The FBCA provides that, unless otherwise provided in the articles of incorporation, action permitted to be taken at an annual or special meeting of shareholders may be taken without a vote if the action is taken by the holders of outstanding stock of each voting group that would be necessary to authorize the action at a meeting. In order to be effective, the action must be evidenced by written consents describing the action taken, dated and signed by the approving shareholders, and delivered to the corporation’s principal office, principal place of business, the corporate secretary or another officer having custody of the records of shareholders’ meetings.

The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

PCB	NCC

PCB’s bylaws permit the shareholders of PCB to take action by written consent in accordance with the standards and procedures described above.	NCC’s certificate of incorporation provides that no action of stockholders may be taken without a meeting of stockholders, and the stockholders do not have the power to take any action by written consent.

Rights of Inspection:

List of Shareholders. Under the Florida Banking Code, a Florida bank must maintain at its principal office full and complete records of the names and residences of all of the shareholders of the bank and the number of shares held by each. Such records are subject to the inspection of all shareholders of the bank and state taxation authorities during normal business hours. Such records may not be copied by any person other than in connection with the business of the bank or as otherwise authorized by the FOFR or the bank’s board of directors.

Corporate Books and Records. Under the Florida Banking Code, no Florida bank or affiliate thereof shall permit any shareholder, other than a qualified director, officer, or employee thereof, to have access to, or to examine or inspect, any of the books or records of such bank other than its general statement of condition of its general assets and liabilities, the quarterly reports of condition and quarterly reports of income required to be submitted to the FOFR, and a list of the bank’s shareholders as described above.

List of Stockholders. Under the DGCL, a corporation generally is required to prepare, at least 10 days prior to a stockholders’ meeting, a list of stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. The list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours, at the principal place of business of the corporation. The list is also required to be made available for inspection during the stockholders’ meeting by any stockholder who is present.

Corporate Books and Records. Under the DGCL, a stockholder has the right during normal business hours to inspect and make copies and extracts from the corporation’s stock ledger, a list of the corporation’s stockholders and other books and records of the corporation, after making a written demand under oath stating the purpose, so long as the purpose is reasonably related to the person’s interest as a stockholder.

RIGHTS OF DISSENTING SHAREHOLDERS

For a description of dissenters’ appraisal rights of PCB shareholders in connection with the merger and under applicable federal law, see “Dissenters’ Rights” beginning on page 60.	NCC stockholders are not entitled to vote on the merger described herein and therefore do not have appraisal rights with respect to the merger.

AMENDMENT OF GOVERNING DOCUMENTS

Amendments to Articles or Certificate of Incorporation:

The FBCA provides that a corporation’s board of directors may adopt certain minor amendments to a corporation’s articles of incorporation without a shareholder vote. Other proposed amendments to the articles must be submitted to a vote of the shareholders by the board of directors. Unless a greater vote is required by the FBCA, the articles of incorporation or an action of the board in proposing the amendment, an amendment to the articles of incorporation requiring shareholder action must be approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights, and a majority of the votes cast by any other voting group entitled to vote on the amendment, provided that a quorum of the voting group is present.

Further, the Florida Banking Code provides that a Florida bank’s articles of incorporation may not be amended without the prior written approval of the FOFR.

The DGCL generally provides that an amendment to a corporation’s certificate of incorporation must be adopted by the board of directors through a resolution setting forth the proposed amendment and that the stockholders must approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

NCC’s certificate of incorporation provides that any provisions of the certificate of incorporation may be amended, altered, changed or repealed, subject to any requirements or restrictions of the DGCL.

PCB	NCC

Amendments to the Bylaws:

The FBCA and Florida Banking Code provide that, in general, the directors may adopt, amend or repeal bylaws for the governance of the bank to the extent that such action does not conflict with a bylaw adopted by the shareholders unless the articles of incorporation or the FBCA reserve the power to amend the bylaws generally or a particular bylaw provision exclusively to the shareholders, or the shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board may not amend or repeal the bylaws or that bylaw provision. The FBCA further provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

The DGCL provides that the stockholders, and, when provided for in the certificate of incorporation, the board of directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

NCC’s certificate of incorporation provides that the board of directors is expressly authorized to make, repeal, alter, amend or rescind from time to time any or all of the bylaws. NCC’s bylaws provide that they may be amended, altered or repealed or added to by the board of directors or the stockholders.

SHAREHOLDER RIGHTS PLANS

PCB does not have a shareholder rights plan currently in effect.	NCC does not have a stockholder rights plan currently in effect.

SHARE TRANSFER RESTRICTIONS

PCB does not have a shareholders agreement, and transfer of shares of PCB common stock is not restricted, except as required by law.	NCC does not have a stockholders agreement, and transfer of shares of NCC common stock is not restricted, except as required by law.

EXCLUSIVE FORUM

Neither the articles of incorporation nor the bylaws of PCB contain any provision governing the forum for shareholder derivative actions or other actions against PCB or any of its directors or officers.

The DGCL provides that the certificate of incorporation or the bylaws may require, consistent with applicable jurisdictional requirements, that any or all internal corporate claims shall be brought solely and exclusively in any or all of the courts in the State of Delaware, and no provision of the certificate of incorporation or the bylaws may prohibit bringing such claims in the courts of Delaware.

NCC’s certificate of incorporation provides that the certificate of incorporation, bylaws and internal affairs of NCC shall be governed by and interpreted under the laws of the State of Delaware, excluding its conflict of laws principles. Unless NCC consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of NCC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of NCC to the company or its stockholders, (iii) any action asserting a claim against NCC or any current or former director, officer or other employee of NCC arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against NCC or any current or former director, officer or other employee of NCC governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the requirement that the court have personal jurisdiction over the indispensable parties named as defendants. NCC or any current or former director or officer of NCC made a party to any actual or threatened action to which the foregoing provision applies shall be entitled to an injunction and/or specific performance without any requirement to post bond. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of NCC shall be deemed to have notice of and to have consented to the foregoing provisions.

LEGAL MATTERS

Maynard, Cooper & Gale, P.C. has provided an opinion to NCC as to the validity of the shares of common stock that NCC will issue in the merger. The material U.S. federal income tax consequences of the merger have also been passed upon by Maynard, Cooper & Gale, P.C. Certain additional legal matters relating to the merger will be passed upon for NCC by Maynard, Cooper & Gale, P.C. and for PCB by Smith Mackinnon, PA. Members of Maynard, Cooper & Gale, P.C. own shares of NCC common stock representing on an aggregate basis less than 1% of the total number of shares of NCC’s common stock outstanding. A member of Smith Mackinnon, PA owns shares of PCB common stock representing on an aggregate basis less than 1% of the total number of shares of PCB common stock outstanding.

EXPERTS

The audited consolidated financial statements of NCC, incorporated by reference into this document, have been audited by Porter Keadle Moore, LLC, independent registered public accountants, to the extent and for the periods indicated in their report thereon, and have been so incorporated by reference in this document in reliance upon such report of Porter Keadle Moore, LLC given on the authority of such firm as experts in auditing and accounting.

OTHER MATTERS

PCB’s management is not aware of any other matters to come before the annual meeting. If any other matter not mentioned in this proxy statement-prospectus is brought before the annual meeting, the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.

STOCKHOLDER PROPOSALS FOR 2019 ANNUAL MEETING

If the merger is completed, PCB shareholders will become stockholders of NCC. In order for a proposal by a stockholder of NCC to be eligible to be included in the proxy statement for the 2019 annual meeting of stockholders pursuant to the proposal process prescribed by SEC Rule 14a-8, the proposal must be received by the Corporate Secretary at National Commerce Corporation, 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, on or before December 21, 2018.

If a stockholder proposal or nomination of a candidate for election as a director is submitted outside the proposal process mandated by SEC Rule 14a-8, and is submitted instead under NCC’s advance notice bylaw provision (Section 1.4(a) of the bylaws), the proposal must be received by the Corporate Secretary at National Commerce Corporation, 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209 not earlier than December 23, 2018 or later than January 22, 2019, together with the necessary supporting documentation required under that bylaw provision.

If the merger is not completed, PCB will hold its 2019 annual meeting of shareholders in accordance with its current governing documents and as required by Florida law.

WHERE YOU CAN FIND MORE INFORMATION

NCC has filed with the SEC a registration statement under the Securities Act that registers the issuance of the shares of NCC common stock to be issued in connection with the merger. This proxy statement-prospectus is a part of that registration statement and constitutes the prospectus of NCC in addition to being a proxy statement for PCB shareholders. The registration statement, including this proxy statement-prospectus and the attached annexes and exhibits, contains additional relevant information about NCC and NCC common stock.

NCC also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, such as NCC, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by NCC with the SEC are also available, at no cost, at NCC’s website at http://www.nationalbankofcommerce.com, or by contacting NCC at the address and telephone number set forth below.

The web addresses of the SEC and NCC are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement-prospectus, information on those web sites is not part of this proxy statement-prospectus.

As permitted by SEC rules, NCC “incorporates by reference” into this proxy statement-prospectus the information in documents it files with the SEC, which means that NCC can disclose important information to you through those documents. The information incorporated by reference is an important part of this proxy statement-prospectus. Some information contained in this proxy statement-prospectus updates the information incorporated by reference and some information filed by NCC subsequently with the SEC will automatically update this proxy statement-prospectus.

This proxy statement-prospectus incorporates by reference the documents listed below that NCC previously filed with the SEC (other than information “furnished” rather than “filed” and information that is modified or superseded by subsequently filed documents prior to the date of the annual meeting). They contain important information about NCC and its financial condition.

SEC Filing (SEC File No. 001-36878)	Period or Date Filed

Annual Report on Form 10-K	For the year ended December 31, 2017, filed on March 9, 2018

Quarterly Report on Form 10-Q	For the quarter ended March 31, 2018, filed on May 10, 2018

Proxy Statement on Schedule 14A	Filed on April 20, 2018

Current Reports on Form 8-K	Filed on January 5, 2018, January 19, 2018, January 25, 2018, February 7, 2018, March 21, 2018, April 24, 2018 and May 1, 2018

Description of NCC’s common stock contained in a registration statement filed under the Exchange Act	Form 8-A, filed on March 16, 2015

In addition, NCC also incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement-prospectus and the date of the annual meeting, provided that NCC is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, NCC has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to NCC, and PCB has supplied all information contained in this proxy statement-prospectus relating to PCB.

You can obtain any of the documents incorporated by reference from the SEC. Documents incorporated by reference are also available from NCC without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement-prospectus. You can obtain documents incorporated by reference in this proxy statement-prospectus by requesting them in writing or by telephone from NCC at the following address and phone number:

National Commerce Corporation

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

Attention: William E. Matthews, V

(205) 313-8100

PCB shareholders requesting documents must do so by June 19, 2018, to receive them before the annual meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from NCC, NCC will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

PCB does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC.

You should rely only on the information contained or incorporated by reference in this proxy statement-prospectus. Neither NCC nor PCB has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement-prospectus or in any of the materials that have been incorporated in this proxy statement-prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement-prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement-prospectus does not extend to you. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than the date of this proxy statement-prospectus, and neither the mailing of this proxy statement-prospectus to PCB shareholders nor the issuance of NCC common stock in the merger shall create any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

NATIONAL COMMERCE CORPORATION

(a Delaware corporation)

NATIONAL BANK OF COMMERCE

(a national banking association)

and

PREMIER COMMUNITY BANK OF FLORIDA

(a Florida banking corporation)

Dated as of

March 20, 2018

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 20, 2018, by and between National Commerce Corporation (“NCC”), a corporation organized and existing under the Laws of the State of Delaware, with its principal office in Birmingham, Alabama; National Bank of Commerce (“NBC”), a national banking association organized and existing under the Laws of the United States, with its principal office in Birmingham, Alabama; and Premier Community Bank of Florida (“PCB”), a Florida banking corporation, with its principal office in Bradenton, Florida.

Preamble

The respective Boards of Directors of NCC, NBC and PCB have determined that the transactions described herein are in the best interests of the Parties and their respective stockholders. This Agreement provides for the acquisition of PCB by NCC pursuant to the merger (the “Merger”) of PCB with and into NBC, which is a wholly owned Subsidiary of NCC. At the effective time of the Merger, and except as provided herein, the outstanding shares of the capital stock of PCB shall be converted into the right to receive a fixed number shares of common stock of NCC and a fixed amount of cash. As a result, stockholders of PCB shall become stockholders of NCC, and the Assets and operations of PCB and NBC shall be combined under the charter of NBC.

The transactions described in or otherwise contemplated by this Agreement are subject to, among other things: (i) the filing by NCC and the effectiveness of a registration statement with respect to the shares of common stock of NCC to be issued to stockholders of PCB in the Merger; (ii) the approval of the stockholders of PCB; (iii) the approval of NCC as the sole stockholder of NBC; (iv) the approval of the OCC; and (v) the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the IRC and the Treasury regulations promulgated thereunder, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the IRC for purposes of Sections 354, 356 and 361 of the IRC (and any comparable provision of state law) for federal and applicable state income tax purposes.

Certain capitalized terms used but not otherwise defined in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:

Article 1
Transaction and Terms of Merger

1.1     The Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time, PCB shall be merged with and into NBC in accordance with the provisions of 12 U.S.C. § 215a-1 and other applicable state and federal banking Laws. At the Effective Time, the separate corporate existence of PCB shall cease, and NBC shall be the surviving association resulting from the Merger (the “Surviving Association”) and shall continue to be governed by the Laws of the United States and the National Bank Act. The Merger will be consummated pursuant to the terms of this Agreement, which has been approved and adopted by a majority of the members of the respective Boards of Directors of NCC, NBC and PCB.

1.2     Time and Place of Closing.   The place of the Closing shall be at the offices of Maynard, Cooper & Gale, P.C., Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties. Subject to the terms and conditions of this Agreement, unless otherwise mutually agreed upon in writing by the chief executive officers of NCC and PCB, the Closing will take place at 9:00 a.m. Central Time on the last Business Day of the month in which the closing conditions set forth in Article 9 (other than those conditions that are to be satisfied at the Closing) have been satisfied (or waived pursuant to Section 11.4 of this Agreement). The date of such Closing is referred to herein as the “Closing Date.”

1.3     Effective Time. Subject to the terms and conditions of this Agreement and the occurrence of the Closing, the Merger shall become effective on the date specified in the certification of the Merger to be issued by the OCC and at the time specified in the Articles of Merger to be filed with the Florida Secretary of State (the “Effective Time”). Unless the chief executive officers of NCC and PCB otherwise mutually agree in writing, the Parties shall use their commercially reasonable efforts to cause the Effective Time to occur on the Closing Date.

1.4     Voting Agreements. Concurrently with the execution and delivery of this Agreement and as a material condition hereto, each member of the PCB Board and certain executive officers of PCB are entering into Voting Agreements with NCC whereby, among other things, such Persons have agreed, upon the terms and subject to the conditions set forth therein, to vote all of the shares of PCB Common Stock owned by them in favor of this Agreement and the Merger and to support actions necessary to consummate the Merger.

Article 2
Effect of THE Merger

2.1     Charter Documents. The Articles of Association of NBC in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Association immediately after the Effective Time, unless and until amended in accordance with applicable Law. The Bylaws of NBC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Association immediately after the Effective Time, unless and until amended in accordance with applicable Law.

2.2     Directors and Officers.

(a)     The directors and officers of NCC immediately following the Effective Time shall consist of the directors and officers of NCC immediately prior to the Effective Time. Such directors and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b)     The directors and officers of the Surviving Association immediately following the Effective Time shall consist of the directors and officers of NBC immediately prior to the Effective Time. Such directors and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.3     Effect of Merger. At the Effective Time, all rights, franchises and interests of PCB and NBC in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Surviving Association by virtue of the Merger without any deed or other transfer. The Surviving Association shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by PCB and NBC immediately prior to the Effective Time. All Liabilities and obligations of PCB and NBC shall be assumed by the Surviving Association, and the Surviving Association shall be bound thereby in the same manner and to the same extent as each of PCB and NBC was so bound at the Effective Time.

2.4     Business of Surviving Association. At the Effective Time, the business of the Surviving Association shall continue to be that of a national banking association and shall be conducted at its main office located at 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, at its legally established branches, and at the banking offices of PCB that are acquired in the Merger (with such banking offices to continue to conduct operations after the Effective Time as branch offices of the Surviving Association). At the Effective Time, the name of the Surviving Association shall continue to be “National Bank of Commerce.” The Surviving Association will not exercise trust powers as of the Effective Time.

2.5     Capital of Surviving Association. The Surviving Association shall have surplus and retained earnings equal to the consolidated capital accounts of NBC and PCB immediately prior to the Effective Time. All such amounts of surplus and retained earnings shall be adjusted for normal earnings and expenses and any accounting adjustments related to the Merger. As of the Effective Time, preferred stock shall not be issued by the Surviving Association. NBC and PCB shall contribute to the Surviving Association acceptable Assets having a book value, over and above Liability to its creditors, in such amounts as set forth on the books of NBC and PCB at the Effective Time.

Article 3
Conversion of constituents’ CAPITAL STOCK AND OTHER EQUITY

3.1     Manner of Converting Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any further action on the part of NCC, NBC, PCB or the holders of any shares of capital stock thereof, the shares of capital stock and rights and options to acquire shares of capital stock of the constituent corporations shall be converted as follows:

(a)     NCC Capital Stock. Each share of capital stock of NCC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding from and after the Effective Time.

(b)     NBC Capital Stock. Each share of capital stock of NBC issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of the capital stock of the Surviving Association, issued to NCC and outstanding as of the Effective Time; and the Surviving Association shall be a wholly owned Subsidiary of NCC.

(c)     PCB Common Stock Held by Parties. Each share of PCB Common Stock issued and outstanding immediately prior to the Effective Time that is held as treasury stock or that is owned, directly or indirectly, by any PCB Company or any NCC Company (other than shares of PCB Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of PCB Common Stock held, directly or indirectly, in respect of a debt previously contracted) shall be cancelled and shall cease to exist at the Effective Time without any conversion thereof, and no shares of NCC Common Stock, cash or other consideration shall be delivered in exchange therefor.

(d)     Per Share Merger Consideration for PCB Common Stock. Subject to Section 3.2 below, each share of PCB Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares cancelled pursuant to Section 3.1(c) above and (ii) shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.3 below) shall cease to be outstanding and shall be converted into and exchanged for the right to receive (i) 0.4218 shares of NCC Common Stock (the “Per Share Exchange Ratio”), plus (ii) $0.93 in cash, without interest (the “Per Share Cash Consideration”), plus (iii) any cash, without interest, in lieu of fractional shares as specified in Section 3.4 below. The Per Share Exchange Ratio and the Per Share Cash Consideration are collectively referred to as the “Per Share Merger Consideration.”

(e)     PCB Options. At the Effective Time, each outstanding and unexercised option to purchase shares of PCB Common Stock pursuant to the PCB Stock Option Plans (each, an “PCB Option”) will cease to represent an option to purchase PCB Common Stock and will be converted automatically into an option to purchase NCC Common Stock (each, an “NCC Option”), and NCC will assume each PCB Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to any instrument, plan or agreement governing such PCB Option; provided, however, that, after the Effective Time:

(i)      the number of shares of NCC Common Stock purchasable upon exercise of each PCB Option will equal the product of (A) the number of shares of PCB Common Stock that were purchasable under the PCB Option immediately before the Effective Time and (B) 0.4440 (the “Option Conversion Ratio”), rounded to the nearest whole share;

(ii)      the per share exercise price for each PCB Option will equal the quotient obtained by dividing (A) the per share exercise price of the PCB Option in effect immediately before the Effective Time by (B) the Option Conversion Ratio, rounded to the nearest cent; and

(iii)     where the context so requires, all references to PCB shall be deemed to be references to NCC and its Subsidiaries, as applicable, and all references to the PCB Board (or the Compensation Committee thereof) shall be deemed to be references to the NCC Board (or the Compensation Committee thereof).

Notwithstanding the foregoing, each PCB Option that is intended to be an “incentive stock option” (as defined in Section 422 of the IRC) will be adjusted in accordance with the requirements of Section 424 of the IRC. As of the date hereof, the PCB Options provide for the purchase of no more than an aggregate of 219,717 additional shares of PCB Common Stock. As soon as practicable after the Effective Time, NCC shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms) with the SEC with respect to each of the PCB Stock Option Plans assumed by NCC and the shares of NCC Common Stock subject to the assumed PCB Options that were originally granted under such PCB Stock Option Plans. NCC shall use its reasonable efforts to maintain the effectiveness of each such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such assumed PCB Options remain outstanding. Subject to the foregoing, the PCB Stock Option Plans shall be frozen as of the Effective Time such that no additional options shall be available or granted thereunder following the Effective Time.

(f)     Maximum Consideration. Assuming that (i) there are no Dissenting Shares, (ii) there is no adjustment to the Per Share Exchange Ratio or the Option Conversion Ratio pursuant to Section 3.2, (iii) none of the PCB Options is exercised prior to the Effective Time, and (iv) following the Effective Time, all of the NCC Options are exercised by the holders thereof by paying the exercise price in cash, the holders of PCB Common Stock, PCB Options and NCC Options shall have the right to receive, in the aggregate, a maximum of 1,124,975 shares of NCC Common Stock and a maximum of $2,265,294 in aggregate Per Share Cash Consideration as a result of the Merger.

3.2     Anti-Dilution Provisions. If NCC changes the number of shares of NCC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend or similar recapitalization with respect to such stock, and the record date therefor is prior to the Effective Time, then the Per Share Exchange Ratio and the Option Conversion Ratio shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties provided for in Section 3.1(d) and Section 3.1(e).

3.3     PCB Dissenting Stockholders. Notwithstanding Section 3.1 or anything in this Agreement to the contrary, shares of PCB Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who has perfected dissenters’ rights in accordance with 12 U.S.C. § 215a(b)-(d) (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, but instead the holder of such PCB Dissenting Shares shall be entitled only to such rights of appraisal as are granted by 12 U.S.C. § 215a(b)-(d) (“Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder’s right to appraisal; provided, however, that no payment shall be made in respect of any PCB Dissenting Shares unless and until the holder thereof has complied with the applicable provisions of the Dissenter Provisions and surrendered to the Surviving Association the certificate or certificates representing the PCB Dissenting Shares for which payment is to be made; provided, further, that nothing contained in this Section 3.3 shall in any way limit the right of NCC to terminate this Agreement and abandon the Merger under Section 10.1(i). At the Effective Time, each such PCB Dissenting Share shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist or be outstanding, and the holder thereof shall cease to have any right with respect thereto, except the right to appraisal in accordance with applicable Law. If any Dissenting Stockholder (as defined below) fails to perfect or effectively withdraws or loses such Dissenting Stockholder’s right to appraisal, then the shares of PCB Common Stock owned by such Dissenting Stockholder shall thereupon be deemed and treated as if they had, at the Effective Time, been converted into the right to receive the Per Share Merger Consideration in accordance with Section 3.1(d). PCB shall give NCC prompt notice upon receipt by PCB of any written objection to the Merger and such written demands for payment for shares of PCB Common Stock under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to PCB pursuant to the Dissenter Provisions (any stockholder duly making such demand being called a “Dissenting Stockholder”). Each Dissenting Stockholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of PCB Common Stock held by such Dissenting Stockholder shall receive payment therefor from NCC or NBC (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). PCB shall not, except with the prior written consent of NCC, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Stockholder.

3.4     Fractional Shares. Fractional shares of NCC Common Stock shall not be issued upon the surrender of certificates representing PCB Common Stock for exchange; no dividend or distribution with respect to NCC Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NCC. In lieu of any such fractional share, NCC shall pay to each former stockholder of PCB who otherwise would be entitled to receive a fractional share of NCC Common Stock an amount in cash (without interest) equal to the product of (i) the Average Quoted Price multiplied by (ii) the fraction of a share of NCC Common Stock to which such stockholder would otherwise be entitled.

Article 4
exchange of shares

4.1     Exchange Procedures. At or before the Effective Time, NCC shall deposit, or shall cause to deposited, with the Exchange Agent a sufficient amount of cash to cover the aggregate Per Share Cash Consideration payable under the terms hereof, and NCC shall instruct the Exchange Agent to timely pay such consideration in accordance with this Agreement. Promptly (and within five (5) Business Days) after the Effective Time, NCC shall cause the Exchange Agent to mail to the former holders of PCB Common Stock appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of PCB Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). Upon surrender of one or more certificates theretofore representing shares of PCB Common Stock (each, a “PCB Certificate”) for exchange and cancellation to the Exchange Agent (such shares to be free and clear of all liens, claims and encumbrances), together with a properly executed letter of transmittal, the holder of such PCB Certificate shall be entitled to receive promptly thereafter in exchange therefor: (a) that number of whole shares of NCC Common Stock that such holder of PCB Common Stock became entitled to receive pursuant to Article 3 hereof and (b) a check representing the aggregate cash consideration, if any, that such holder has the right to receive pursuant to the provisions of Article 3 hereof (rounded to the nearest cent), and the PCB Certificate so surrendered shall forthwith be canceled. The shares of NCC Common Stock to be issued pursuant to Article 3 and this Section 4.1 shall be in uncertificated book entry form, and upon compliance by a former holder of PCB Common Stock with the provisions hereof and of the letter of transmittal, NCC shall instruct its registrar and transfer agent to make appropriate book entries with respect to such shares of NCC Common Stock. Such book entries of the issuance of uncertificated shares shall constitute delivery thereof for all purposes pursuant to this Agreement. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares, or any unpaid dividends and distributions, if any, payable to former holders of PCB Common Stock. None of NCC, NBC or the Exchange Agent shall be obligated to deliver the consideration to which any former holder of PCB Common Stock is entitled as a result of the Merger until such holder surrenders the PCB Certificate for exchange as provided in this Section 4.1. The PCB Certificate so surrendered shall be duly endorsed as the Exchange Agent may require.

4.2     Rights of Former PCB Stockholders. At the Effective Time, the stock transfer books of PCB shall be closed as to holders of PCB Common Stock immediately prior to the Effective Time, and no transfer of PCB Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each PCB Certificate, other than shares to be canceled pursuant to Section 3.1(c) of this Agreement or as to which dissenter’s rights of appraisal have been perfected as provided in Section 3.3 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of PCB Common Stock shall be entitled to vote after the Effective Time at any meeting of NCC stockholders (with a record date after the Effective Time) the number of whole shares of NCC Common Stock into which their respective shares of PCB Common Stock have been converted, regardless of whether such holders have exchanged their PCB Certificates for shares of NCC Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by NCC on the NCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any Person holding any PCB Certificate at or after six (6) months after the Effective Time (the “Cutoff”) shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of NCC Common Stock, which dividend or other distribution is attributable to such Person’s NCC Common Stock represented by said PCB Certificate held after the Cutoff, until such Person surrenders such PCB Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such PCB Certificate, appropriate book entries shall be made with respect to the NCC Common Stock and all such undelivered dividends or other distributions (without interest) and any undelivered cash payments (without interest) shall be delivered and paid with respect to each share represented by such PCB Certificate. No holder of shares of PCB Common Stock shall be entitled to voting rights or to receive any dividends or distributions declared or made with respect to the NCC Common Stock with a record date before the Effective Time.

4.3     Identity of Recipient of NCC Common Stock. In the event that the delivery of the consideration provided for in this Agreement is to be made to a Person other than the Person in whose name any PCB Certificate surrendered is registered, such PCB Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the Person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a Person other than the registered holder of such PCB Certificate surrendered or establish to the satisfaction of NCC that such tax has been paid or is not applicable.

4.4     Lost or Stolen Certificates. If any holder of PCB Common Stock convertible into the right to receive shares of NCC Common Stock or cash is unable to deliver such holder’s PCB Certificate, then NCC shall instruct its registrar and transfer agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, to make appropriate book entries with respect to such holder for the shares of NCC Common Stock to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of NCC that any such PCB Certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by NCC to indemnify and hold NCC and the Exchange Agent harmless; and (c) evidence satisfactory to NCC that such Person is the owner of the shares theretofore represented by each PCB Certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the Person who would be entitled to present such PCB Certificate for exchange pursuant to this Agreement.

4.5     Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of PCB Common Stock is not paid or delivered within the time period specified by any applicable Laws concerning abandoned property, escheat or similar Laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, NCC or the Exchange Agent shall be entitled (but not required) to dispose of any such consideration or other payments in accordance with applicable Laws concerning abandoned property, escheat or similar Laws. Any other provision of this Agreement notwithstanding, none of NCC, NBC, PCB, the Exchange Agent or any other Person acting on their behalf shall be liable to a holder of PCB Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Law.

4.6     Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, PCB, NCC, NBC and the Surviving Association shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. If the Exchange Agent, PCB, NCC, NBC or the Surviving Association, as the case may be, so withholds and timely remits such amounts to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person entitled to such payment under this Agreement in respect of which the Exchange Agent, PCB, NCC, NBC or the Surviving Corporation, as the case may be, made such deduction and withholding.

Article 5
REPRESENTATIONS AND WARRANTIES OF PCB

PCB hereby represents and warrants to NCC as follows:

5.1     Organization, Standing and Power. PCB is a banking corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. PCB is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB. PCB has delivered to NCC complete and correct copies of its Articles of Incorporation and Bylaws and the articles or certificate of incorporation, bylaws or similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

5.2     Authority; No Breach By Agreement.

(a)     PCB has the corporate power and authority necessary to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of PCB, subject to the approval of this Agreement and the Merger by the holders of two-thirds of the outstanding shares of PCB Common Stock in accordance with 12 U.S.C. § 215a. Subject to such requisite stockholder approval and required regulatory Consents, this Agreement constitutes a legal, valid and binding obligation of PCB, enforceable against PCB in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar Laws of general applicability affecting creditors’ rights or by general principles of equity.

(b)     Except as set forth on Schedule 5.2(b), neither the execution and delivery of this Agreement by PCB nor the consummation by PCB of the transactions provided for in this Agreement, nor compliance by PCB with any of the provisions hereof, does or will (i) conflict with or result in a breach of any provision of PCB’s Articles of Incorporation or Bylaws or the articles or certificates of incorporation or bylaws or similar governing documents of any PCB Company or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any PCB Company under, any Contract or Permit of any PCB Company, where such Default or failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such PCB Company, or, (iii) subject to receipt of the requisite Consents and approvals of Regulatory Authorities referred to in this Agreement, violate or conflict with any Law or Order applicable to any PCB Company or any of their respective Assets.

(c)     Except as set forth on Schedule 5.2(c), other than (i) in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, (ii) Consents required from Regulatory Authorities, (iii) the approval by the stockholders of PCB of this Agreement and the Merger, (iv) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (v) Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the PCB Company at issue, no notice to, filing with or Consent of any Person or public body or authority is necessary for the consummation by PCB of the Merger and the other transactions provided for in this Agreement. No Consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by PCB of this Agreement, other than notices to be sent by PCB to the FDIC and the Florida Office of Financial Regulation.

5.3     Capitalization.

(a)     The authorized capital stock of PCB consists of (i) 7,000,000 shares of PCB Common Stock and (ii) 2,000,000 shares of PCB Preferred Stock, of which 2,435,800 shares of PCB Common Stock are issued and outstanding (none of which is held in the treasury of PCB), and no shares of PCB Preferred Stock are issued or outstanding. All of the issued and outstanding shares of capital stock of PCB are duly authorized and validly issued and outstanding and are fully paid and nonassessable. None of the shares of capital stock, options or other securities of PCB has been issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of PCB or is subject to a right of rescission in favor of the holder thereof. No bonds, debentures, notes or other Indebtedness of PCB having the right to vote on any matters on which the holders of PCB Common Stock may vote are issued or outstanding. PCB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, contracts, commitments, agreements or arrangements of any kind calling for the purchase or issuance of, or the payment of any amount based on, any shares of PCB Common Stock or any other equity securities of PCB or any securities representing the right to purchase or otherwise receive any shares of PCB Common Stock or other equity securities of PCB, except for 219,717 shares of PCB Common Stock subject to outstanding awards under the PCB Stock Option Plans. PCB has no Liability for dividends declared or accrued, but unpaid, with respect to any shares of its capital stock.

(b)     Immediately prior to the Effective Time, the total number of shares of PCB Common Stock outstanding shall not exceed 2,655,517 in the aggregate, and all of such shares shall be outstanding by reason of constituting (i) shares of PCB Common Stock issued and outstanding as of the date of this Agreement or (ii) shares of PCB Common Stock issued upon valid exercise of PCB Options outstanding as of the date of this Agreement.

(c)     Schedule 5.3(c) sets forth a complete and accurate list, as of the date of this Agreement, all outstanding PCB Options, indicating with respect to each the name of the holder thereof, the number of shares of PCB Common Stock subject to such PCB Option, and the exercise price, the grant date, the vesting date and the termination date thereof. Other than as set forth on Schedule 5.3(c), no options, restricted share units, warrants or other equity-based awards are outstanding.

(d)     There are no contractual obligations of PCB (i) to repurchase, redeem or otherwise acquire any shares of capital stock or other equity security of PCB, or any securities representing the right to purchase or otherwise receive any shares of capital stock or other equity security of PCB or (ii) pursuant to which PCB is or could be required to register shares of PCB capital stock or other securities under the 1933 Act.

(e)     Except as set forth on Schedule 5.3(e), neither PCB nor any PCB Subsidiary has any Liabilities of any nature for any Indebtedness. Except with respect to Liens securing Indebtedness, which Liens are listed on Schedule 5.3(e) and shall be paid by PCB and released in full prior to the Closing, no Liens exist on any of the property or Assets of PCB or any PCB Subsidiary. Schedule 5.3(e) describes all Indebtedness and Liens relating thereto and sets forth the principal amounts, interest rates and maturity dates for such Indebtedness.

5.4     PCB Subsidiaries. PCB has no Subsidiaries, and there are no PCB Subsidiaries.

5.5     Financial Statements. The PCB Financial Statements for periods ended prior to the date hereof are listed on Schedule 5.5 and have been previously furnished to NCC. The PCB Call Reports for periods ended prior to the date hereof have been filed with the FDIC and are available electronically at https://cdr.ffiec.gov. PCB will promptly deliver to NCC copies of all PCB Financial Statements and PCB Call Reports prepared subsequent to the date hereof. The PCB Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the PCB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, (b) present or will present, as the case may be, fairly in all material respects the financial position of the PCB Companies as of the dates indicated and the results of operations, changes in stockholders’ equity and cash flows of the PCB Companies for the periods indicated, and (c) have been or will have been, as the case may be, prepared in all material respects in accordance with GAAP, which principles have been consistently applied during the period involved (subject to exceptions specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The PCB Call Reports have been prepared in material compliance with (i) the rules and regulations of the respective federal or state banking regulator with which they were filed, and (ii) RAP, which principles have been consistently applied during the periods involved, except as otherwise noted therein. Each PCB Call Report fairly presents, in all material respects, the financial position of PCB and the results of its operations at the date and for the period indicated in such PCB Call Report in conformity with the Instructions for the Preparation of Call Reports as promulgated by applicable regulatory authorities.  None of the PCB Call Reports contains any material items of special or nonrecurring income or any other income not earned in the ordinary course of business, except as expressly specified therein.

5.6     Absence of Undisclosed Liabilities. No PCB Company has any material Liabilities, except Liabilities (a) accrued or reserved against in the balance sheet of PCB as of December 31, 2017, that is included in the PCB Financial Statements or reflected in the notes thereto, (b) incurred or paid in the ordinary course of business consistent with past business practice, (c) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (d) disclosed on Schedule 5.6. No PCB Company has incurred or paid any material Liability since December 31, 2017, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice. No PCB Company is a party to any material agreement, commitment, transaction, arrangement or other relationship with any unconsolidated or other off-balance sheet entity.

5.7     Absence of Certain Changes or Events. Except as set forth on Schedule 5.7, since December 31, 2017: (a) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB or its Subsidiaries, including, without limitation, any change in the administrative or supervisory standing or rating of PCB with any Regulatory Authority, and (b) the PCB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants or agreements of PCB provided in Article 7 of this Agreement.

5.8     Tax Matters.

(a)     All Tax Returns required to be filed by or on behalf of any of the PCB Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired; all Tax Returns filed are complete and accurate in all material respects; and all Taxes shown as due on filed returns, and all other material Taxes owed by any of the PCB Companies, have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of each of the PCB Companies, threatened, with respect to any Taxes that might result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on PCB, except as reserved against in the PCB Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b)     None of the PCB Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c)     Adequate provision for any Taxes due or to become due for any of the PCB Companies for the period or periods through and including the date of the respective PCB Financial Statements has been made and is reflected on such PCB Financial Statements.

(d)     Any and all deferred Taxes of the PCB Companies have been provided for in accordance with GAAP.

(e)     None of the PCB Companies is responsible for the Taxes of any other Person other than the PCB Companies under Treasury Regulation 1.1502-6 or any similar provision of federal or state Law.

(f)     Except as set forth on Schedule 5.8(f), none of the PCB Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it or any NCC Company as the successor to any such PCB Company to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the IRC.

(g)     There has not been an ownership change, as defined in Section 382(g) of the IRC, that occurred during or after any taxable period in which PCB or any PCB Subsidiary incurred an operating loss that carries over to any taxable period ending after the fiscal year of PCB immediately preceding the date of this Agreement.

(h)     Proper and accurate amounts have been withheld by the PCB Companies from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local Laws, and proper due diligence steps have been taken in connection with back-up withholding. Federal, state and local returns have been filed by the PCB Companies for all periods for which returns were due with respect to withholding, Social Security and unemployment Taxes or charges due to any federal, state or local taxing authority. The amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by PCB in the PCB Financial Statements.

(i)     PCB has delivered or made available to NCC correct and complete copies of all Tax Returns filed by PCB and each PCB Subsidiary for each fiscal year ended on or after December 31, 2014.

(j)     None of the PCB Companies has (i) participated in any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign tax law) or (ii) taken any reporting position on a Tax return, which reporting position (1) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income tax under Section 6662 or 6676 of the IRC (or any similar provision of state, local or foreign tax law) and (2) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the IRC (or similar provision of state, local or foreign tax Law).

(k)     None of the PCB Companies has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the IRC) in a distribution of shares qualifying for tax-free treatment under Section 355 of the IRC (i) in the two years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(c) of the IRC) in conjunction with the Merger.

(l)     No PCB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC.

5.9     Loan Portfolio.

(a)     (i)     Except as set forth on Schedule 5.9(a)(i), none of the PCB Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including, without limitation, leases, credit enhancements, commitments and interest-bearing Assets (excluding investment securities) (“Loans”), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions.

(ii)     Except as set forth on Schedule 5.9(a)(ii), none of the PCB Companies is a creditor as to any Loan, including, without limitation, any loan guaranty, to any director, executive officer or 5% stockholder thereof, or to the Knowledge of any PCB Company, any Person controlling, controlled by or under common control with any of the foregoing.

(iii)     All of the Loans held by any of the PCB Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms and are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity. All Loans made by any of the PCB Companies were solicited, originated and exist in material compliance with all applicable Laws and PCB loan policies, except for deviations from such policies that (a) have been approved by current management of PCB, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of PCB, will not adversely affect the ultimate collectability of such Loan.

(iv)     Except as set forth on Schedule 5.9(a)(iv), as of the date of this Agreement, none of the PCB Companies holds any Classified Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate.

(v)     The allowance for possible loan or credit losses (the “PCB Allowance”) shown on the balance sheets of PCB included in the most recent PCB Financial Statements dated prior to the date of this Agreement was, and the PCB Allowance shown on the balance sheets of PCB included in the PCB Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the PCB Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the PCB Companies as of the dates thereof. PCB has calculated the PCB Allowance in accordance with RAP as applied to banking institutions and in accordance with all applicable rules and regulations.  The reserve for losses with respect to other real estate owned (the “PCB OREO Reserve”) shown on the most recent PCB Financial Statements and PCB Call Reports was, and the PCB OREO Reserve shown on the PCB Financial Statements and PCB Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to the other real estate owned portfolio of PCB as of the dates thereof. The reserve for losses in respect of Litigation (the “PCB Litigation Reserve”) shown on the most recent PCB Financial Statements and PCB Call Reports was, and the PCB Litigation Reserve shown on the PCB Financial Statements and PCB Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or arising out of all pending or threatened Litigation applicable to PCB and the PCB Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b)     The documentation relating to each Loan made by any PCB Company and to all security interests, mortgages and other liens with respect to all collateral for Loans is adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien, except for inadequacies in such documentation that will not, individually or in the aggregate, have a Material Adverse Effect on PCB. Except as set forth on Schedule 5.9(b), no agreement pursuant to which any Loans or other Assets have been or shall be sold by any PCB Company entitles the buyer of such Loans or other Assets to cause the PCB Company to repurchase such Loan or other Asset or the buyer to pursue any other form of recourse against the PCB Company, except in the event of a breach by the PCB Company of representations or warranties therein. No PCB Company has Knowledge of a breach of a representation or warranty by any of the PCB Companies in any such agreement or of the occurrence of any other facts or circumstances that would entitle the buyer of any Loan or other Asset to cause any PCB Company to repurchase such Loan or other Asset or the buyer to pursue any other form of recourse against any PCB Company.

(c)     All Loans made by any PCB Company have been made in compliance in all material respects with all applicable Laws at the time of such Loan or any renewal thereof, including, without limitation, Regulation Z, the Federal Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, and all Laws governing the operation of Florida-chartered banks. Each PCB Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such PCB Company.  Each Loan on the books of any PCB Company was made in the ordinary course of its business.

(d)     Without limiting the foregoing or anything else in this Agreement:

(i)      Each PCB Company has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage or other Loan originated, purchased or serviced by any PCB Company has satisfied, in all material respects: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage and other Loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages; (B) the responsibilities and obligations set forth in any agreement between any PCB Company and any Agency, Loan Investor or Insurer; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer; and (D) the terms and provisions of any mortgage or other collateral documents and other Loan documents with respect to each such Loan. Each PCB Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such PCB Company; and

(ii)      No Agency, Loan Investor or Insurer has (A) claimed in writing that any PCB Company has violated or has not complied with the applicable underwriting standards with respect to Loans sold by any PCB Company to a Loan Investor or Agency, or with respect to any sale of servicing rights to a Loan Investor, (B) imposed in writing restrictions on the activities (including commitment authority) of any PCB Company or (C) indicated in writing to any PCB Company that it has terminated or intends to terminate its relationship with such PCB Company for poor performance, poor loan quality or concern with respect to such PCB Company’s compliance with Laws.

5.10     Assets; Real Property; Insurance. Except as set forth on Schedule 5.10, the PCB Companies have marketable title to, valid leasehold interests in, or valid licenses to use, in each case free and clear of all Liens, all of their respective Assets. All tangible real and personal properties and Assets used in the businesses of the PCB Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with PCB’s past practices. All Assets that are material to PCB’s business, held under leases or subleases by any of the PCB Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by PCB or, to the Knowledge of each PCB Company, by any other party to the Contract. Schedule 5.10(a) identifies each parcel of real estate or interest therein owned by any of the PCB Companies or in which any PCB Company has any ownership interest. Schedule 5.10(b) identifies each parcel of real estate or interest therein leased or subleased by any of the PCB Companies or in which any PCB Company has any leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any PCB Company is the lessee of any real property. One of the PCB Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), free and clear of all Liens. None of the PCB Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described or required to be described in Schedules 5.10(a) and 5.10(b), including, without limitation, any Law relating to zoning, building, occupancy, environmental or comparable matters, which individually or in the aggregate would have a Material Adverse Effect on PCB. As to each parcel of real property owned or used by any PCB Company, no PCB Company has received notice of any pending or, to the Knowledge of each of the PCB Companies, threatened condemnation proceedings, Litigation proceedings or mechanic’s or materialmen’s liens. The Assets of the PCB Companies include all Assets required to operate the business of the PCB Companies as now conducted. The policies of fire, theft, liability, D&O and other insurance maintained with respect to the Assets or businesses of the PCB Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the PCB Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the PCB Companies, and PCB has provided true and correct copies of each such policy to NCC. Except as set forth on Schedule 5.10(c), no claims have been made under such policies or bonds, and no PCB Company has Knowledge of any fact or condition presently existing that might form the basis of any such claim.

5.11   Environmental Matters.

(a)     Each PCB Company, its Participation Facilities and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB.

(b)     There is no Litigation pending or, to the Knowledge of any PCB Company, threatened before any court, Governmental Authority or agency, board or other forum in which any PCB Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any PCB Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB.

(c)     There is no Litigation pending or, to the Knowledge of any PCB Company, threatened before any court, Governmental Authority or agency, board or other forum in which any of its Loan Properties (or PCB with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB.

(d)     To the Knowledge of each PCB Company, there is no reasonable basis for any Litigation of a type described in Sections 5.11(b) or 5.11(c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB.

(e)     During the period of (i) any PCB Company’s ownership or operation of any of its respective current properties, (ii) any PCB Company’s participation in the management of any Participation Facility or (iii) any PCB Company’s holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB. Prior to the period of (i) any PCB Company’s ownership or operation of any of its respective current properties, (ii) any PCB Company’s participation in the management of any Participation Facility, or (iii) any PCB Company’s holding of a security interest in a Loan Property, to the Knowledge of each PCB Company, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB.

5.12   Compliance with Laws. Each PCB Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB, and there has occurred no Default under any such Permit. Except as set forth on Schedule 5.12, each of the PCB Companies:

(a)     is and has been in compliance in all material respects with all Laws, Orders and Permits applicable to its business or employees, agents or representatives conducting its business; and

(b)     has received no notification or communication from any Governmental Authority or any Regulatory Authority or the staff thereof (i) asserting that any PCB Company is not or may not be in compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any PCB Company, or suggesting that any PCB Company will or may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any PCB Company, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

Without limiting the foregoing, each PCB Company is and has been in compliance in all material respects with the United States Foreign Corrupt Practices Act; the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as Title III of the USA Patriot Act; the Currency and Foreign Transactions Reporting Act of 1970, as amended, otherwise known as the Bank Secrecy Act, and all regulations issued thereunder; and each PCB Company has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. Each PCB Company has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the United States Department of the Treasury, including the Internal Revenue Service.  No PCB Company or, to the Knowledge of any PCB Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of any PCB Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”). No PCB Company or any of its Affiliates does business with the government of, or any Person located in, any country, or with any other Person, targeted by any of the economic sanctions of OFAC or any other Regulatory Authority. No PCB Company is controlled (within the meaning of Laws administered by OFAC) by any such government or Person. Each PCB Company has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (of the United States Department of the Treasury) required to be filed by it under applicable Law. Each PCB Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such PCB Company.

5.13    Labor Relations; Employees.

(a)     No PCB Company is the subject of any Litigation asserting that it or any other PCB Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other PCB Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any PCB Company pending or threatened, nor to its Knowledge, is there any activity involving any PCB Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each PCB Company is and has been in compliance with all Employment Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB.

(b)     Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the PCB Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2016, 2017 and 2018. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the PCB Companies.

5.14     Employee Benefit Plans.

(a)     Schedule 5.14(a) lists, and PCB has delivered or made available to NCC prior to the execution of this Agreement, correct and complete information with respect to and copies of all pension, retirement, profit-sharing, employee stock ownership, salary continuation, deferred compensation and split dollar policies, plans and agreements; all director deferral and director retirement policies, plans and agreements; all equity-based policies, plans and agreements relating to grants of stock options, warrants, restricted stock, restricted stock units or other equity awards; all policies, plans and agreements relating to severance pay, vacation and paid-time-off; all cash or equity-based bonus plans and any other incentive plans; all other written or unwritten employee programs, arrangements or agreements; all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), adopted, maintained by, sponsored in whole or in part by, or contributed to by any PCB Company, any Affiliate of a PCB Company, or any ERISA Affiliate thereof within the last six (6) years for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries (collectively, the “PCB Benefit Plans”). PCB also has delivered or made available to NCC prior to the execution of this Agreement correct and complete copies of (where applicable) the following with respect to each of the PCB Benefit Plans: (i) all summary plan descriptions, summaries of material modifications, and amendments; (ii) the most recent determination or opinion letters, as applicable, received from the Internal Revenue Service; (iii) the three (3) most recent Form 5500 Annual Reports; (iv) the three (3) most recent audited financial statements and actuarial valuations; (v) all material related agreements, trust agreements, insurance contracts and other documents that implement or impact the PCB Benefit Plan; and (vi) any notices to or from the Internal Revenue Service, any office or representative of the Department of Labor or any other Governmental Authority relating to any compliance issues in respect of any PCB Benefit Plan. Any PCB Benefit Plan that is an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, is referred to herein as a “PCB ERISA Plan.” No PCB Benefit Plan is or has been a “defined benefit plan” (as defined in Section 414(j) of the IRC) or a “multi-employer plan” (as defined in Section 3(37) of ERISA), a multiple employer plan (as defined in Section 3(40) of ERISA) or Section 413(c) of the IRC, or a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA), and no ERISA Affiliate of any PCB Company maintains, sponsors or contributes to, or has ever maintained, sponsored or contributed to, any such employee benefit plan.

(b)     All PCB Benefit Plans and the administration thereof are in, and have been in, compliance with the applicable terms of ERISA, the IRC and any other applicable Laws, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PCB. Each PCB ERISA Plan that is intended to be qualified under Section 401(a) of the IRC and each corresponding trust exempt under Section 501(a) of the IRC has received a favorable determination letter or may rely upon an opinion letter issued to the sponsor of a prototype or volume submitter arrangement, as applicable, from the Internal Revenue Service, and PCB is not aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No transaction has been entered into with respect to any PCB Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any PCB Company to a tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA in amounts that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PCB. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other Governmental Authority pending (other than routine claims for benefits) or threatened against any PCB Benefit Plan, any PCB Company or any ERISA Affiliate with regard to any PCB Benefit Plan, any trust that is a part of any PCB Benefit Plan, or any trustee, fiduciary, custodian, administrator or other Person holding or controlling Assets of any PCB Benefit Plan, and no basis for anticipating any such action, suit, arbitration, claim, investigation or audit exists.

(c)     Except as set forth on Schedule 5.14(c), neither the execution and delivery of this Agreement nor the consummation of the transactions provided for herein will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of any PCB Company from any PCB Company or any NCC Company under any PCB Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any PCB Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(d)     With respect to all PCB Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the IRC), all contributions due (including any contributions to any trust account or payments due under any insurance policy) or previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions required to be made under any PCB Benefit Plan have been made by the applicable due date and meet the requirements for deductibility under the IRC, and all contributions that are required and that have not been made have been properly recorded on the books of PCB in accordance with GAAP.

(e)     Each contract, arrangement, plan, or PCB Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the IRC) has been maintained and is, in form and operation, in compliance with Section 409A of the IRC and the applicable guidance issued thereunder.  No amounts under any such contract, arrangement, plan, or PCB Benefit Plan are or have been subject to the interest or additional tax set forth under Section 409A(a)(1)(B) of the IRC.  Except as set forth on Schedule 5.14(e), no PCB Company or any of their Affiliates has any obligation to gross-up or indemnify any Person with respect to any Taxes imposed under Section 409A of the IRC.

(f)      (i)      Each PCB Benefit Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the IRC) has been operated in compliance in all material respects with all Laws applicable to such plan (including the Patient Protection and Affordable Care Act of 2010), its terms, and with the group health plan continuation coverage requirements of Section 4980B of the IRC and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the IRC and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent that such requirements are applicable. No PCB Benefit Plan or written or oral agreement exists that obligates the PCB Companies or any ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee or member of the PCB Board or any ERISA Affiliate following such employee’s, former employee’s or director’s termination of employment or service to PCB, including, but not limited to, retiree medical, health or life benefits, other than as required under COBRA Coverage or other similar applicable Law.

(ii)      Except as set forth on Schedule 5.14(f)(ii), no PCB Benefit Plan, excluding any short-term disability, non-qualified deferred compensation, vacation, bonus, fringe benefit or health flexible spending account plan or program, is self-insured or funded through the general Assets of a PCB Company or an ERISA Affiliate. No PCB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the IRC.

5.15    Material Contracts. Except as set forth on Schedule 5.15, none of the PCB Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, any of the following (whether written or oral, express or implied): (a) any employment, severance, termination, consulting or retirement Contract with any Person; (b) any Contract relating to the borrowing of money by any PCB Company or the guarantee by any PCB Company of any such obligation (other than Contracts evidencing deposit Liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (c) any Contract relating to indemnification or defense of any director, officer or employee of any of the PCB Companies or any other Person; (d) any Contract with any labor union; (e) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (f) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any 5% stockholder, director or officer of any of the PCB Companies, any member of the immediate family of the foregoing or, to the Knowledge of any PCB Company, any related interest (as defined in Regulation O promulgated by the Federal Reserve) (“Related Interest”) of any of the foregoing; (g) any Contract that limits the freedom of any of the PCB Companies to compete in any line of business or with any Person or that limits the freedom of any other Person to compete in any line of business with any PCB Company; (h) any Contract providing a power of attorney or similar authorization given by any of the PCB Companies, except as issued in the ordinary course of business with respect to routine matters; or (i) any Contract (other than deposit agreements and certificates of deposit issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the PCB Companies of amounts aggregating $50,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “PCB Contracts”). PCB has delivered or made available to NCC correct and complete copies of all PCB Contracts. Each of the PCB Contracts is in full force and effect, and none of the PCB Companies is in Default under any PCB Contract. All of the Indebtedness of any PCB Company for money borrowed is prepayable at any time by such PCB Company without penalty or premium. Schedule 5.15 lists the deadlines for extensions or terminations of all of the PCB Contracts.

5.16     Legal Proceedings. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of any PCB Company, threatened (or unasserted but considered probable of assertion) against any PCB Company, or against any Asset, interest, or right of any of them, other than any immaterial, ordinary routine Litigation incidental to the business of PCB and its Subsidiaries, nor are there any Orders of any Governmental Authorities, Regulatory Authorities or arbitrators outstanding, pending or, to the Knowledge of any PCB Company, threatened against any PCB Company. No PCB Company has any Knowledge of any fact or condition presently existing that might give rise to any Order, Litigation, investigation or proceeding that, if determined adversely to any PCB Company, would have a Material Adverse Effect on such PCB Company or would materially restrict the right of any PCB Company to carry on its businesses as presently conducted.

5.17     Reports. Each PCB Company has timely filed all reports, registration statements, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with (a) the SEC, (b) any other Regulatory Authorities, and (c) any applicable state securities or banking authorities and all other material reports and statements required to be filed by it, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the ordinary course of the business of the PCB Companies, to the Knowledge of any PCB Company, no Regulatory Authority has initiated any proceeding or, to the Knowledge of any PCB Company, investigation into the business or operations of any PCB Company. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or lien or any examinations of any PCB Company. As of their respective dates, each of such reports, registrations, statements and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including, without limitation, all Securities Laws. As of its respective date, each of such reports, registrations, statements and documents did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial information and reports contained in each of such reports, registrations, statements and documents (including the related notes, where applicable), (i) have been prepared in all material respects in accordance with GAAP or RAP, as applicable, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (ii) fairly present the financial position of the PCB Companies as of the respective dates thereof, and (iii) fairly present the results of operations of the PCB Companies for the respective periods set forth therein. No PCB Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among PCB and any other PCB Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, PCB or any other PCB Company in PCB’s or such other PCB Company’s financial statements.

5.18     Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any PCB Company or any Affiliate thereof to NCC pursuant to this Agreement, including the Exhibits and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any PCB Company or any Affiliate thereof for inclusion in the documents to be prepared by NCC in connection with the transactions provided for in this Agreement, including, without limitation: (a) documents to be filed with the SEC, including, without limitation, the Registration Statement on Form S-4 of NCC registering the shares of NCC Common Stock to be offered to the holders of PCB Common Stock, and all amendments thereto (as amended, the “S-4 Registration Statement”), and the proxy statement-prospectus in the form contained in the S-4 Registration Statement, and all amendments and supplements thereto, to be mailed to the holders of PCB Common Stock in accordance with the provisions of this Agreement (as amended and supplemented from time to time, the “Proxy Statement-Prospectus”); (b) filings pursuant to any state securities Laws; and (c) filings made in connection with the obtaining of Consents from Regulatory Authorities, in the case of the S-4 Registration Statement, at the time at which the S-4 Registration Statement is declared effective pursuant to the 1933 Act, in the case of the Proxy Statement-Prospectus, at the time of the mailing thereof, and at the time of the meeting of stockholders to which the Proxy Statement-Prospectus relates, and in the case of any other documents, at the time at which such documents are filed with a Regulatory Authority and/or at the time at which they are distributed to stockholders of PCB, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any PCB Company is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

5.19     Regulatory Approvals. No PCB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section 9.1(b). PCB knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.20     Offices. The headquarters of each PCB Company and each other office, branch or facility maintained and operated by each PCB Company (including, without limitation, representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the PCB Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.21     Data Processing Systems. The electronic data processing systems and similar systems utilized in processing the work of each of the PCB Companies, including both hardware and software, (a) are supplied by a third-party provider; (b) satisfactorily perform the data processing function for which they are presently being used; and (c) are wholly within the possession and control of one of the PCB Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of NCC’s third-party provider.

5.22     Intellectual Property. Each of the PCB Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the PCB Companies has received any notice of conflict with respect thereto that asserts the rights of others. The PCB Companies have in all material respects performed all of the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the PCB Companies. Each of the PCB Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third parties.

5.23     Activities. None of the PCB Companies is engaged in any activity that is not permissible for a national banking association. Neither PCB nor any of its Subsidiaries is authorized to act, or has acted or currently acts, in any fiduciary capacity.

5.24     Financial Advisor. PCB has retained Hovde Group, LLC (the “PCB Financial Advisor”) to serve as its financial advisor and, as of the Effective Time, shall incur a Liability to the PCB Financial Advisor in the amount set forth on Schedule 5.24 (the “PCB Advisory Fee”) in connection with the Merger. Other than the PCB Financial Advisor and the PCB Advisory Fee, neither PCB nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions provided for in this Agreement. Before the execution of this Agreement, PCB has received a written opinion from the PCB Financial Advisor to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the stockholders of PCB, and such opinion has not been withdrawn, amended, waived, modified or rescinded.

5.25     Regulatory Capital. PCB is “well capitalized” (as defined in 12 C.F.R. Part 225.2(r)), “well managed” (as defined in 12 C.F.R. Part 225.2(s)) and is an “eligible depository institution” (as defined in 12 C.F.R. Part 303.2(r)).

5.26     Opinion of Counsel. No PCB Company has Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.1(e).

5.27     Repurchase Agreements; Derivatives; Securitizations. With respect to all agreements currently outstanding pursuant to which any PCB Company has purchased securities subject to an agreement to resell, such PCB Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any PCB Company has sold securities subject to an agreement to repurchase, no PCB Company has pledged collateral in excess of the amount of the debt secured thereby. No PCB Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of any PCB Company or for the account of a customer of any PCB Company, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of any regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of such PCB Company, enforceable according to their terms.  Each PCB Company has duly performed in all material respects all of its obligations under such arrangements to the extent that such obligations to perform have accrued, and there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. No PCB Company is a party to any agreement securitizing any of its Assets.

5.28     Antitakeover Provisions. Each PCB Company has taken all actions required to exempt such PCB Company, this Agreement and the Merger from any provisions of an anti-takeover nature contained in their organizational documents or the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar Laws or regulations (collectively, “Takeover Laws”). Each PCB Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the articles of incorporation, bylaws, or other governing instruments of any PCB Company or restrict or impair the ability of NCC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any PCB Company that may be directly or indirectly acquired or controlled by it.

5.29     Transactions with Management. Except for (a) deposits that are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of PCB at the time such deposits were entered into, (b) the loans listed on Schedule 5.9(a)(ii), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the PCB Companies set forth on Schedule 5.14(a), and (e) any items described on Schedule 5.29, there are no contracts with or commitments to any present or former stockholders who own or owned more than 1% of the PCB Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person) or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.30     Absence of Certain Business Practices. No PCB Company or, to the Knowledge of any PCB Company, any officer, employee or agent of any PCB Company, or any other Person acting on their behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of any PCB Company (or assist any PCB Company in connection with any actual or proposed transaction) that (a) might subject PCB to any damage or penalty in any civil, criminal or governmental Litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Effect on PCB, or (c) if not continued in the future, might result in a Material Adverse Effect on PCB or might subject PCB to suit or penalty in any private or governmental Litigation or proceeding.

5.31     Privacy of Customer Information. The PCB Companies collectively are the sole owner of all individually identifiable personal information relating to identifiable or identified natural Persons (“Identifiable Personal Information”) with respect to customers, former customers and prospective customers. The PCB Companies’ collection, use, and transfer of such Identifiable Personal Information complies with PCB’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy and other applicable Laws, and any agreement or industry standard relating to privacy.

5.32     Deposits. Except as set forth on Schedule 5.32, none of the deposits of PCB are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, setoff rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of PCB represents a deposit of any Affiliate of PCB. The deposit accounts of PCB are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act, and PCB has paid all regular premiums and special assessments and filed all reports required thereunder.

5.33     Accounting Controls. Each of the PCB Companies maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls that provide assurance that (a) transactions are executed with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of the PCB Financial Statements and PCB Call Reports in accordance with GAAP and RAP, and to maintain Asset and Liability accountability; (c) access to each PCB Company’s Assets and incurrence of each PCB Company’s Liabilities are permitted only in accordance with management’s specific or general authorizations; (d) the recorded accountability for Assets and Liabilities is compared with the existing Assets and Liabilities at reasonable intervals and appropriate action is taken with respect to any difference; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  None of PCB’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) that (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the PCB Companies or their accountants, except as would not reasonably be expected to have a Material Adverse Effect on PCB.  No PCB Company has been advised of any material deficiencies in the design or operation of internal controls over financial reporting that could reasonably be expected to adversely affect its ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management.  No material weakness in internal controls has been identified by PCB’s auditors, and there have been no significant changes in internal controls that could reasonably be expected to materially and adversely affect internal controls.

5.34     Corporate Records. The minute books of PCB and each PCB Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by PCB and each PCB Subsidiary’s respective stockholders and Boards of Directors (including all committees thereof) since such entity’s formation.

5.35     No Broker-Dealer. Except as set forth on Schedule 5.35, No PCB Company and no employee or agent thereof is registered or required to be registered as an investment adviser or broker/dealer under the Securities Laws. To PCB’s Knowledge, all activities with respect to the solicitation, offer, marketing and/or sale of securities under “networking” or similar arrangements: (i) are and have at all times been conducted in accordance with all applicable Laws, including, without limitation, the Securities Laws, all state securities Laws and all state and federal banking Laws and regulations, and (ii) satisfy the definition of a “third party brokerage arrangement” under Section 201 of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. To PCB’s Knowledge, there has been no misrepresentation or omission of a material fact by any PCB Company and/or any of their respective agents in connection with the solicitation, marketing or sale of any securities, and each customer has been provided with any and all disclosure materials as required by applicable Law.

5.36     Registration Obligations. No PCB Company is under any obligation, contingent or otherwise, to register its securities under the 1933 Act, the 1934 Act or any state securities Laws.

Article 6
REPRESENTATIONS AND WARRANTIES OF NCC

Except as disclosed in any publicly available report, statement, schedule, form or other document filed by NCC with the SEC in each case after December 31, 2017 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, non-specific or predictive or forward-looking in nature), NCC hereby represents and warrants to PCB as follows:

6.1     Organization, Standing and Power. NCC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. NCC is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.2     Authority; No Breach By Agreement.

(a)     NCC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein have been, or prior to the Effective Time will be, duly and validly authorized by all necessary corporate action on the part of NCC. Subject to required regulatory Consents, this Agreement constitutes a legal, valid and binding obligation of NCC, enforceable against NCC in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar Laws of general applicability affecting creditors’ rights or by general principles of equity.

(b)     Neither the execution and delivery of this Agreement by NCC, nor the consummation by NCC of the transactions provided for in this Agreement, nor compliance by NCC with any of the provisions of this Agreement, will (i) conflict with or result in a breach of any provision of NCC’s Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any NCC Company under, any Contract or Permit of any NCC Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such NCC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any NCC Company or any of their respective Assets.

(c)     Other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules and requirements of Nasdaq, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, (iv) notices to or filings with Nasdaq regarding the listing on Nasdaq of the shares of NCC Common Stock to be issued in the Merger and (v) Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by NCC of the Merger and the other transactions provided for in this Agreement. No Consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by NCC of this Agreement.

6.3     Capital Stock. The authorized capital stock of NCC, as of the date of this Agreement, consists of (a) 30,000,000 shares of NCC Common Stock and (b) 250,000 shares of NCC Preferred Stock. As of the date hereof, 17,227,123 shares of NCC Common Stock and no shares of NCC Preferred Stock are issued and outstanding. All of the shares of NCC Common Stock to be issued in exchange for shares of PCB Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the shares of NCC Common Stock to be issued in exchange for shares of PCB Common Stock upon consummation of the Merger will be issued in violation of any preemptive rights of the stockholders of NCC.

6.4     Reports and Financial Statements.

(a)     Since January 1, 2015, or the date of organization or acquisition if later, each NCC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the NCC Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including, without limitation, the Securities Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The NCC Financial Statements included in such reports (as of the dates thereof and for the periods covered thereby) (A) are, or if dated after the date of this Agreement, will be, in accordance with the books and records of the NCC Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (B) present, or will present, fairly in all material respects the consolidated financial position of the NCC Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the NCC Companies for the periods indicated, in accordance with GAAP, which principles have been consistently applied during the periods involved (subject to exceptions specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal year-end adjustments that are not material). Porter Keadle Moore, LLC is a registered public accounting firm and throughout the periods covered by the financial statements filed by NCC with the SEC has been “independent” with respect to NCC within the meaning of Regulation S-X under the 1934 Act.

(b)     NCC maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since December 31, 2017, there has not been any material change in the internal controls utilized by NCC to assure that its consolidated financial statements conform with GAAP. NCC maintains disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the 1934 Act) to ensure that material information required to be disclosed by NCC in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to NCC’s management as appropriate to allow timely decisions regarding required disclosures and to allow NCC’s management to make the certifications of the principal executive officer and principal financial officer of NCC required under the 1934 Act.

(c)     No NCC Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among NCC and any other NCC Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, NCC or any NCC Company in NCC’s or such other NCC Company’s financial statements.

6.5     Absence of Undisclosed Liabilities. No NCC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, except Liabilities (a) accrued or reserved against in the consolidated balance sheets of NCC as of December 31, 2017, that are included in the NCC Financial Statements or reflected in the notes thereto, (b) incurred or paid in the ordinary course of business consistent with past business practice, or (c) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement.

6.6     Absence of Certain Changes or Events. Since December 31, 2017: (a) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, including, without limitation, any change in the administrative or supervisory standing or rating of NCC with any Regulatory Authority, and (b) the NCC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of NCC provided in Article 7 of this Agreement.

6.7     Compliance with Laws. NCC is duly registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended. Each NCC Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, and there has occurred no Default under any such Permit. Each of the NCC Companies:

(a)     is and, since October 31, 2010, has been in compliance in all material respects with all Laws, Orders or Permits applicable to its business or employees conducting its business; and

(b)     since October 31, 2010, has received no notification or communication from any Governmental Authority or any Regulatory Authority or the staff thereof (i) asserting that any NCC Company is not in compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, except for such matters of non-compliance, if any, that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, (ii) threatening to revoke any Permits, (iii) requiring any NCC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any NCC Company, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

6.8     Material Contracts. No NCC Company is in Default under any of its Contracts.

6.9     Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of each NCC Company, threatened (or unasserted but considered probable of assertion) against any NCC Company, or against any Asset, interest, or right of any of them that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC, nor are there any Orders of any Governmental Authorities, Regulatory Authorities or arbitrators outstanding, pending or, to the Knowledge of any NCC Company, threatened against any NCC Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCC.

6.10    Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any NCC Company or any Affiliate thereof to PCB pursuant to this Agreement, including the Exhibits or Schedules hereto, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any NCC Company or any Affiliate thereof for inclusion in (a) the documents to be filed with the SEC, including, without limitation, the S-4 Registration Statement, and the Proxy Statement-Prospectus to be mailed to the holders of PCB Common Stock, and (b) any other documents to be filed by any NCC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions provided for herein, will, at the respective time such documents are filed, and with respect to the Proxy Statement-Prospectus, when first mailed to the stockholders of PCB, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any NCC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

6.11     Tax Matters. No NCC Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC.

6.12    Regulatory Approvals. No NCC Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.13    1933 Act and 1934 Act Compliance. The Proxy Statement-Prospectus will comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder; provided, however, that NCC makes no representation or warranty with respect to any information provided by or on behalf of any PCB Company for inclusion in the Proxy Statement-Prospectus.

6.14    Regulatory Capital. NCC is “well capitalized” (as defined in 12 C.F.R. Part 225.2(r)) and “well managed” (as defined in 12 C.F.R. Part 225.2(s)). NBC is an “eligible bank” (as defined in 12 C.F.R. Part 5.3(g)).

6.15    Opinion of Counsel. NCC has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.1(e).

6.16    Financial Advisor. NCC has engaged Keefe, Bruyette & Woods, Inc. (the “NCC Financial Advisor”) to act as financial advisor to NCC in connection with the Merger, pursuant to which the NCC Financial Advisor agreed, upon request by NCC, to render an opinion to the NCC Board as to the fairness, from a financial point of view, to NCC of the consideration to be offered in the transaction. The NCC Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of the NCC Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the aggregate Per Share Merger Consideration is fair, from a financial point of view, to NCC.

Article 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1     Affirmative Covenants. Unless the prior written consent of NCC shall have been obtained, and except as otherwise expressly provided for herein, until the earlier of the Effective Time or the termination of this Agreement, PCB shall and shall cause each of its Subsidiaries to (a) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles (if applicable), and (b) preserve intact its business organization, goodwill, Assets and relationships with depositors, customers and employees and maintain its rights and franchises. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly provided for herein, until the earlier of the Effective Time or the termination of this Agreement, each Party shall and shall cause each of its Subsidiaries to take no action, except as required by applicable Law, that would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions provided for herein without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) or 9.1(c) of this Agreement or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

7.2     Negative Covenants of PCB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, PCB covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the President and Chief Executive Officer or Chief Financial Officer of NCC, which consent shall not be unreasonably withheld, except in connection with the actions referenced in subsections (b), (d) or (e), in which case such consent may be withheld for any reason or no reason:

(a)     amend the articles of incorporation, bylaws or other governing instruments of any PCB Company;

(b)     incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of PCB or its Subsidiaries consistent with past practices (which shall include the creation of deposit Liabilities, purchases of federal funds, sales of certificates of deposit, advances from the Federal Reserve or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any PCB Company of any Lien or permit any such Lien to exist;

(c)     repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any PCB Company, except in connection with the surrender of shares of PCB Common Stock in payment of the exercise price of outstanding PCB Options or the deemed acquisition of shares upon a “cashless exercise” of any PCB Option (to the extent allowed by the terms and conditions governing such PCB Option), or declare or pay any dividend or make any other distribution in respect of PCB’s capital stock;

(d)     except for this Agreement or as required upon valid exercise of any of the PCB Options, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of PCB Common Stock or any other capital stock of any PCB Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock;

(e)     adjust, split, combine or reclassify any capital stock of any PCB Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any PCB Company or, other than in the ordinary course of business for reasonable and adequate consideration, any Asset;

(f)     acquire any direct or indirect equity interest in any Person, other than in connection with foreclosures in the ordinary course of business;

(g)     except for the payments and amounts set forth on Schedule 7.2(g), (i) grant any increase in compensation or benefits to the directors, officers or employees of any PCB Company, except in accordance with past practices with respect to employees; (ii) pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the PCB Board prior to the date of this Agreement; or (iii) except as may be required by applicable Law, the terms of any PCB Benefit Plan as of the date hereof or the express terms of this Agreement, enter into or amend any severance agreement, change in control agreement, option agreement or similar agreement with any directors, officers or employees of any PCB Company;

(h)     enter into or amend any employment Contract between any PCB Company and any Person (unless such amendment is required by Law) that the PCB Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i)     adopt any new employee benefit plan of any PCB Company or make any material change in or to any existing employee benefit plans of any PCB Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan or that is required by the terms of the PCB Benefit Plan as of the date hereof, except that PCB shall have the right to continue to accrue incentive compensation amounts for its employees in an aggregate amount not to exceed the amounts set forth on Schedule 7.2(i), which such accrued amounts shall be paid to such employees at or prior to the Effective Time;

(j)     make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or RAP;

(k)     commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any PCB Company for material money damages or restrictions upon the operations of any PCB Company;

(l)     enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable Laws;

(m)     fail to file timely any report required to be filed by it with any Regulatory Authority;

(n)     make any Loan or advance to any 5% stockholder, director or officer of PCB, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of any PCB Company) of any of the foregoing, except for advances under unfunded loan commitments in existence on the date of this Agreement and specifically described on Schedule 7.2(n) or renewals of any Loan or advance outstanding as of the date of this Agreement on terms and conditions substantially similar to the original Loan or advance;

(o)     cancel without payment in full, or modify in any material respect, any Contract relating to any loan or other obligation receivable from any 5% stockholder, director or officer of any PCB Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of PCB or any of its Subsidiaries) of any of the foregoing;

(p)     enter into any Contract for services or otherwise with any of the 5% stockholders, directors, officers or employees of any PCB Company or any member of the immediate family of the foregoing, or any Related Interest of any of the foregoing;

(q)     modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

(r)     file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(s)     except as may be required by applicable Law or to comply with any request or recommendation made by any Regulatory Authority, change its or any of its Subsidiaries’ lending, investment, Liability management and other material banking policies in any material respect;

(t)     intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the transactions provided for in this Agreement;

(u)     take any action that would cause the transactions provided for in this Agreement to be subject to requirements imposed by any Takeover Law; and PCB shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect;

(v)     make or renew any Loan to any Person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly as though a Related Interest or otherwise) owes, or would as a result of such Loan or renewal owe, any PCB Company more than an aggregate of $1,000,000 of secured indebtedness or more than $150,000 of unsecured indebtedness;

(w)     increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with PCB’s past policies;

(x)     purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five (5) years (except for municipal bonds of any maturity after consultation by a Designated Representative of PCB with a Designated Representative of NCC), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation;

(y)     except as set forth on Schedule 7.2(y) and except for residential real property, “other real estate owned” and mobile home property owned by and reflected on the books of PCB as of the date hereof, the sale of which will not, individually or in the aggregate, result in a material loss, sell, transfer, convey or otherwise dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $100,000;

(z)     make or commit to make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000;

(aa)     take any action that is likely to materially impair or delay PCB’s ability to perform any of its obligations under this Agreement; or

(bb)      agree or commit to do any of the foregoing.

7.3     Adverse Changes in Condition. Each of PCB and NCC agrees to give written notice promptly (and in any event within two (2) Business Days) to the other Party upon becoming aware of the occurrence or impending occurrence or existence of any event, circumstance or fact relating to it or any of its Subsidiaries that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party or (b) would reasonably be expected to cause, constitute, give rise to or result in a material breach at or prior to the Closing Date of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same; provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not (i) limit or otherwise affect any remedies available to the Party receiving such notice or (ii) be deemed to amend or supplement the Schedules to this Agreement or prevent or cure any inaccuracy, misrepresentations, breach of warranty or breach of covenant.

7.4     Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time, and PCB shall deliver to NCC copies of all such reports filed by PCB or its Subsidiaries promptly after the same are filed.

7.5     Acquisition Proposals.

(a)     PCB shall not, nor shall it permit any of its Subsidiaries to, nor shall it or any of its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal which constitutes, any Acquisition Proposal, (ii) enter into any letter of intent or agreement related to any Acquisition Proposal other than a confidentiality agreement (each, an “Acquisition Agreement”), or (iii) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the PCB Stockholders’ Meeting, and without any breach of the terms of this Section 7.5(a), (A) PCB receives an unsolicited bona fide written Acquisition Proposal from any Person that in the good faith judgment of the PCB Board is, or is reasonably likely to lead to the delivery of, a Superior Proposal, and (B) the PCB Board determines in good faith, after consultation with outside legal counsel, that failure to participate in discussions with such Person concerning such Acquisition Proposal would likely result in a violation of its fiduciary duties under applicable Law, then PCB may (x) furnish information (including non-public information) with respect to PCB to any such Person pursuant to a confidentiality agreement containing confidentiality provisions no more favorable to such Person than those in the Confidentiality Agreement between NCC and PCB dated October 23, 2017 (provided that PCB must contemporaneously furnish to NCC all such information furnished to such Person), and (y) participate in negotiations with such Person regarding such Acquisition Proposal.

(b)     Except as set forth in Section 10.1(k), neither the PCB Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to NCC, the approval or recommendation by the PCB Board, or such committee, of the Merger or this Agreement; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) authorize or permit PCB or any of its Subsidiaries to enter into any Acquisition Agreement.

(c)     PCB agrees that it and its Subsidiaries shall, and PCB shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Acquisition Proposal. PCB agrees that it will notify NCC promptly (and in any event within 24 hours) if, to PCB’s Knowledge, any Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations relating to an Acquisition Proposal are sought to be initiated or continued with, PCB, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter PCB shall keep NCC informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. PCB also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

7.6     Stockholder Litigation. PCB shall provide NCC the opportunity to participate in the defense or settlement of any stockholder litigation against PCB and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and PCB shall in good faith consider the recommendations by NCC regarding such litigation. PCB shall not settle any stockholder litigation without NCC’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.7     Covenants of NCC. Except as expressly permitted or contemplated by this Agreement, or as required by applicable Law, or with the prior written consent of PCB, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, NCC shall not, and shall not permit any of its Subsidiaries to, (a) take any action that is intended to reasonably likely to materially impair or delay NCC’s ability to consummate the Merger or the transactions provided for in this Agreement, or (b) amend NCC’s Certificate of Incorporation or Bylaws or similar governing documents of any of its Subsidiaries in a manner that would cause the shares of NCC Common Stock issued to the holders of PCB Common Stock upon consummation of the Merger to have rights that are junior or subordinate to, or lesser than, other shares of NCC Common Stock that are issued and outstanding at the Effective Time.

Article 8
additional agreements

8.1     Regulatory Matters.

(a)     NCC shall prepare the S-4 Registration Statement as promptly as reasonably practicable after the date hereof. Assuming that PCB promptly furnishes all information concerning the PCB Companies needed for preparation of the S-4 Registration Statement, NCC shall use commercially reasonable efforts to file the S-4 Registration Statement with the SEC within 90 days following the date hereof. NCC shall use commercially reasonable efforts to have the S-4 Registration Statement declared effective under the 1933 Act as promptly as reasonably practicable after such filing. As promptly as reasonably practicable after the S-4 Registration Statement has been declared effective by the SEC, PCB shall mail the Proxy Statement-Prospectus to the holders of PCB Common Stock simultaneously with delivery of notice of the PCB Stockholders’ Meeting. NCC shall also use commercially reasonable efforts to obtain all necessary state securities Law Permits and approvals required to carry out the transaction provided for in this Agreement, to the extent required, and PCB shall furnish all information concerning PCB and the holders of PCB Common Stock as may be requested in connection with any such action. If, at any time prior to the Effective Time, any event shall occur that should be set forth in an amendment of, or a supplement to, the Proxy Statement-Prospectus, the Party being aware of the event will promptly inform the other Party, and the Parties will cooperate and assist each other in preparing such amendment or supplement and mailing the same to the holders of PCB Common Stock. Subject to Section 10.1(k) of this Agreement, the PCB Board shall unanimously recommend that the holders of PCB Common Stock vote for and adopt the Merger provided for in the Proxy Statement-Prospectus and this Agreement. In accordance with the listing rules of Nasdaq, NCC shall either, as applicable, (i) cause the shares of NCC Common Stock issuable to the holders of PCB Common Stock upon consummation of the Merger to be approved for listing on Nasdaq on or prior to the Closing Date or (ii) notify Nasdaq of the issuance of the shares of NCC Common Stock in the Merger within the requisite time period after the Closing Date.

(b)     The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation within 90 days after the date of this Agreement, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities that are necessary or advisable to consummate the transactions provided for in this Agreement. NCC and PCB shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable Laws relating to the exchange of information, all of the information relating to NCC or PCB, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the transactions provided for in this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions provided for in this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions provided for in this Agreement.

(c)     NCC and PCB shall, upon request, furnish to each other all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters that may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement-Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of NCC, PCB or any of their Subsidiaries to any Regulatory Authority in connection with the Merger or any other transactions provided for in this Agreement.

(d)     NCC and PCB shall promptly furnish each other with copies of all applications, notices, petitions and filings with all Regulatory Authorities (including copies of all written supplements and responses of information provided in connection with such applications, notices, petitions and filings), and all written communications received by NCC or PCB, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the transactions provided for herein.

(e)     NCC will indemnify and hold harmless PCB and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which PCB or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse PCB and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the S-4 Registration Statement, the Proxy Statement-Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any NCC Company.

(f)     PCB will indemnify and hold harmless NCC and its officers, directors and employees from and against any and all actions, causes of action, losses, damages, expenses or Liabilities to which NCC or any director, officer, employee or controlling person thereof may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse NCC and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in Liability, insofar as such losses, damages, expenses, Liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the S-4 Registration Statement, the Proxy Statement-Prospectus, or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any PCB Company.

8.2     Access to Information.

(a)     During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each of NCC and PCB shall: (i) cause its Designated Representative (and, if necessary, representatives of any of its Subsidiaries) to confer on a regular and frequent basis with the Designated Representative of the other Party hereto and to report on the general status of its and its Subsidiaries’ ongoing operations; (ii) upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford to the officers, employees, accountants, counsel and other representatives of the other Party access to all of its and its Subsidiaries’ respective properties, books, contracts, commitments and records; and (iii) make available to the other Party (A) a copy of each report, schedule, registration statement and other document filed or received by it or its Subsidiaries during such period pursuant to the requirements of the Securities Laws or federal or state banking Laws (other than reports or documents that such Party is not permitted to disclose under applicable Law, in which case such Party shall notify the other Party of the nondisclosure and the nature of such information) and (B) such other information concerning its and its Subsidiaries’ business, properties and personnel as the other Party may reasonably request; provided, however, that neither Party shall be required to provide any information to the other if such Party reasonably determines that providing such information violates the rights of such Party’s customers under applicable Law or jeopardizes the attorney-client privilege of the Party in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties).

(b)     All information furnished by NCC to PCB or its representatives pursuant hereto shall be treated as the sole property of NCC and, if the Merger shall not occur, PCB and its representatives shall return to NCC all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. PCB shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date on which the proposed Merger is abandoned and shall not apply to disclosures made as required by Law or any information that (i) was already in PCB’s possession prior to the disclosure thereof by NCC; (ii) was then generally known to the public; or (iii) was disclosed to PCB by a third party not bound by an obligation of confidentiality.

(c)     All information furnished by PCB or its Subsidiaries to NCC or its representatives pursuant hereto shall be treated as the sole property of PCB and, if the Merger shall not occur, NCC and its representatives shall return to PCB all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. NCC shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for three (3) years from the date on which the proposed Merger is abandoned and shall not apply to disclosures made as required by Law or any information that (i) was already in NCC’s possession prior to the disclosure thereof by PCB or any of its Subsidiaries; (ii) was then generally known to the public; or (iii) was disclosed to NCC by a third party not bound by an obligation of confidentiality.

(d)     No investigation by any of the Parties or their respective representatives shall affect the representations and warranties of the other Parties set forth herein.

8.3     Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of PCB and NCC shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions provided for in this Agreement, including, without limitation, obtaining of all of the Consents and satisfying the conditions contained in Article 9 hereof. NCC expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing. PCB expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing. Concurrently with the execution and delivery of this Agreement, PCB shall deliver to NCC all Voting Agreements, Non-Competition Agreements, Claims Letters, Employment Agreement Termination Letters, and Employment Agreements required to be executed and delivered pursuant to Sections 1.4, 8.15, 8.16 and 8.17 hereof.

8.4     PCB Stockholders’ Meeting. PCB shall call the PCB Stockholders’ Meeting, to be held as soon as reasonably practicable after the date the S-4 Registration Statement is declared effective by the SEC, for the purpose of voting upon this Agreement and the Merger and such other related matters as PCB deems appropriate. In connection with the PCB Stockholders’ Meeting: (i) PCB shall, with the assistance of NCC, prepare, publish and mail a notice of meeting in accordance with 12 U.S.C. § 215a; (ii) NCC shall furnish all information concerning it that PCB may reasonably request in connection with conducting the PCB Stockholders’ Meeting; (iii) NCC shall prepare and furnish to PCB, for printing, copying and distribution to PCB’s stockholders at PCB’s expense, the form of the Proxy Statement-Prospectus; (iv) PCB shall furnish all information concerning it that NCC may reasonably request in connection with preparing the Proxy Statement-Prospectus; (v) subject to Section 10.1(k) of this Agreement, the PCB Board shall unanimously recommend to its stockholders the approval of this Agreement; and (vi) PCB shall use its best efforts to obtain its stockholders’ approval. The Parties will use their commercially reasonable efforts to prepare a preliminary draft of the Proxy Statement-Prospectus within 60 days of the date of this Agreement, and will consult with one another on the form and content of the Proxy Statement-Prospectus (including the presentation of draft copies of such proxy materials to the other) prior to filing with the SEC and delivery to PCB stockholders.

8.5     Certificate of Objections. As soon as practicable (but in no event more than three (3) Business Days) after the PCB Stockholders’ Meeting, PCB shall deliver to NCC a certificate of the Secretary of PCB containing the names of the stockholders of PCB that (a) gave written notice at or prior to the taking of the vote on this Agreement at the PCB Stockholders’ Meeting that they dissent from the Merger, and (b) did not vote in favor of this Agreement (the “Certificate of Objections”). The Certificate of Objections shall include the number of shares of PCB Common Stock held by each such stockholder and the mailing address of each such stockholder.

8.6     Publicity. Neither NCC nor PCB shall, or shall permit any of its respective Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the transactions provided for in this Agreement without the consent of the other Party, which consent will not be unreasonably withheld. Prior to issuing or publishing any press release or other public announcement or disclosure regarding the transactions contemplated by this Agreement, the releasing party shall provide a copy of the release or announcement to the other Party prior to the issuance, and shall provide a reasonable opportunity for comment. Nothing in this Section 8.6, however, shall be deemed to prohibit any Party from making any disclosure that it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party’s disclosure obligations imposed by Law or Nasdaq.

8.7     Expenses. All costs and expenses incurred in connection with the transactions provided for in this Agreement, including, without limitation, registration fees, printing fees, mailing fees, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of such Party, shall be paid by the Party incurring such costs and expenses. Each Party hereby agrees to satisfy, and shall indemnify the other Party against, any Liability arising from any such fee or payment incurred by such Party. Nothing contained herein shall limit either Party’s rights under Article 10 to recover any damages arising out of a Party’s willful breach of any provision of this Agreement.

8.8     Tax Treatment. Each of the Parties undertakes and agrees to use its commercially reasonable efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the IRC and the Treasury regulations promulgated thereunder for federal income tax purposes, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368(a) of the IRC for purposes of Sections 354, 356 and 361 of the IRC (and any comparable provision of state law) for federal and applicable state income tax purposes. NCC and PCB shall prepare and file with each of their respective Tax Returns all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the IRC and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable Law.

8.9     Environmental Audit; Title Policy; Survey.

(a)     At the election of NCC, PCB will procure and deliver, at NCC’s expense, with respect to each parcel of real property that any of the PCB Companies owns, leases, subleases or is obligated to purchase, within thirty (30) days following the date of this Agreement, whatever environmental audits as NCC may request, which audits shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to NCC.

(b)     At the election of NCC, PCB will, at NCC’s expense, with respect to each parcel of real property that PCB owns, leases, subleases or is obligated to purchase, procure and deliver to NCC, within thirty (30) days following the date of this Agreement, a commitment to issue title insurance in such amounts and by such insurance company reasonably acceptable to NCC, which policy shall be free of all material Liens and exceptions to NCC’s reasonable satisfaction.

(c)     At the election of NCC, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 8.9(b), PCB, at NCC’s expense, will procure and deliver to NCC within thirty (30) days following the date of this Agreement, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to NCC, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof. Such surveys shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Effective Time. In addition, PCB shall deliver to NCC a complete legal description for each parcel of real estate or interest owned, leased or subleased by any PCB Company or in which any PCB Company has any ownership or leasehold interest.

8.10     Compliance Matters. Prior to the Effective Time, PCB shall take, or cause to be taken, all commercially reasonable steps requested by NCC to cure any deficiencies in regulatory compliance by PCB; provided, however, that NCC shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to PCB, and shall not have any Liability resulting from such deficiencies or attempts to cure them.

8.11     Conforming Accounting and Reserve Policies. At the request of NCC, PCB shall immediately prior to Closing establish and take such charge-offs, reserves and accruals as NCC reasonably shall request to conform PCB’s loan, accrual, capital, reserve and other accounting policies to the policies of NBC (collectively, the “Conforming Adjustments”).

8.12     Directors’ and Officers’ Indemnification.

(a)     For a period of six (6) years after the Effective Time, NCC shall indemnify each director and officer of PCB (each, an “Indemnified Party”) against, and shall advance expenses incurred by an Indemnified Party in connection with, all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the extent permitted under the Articles of Incorporation and Bylaws of PCB as in effect on the date of this Agreement, subject to (i) the limitations and requirements of such Articles of Incorporation and Bylaws, and (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA.

(b)     Any Indemnified Party wishing to claim indemnification under Section 8.12(a), upon learning of any such Liability or Litigation, shall promptly notify NCC thereof; provided that the failure to so notify shall not affect the obligation of NCC under this Section 8.12 unless, and only to the extent that, NCC is actually and materially prejudiced in the defense of such claim as a consequence. In the event of any claim or Litigation that may give rise to indemnity obligations on the part of NCC (whether arising before or after the Effective Time), (i) NCC shall have the right to assume the defense thereof, and NCC shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, if NCC elects not to assume such defense or counsel for the Indemnified Party advises that there are substantive issues that raise conflicts of interest between NCC and the Indemnified Party under the rules of professional ethics, the Indemnified Party may retain counsel satisfactory to him or her, and NCC shall pay all reasonable fees and expenses of such counsel for the Indemnified Party; provided, however, that NCC shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) all Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) NCC shall not be liable for any settlement effected without its prior written consent; and provided further, that NCC shall not have any obligation hereunder to the extent such arrangements are prohibited by applicable Law.

(c)     For a period of six (6) years following the Effective Time, NCC will use its commercially reasonable efforts to provide director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors of PCB or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as the coverage currently provided by PCB as of the date of this Agreement; provided, however, that (i) if NCC is unable to maintain or obtain the insurance called for by this Section 8.12(c), then NCC will provide as much comparable insurance as is reasonably available, (ii) officers and directors of PCB or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance, and (iii) in satisfaction of its obligations under this Section 8.12(c), NCC may require PCB to purchase, prior to but effective as of the Effective Time, tail insurance providing such coverage prior to Closing. Whether or not NCC or PCB shall procure such coverage, in no event shall PCB expend, or shall NCC be required to expend, for such tail insurance a premium amount in excess of $120,000 (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, then PCB or NCC, as applicable, shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d)     If NCC or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its property and Assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of NCC and its Subsidiaries shall assume the obligations set forth in this Section 8.12. The provisions of this Section 8.12 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.13     System Integration. From and after the date hereof, subject to applicable Law and regulation, PCB shall, and shall cause its directors, officers and employees to, and shall make all commercially reasonable efforts (without undue disruption to either business) to cause its data processing consultants and software providers to, cooperate and assist PCB and NBC in connection with an electronic and systematic conversion of all applicable data of PCB to the NBC system following the Effective Time, including the training of PCB employees during normal business hours without undue disruption to PCB’s business.

8.14     Coordination; Integration. Subject to applicable Law and regulation, during the period from the date hereof until the Effective Time, PCB shall cause the Chief Executive Officer of PCB or, if such Person is unavailable, another senior officer thereof, to assist and confer with the officers of NBC, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of NBC, as the Surviving Association. Notwithstanding the conversion of the core processing and other data processing and information systems of PCB in conjunction with the Merger, and subject to applicable provisions of Law and non-objection from any Regulatory Authorities, it is the Parties’ intent that, following the Merger, the former main office and branches of PCB, along with any branches of NBC in the same market area and under common day-to-day management with the former branches of PCB, will operate and conduct business under the trade name “Premier Community Bank of Florida, a division of National Bank of Commerce” for at least two (2) years following the Effective Time (along with signage, stationery and marketing materials in such name).

8.15     Non-Competition Agreements. PCB shall cause each non-employee director of PCB to execute and deliver to NCC a Non-Competition Agreement in the form attached hereto as Exhibit A, concurrently with the execution and delivery of this Agreement and effective upon the Effective Time.

8.16     Claims Letters. PCB shall cause each director and executive officer of PCB to execute and deliver a Claims Letter in the form attached hereto as Exhibit B concurrently with the execution and delivery of this Agreement and effective upon the Effective Time.

8.17     Employment Agreements.

(a)     As of the date of this Agreement, PCB has entered into agreements that terminate, effective immediately prior to (and subject to the occurrence of) the Effective Time, the employment, consulting, severance, change in control, or similar agreements or arrangements with the individuals set forth on Schedule 8.17(a) (collectively, the “Employment Agreement Termination Letters”). The foregoing terminations shall be for payment amounts not to exceed those set forth on Schedule 8.17(a).

(b)     As of the date of this Agreement, NBC (as successor to PCB) has entered into employment and non-competition agreements that become effective as of (and subject to the occurrence of) the Effective Time with the individuals set forth on Schedule 8.17(b) (the “Employment Agreements”).

8.18     Section 280G Matters. Prior to the Closing, NCC and PCB will work together in good faith to implement mutually satisfactory arrangements such that the Merger will not trigger or result in any payment, including, without limitation, any “excess parachute payment” as defined in Section 280G of the IRC, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G of the IRC.

8.19     Employee Matters.

(a)     Following the Effective Time, NCC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of PCB and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of NCC or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of NCC or its Subsidiaries. Subject to applicable Law and the terms and conditions of NCC’s benefit plans and the requirements of the insurers thereunder, NCC shall give the Covered Employees full credit for their prior service with PCB (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by NCC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, severance plans, vacation plans and similar arrangements maintained by NCC (which shall not include, for the sake of clarity, duplication of any severance obligations under Section 8.19(e)). Each Covered Employee’s accrued paid time off and unused sick time will be credited towards one or a combination of NCC’s welfare benefit plans.

(b)     With respect to any employee benefit plan of NCC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, NCC shall use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such NCC plan to be waived with respect to such Covered Employee to the extent that such condition was or would have been covered under the PCB Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c)     Prior to the Effective Time, PCB shall take all actions requested by NCC that may be necessary or appropriate to (i) cause one or more PCB Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any PCB Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any PCB Benefit Plan for such period as may be requested by NCC, or (iv) facilitate the merger of any PCB Benefit Plan into any employee benefit plan maintained by NCC or an NCC Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 8.19(c) shall be subject to NCC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d)     Nothing in this Section 8.19 shall be construed to limit the right of NCC or any of its Subsidiaries to amend or terminate any PCB Benefit Plan that is assumed by any NCC Company at or subsequent to the Effective Time or other employee benefit plan, to the extent that such amendment or termination is permitted by the terms of the applicable plan and applicable Law, nor shall anything in this Section 8.19 be construed to require NCC or any of its Subsidiaries to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by NCC or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to NCC’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures and satisfactory employment performance.

(e)     If, within nine (9) months after the Effective Time, any Covered Employee is terminated by any NCC Company solely as a result of the Merger (i.e., elimination of duplicative jobs, etc.), and not as a result of inadequate performance or other good cause, NCC will pay severance to such Covered Employee in an amount equal to two weeks’ pay for each twelve (12) months of such Covered Employee’s prior employment with PCB; provided, however, that in no event will the total amount of severance for any single employee exceed the lesser of $25,000 or an amount equal to 26 weeks’ pay in the aggregate. Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than nine (9) months after the Effective Time will be as set forth in the severance policies of NCC and its Subsidiaries as then in effect. For the sake of clarity, this Section 8.19(e) does not apply to or benefit any Covered Employee who is a party to an Employment Agreement or any change in control or severance agreement; rather, the terms and conditions of such Employment Agreement, change in control agreement or severance agreement, as applicable, shall govern and control upon any termination of employment.

Article 9
conditions precedent to obligations to consummate

9.1     Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by the Parties pursuant to Section 11.4 of this Agreement:

(a)     Stockholder Approval. The stockholders of PCB shall have approved this Agreement and the consummation of the transactions provided for herein by the requisite vote, as and to the extent required by Law and by the provisions of any governing instruments.

(b)     Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner (including, without limitation, requirements relating to the raising of additional capital or the disposition of Assets) that in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions provided for in this Agreement as to render inadvisable the consummation of the Merger.

(c)     Consents and Approvals. Each of the Parties shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party that, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner that in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(d)     Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the Merger or any other transaction provided for in this Agreement. No action or proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or proceeding by any Person, that seeks to restrain the consummation of the Merger or any other transaction provided for in this Agreement that, in the opinion of the NCC Board or the PCB Board, renders it impossible or inadvisable to consummate the transactions provided for in this Agreement.

(e)     Tax Opinion. PCB and NCC shall have received a written opinion of counsel from Maynard, Cooper & Gale, P.C. in form reasonably satisfactory to them (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC, (ii) the exchange in the Merger of PCB Common Stock for NCC Common Stock will not give rise to gain or loss to the stockholders of PCB with respect to such exchange (except to the extent of any cash received), and (iii) neither PCB nor NCC will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the IRC). In rendering such Tax Opinion, counsel for NCC shall be entitled to rely upon representations of officers of PCB and NCC reasonably satisfactory in form and substance to such counsel.

(f)     S-4 Registration Statement Effective. The S-4 Registration Statement shall have been declared effective under the 1933 Act by the SEC, no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC. NCC shall have received all state securities Law Permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the NCC Common Stock pursuant to the terms of this Agreement.

(g)     Exchange Listing. In accordance with the listing rules of Nasdaq, NCC shall have either, as applicable, (i) caused the shares of NCC Common Stock issuable to holders of PCB Common Stock upon consummation of the Merger to be approved for listing on Nasdaq or (ii) made arrangements to notify Nasdaq of the issuance of the shares of NCC Common Stock in the Merger within the requisite time period after the Closing Date.

9.2     Conditions to Obligations of NCC and NBC. The obligations of NCC and NBC to perform this Agreement and to consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by NCC pursuant to Section 11.4(a) of this Agreement:

(a)     Representations and Warranties. The representations and warranties of PCB set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of PCB set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of PCB set forth in Section 5.3 (Capitalization) and Section 5.4 (PCB Subsidiaries) shall be true and correct in all respects, except for such failures to be true and correct as are de minimis, as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time, and the representations and warranties of PCB set forth in Section 5.7 (Absence of Certain Changes or Events) and Section 5.18 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b)     Performance of Obligations. Each and all of the agreements, obligations and covenants of PCB to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Certificates. PCB shall have delivered to NCC (i) a certificate, dated as of the Effective Time and signed on its behalf by its Chief Executive Officer and its Chief Financial Officer, to the effect that the conditions to NCC’s and NBC’s obligations set forth in Sections 9.2(a), 9.2(b), 9.2(d) and 9.2(n) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by, or minutes of the respective meetings of, the PCB Board and the PCB stockholders evidencing the taking of all corporate action necessary to authorize the Merger, the execution, delivery and performance of this Agreement and all other action required hereby, all in such reasonable detail as NCC and its counsel shall request.

(d)     Net Worth Requirement. As of the close of business on the last Business Day prior to the Closing Date (the “PCB Measuring Date”), the Adjusted PCB Shareholders’ Equity shall not be less than $26,000,000, as determined in accordance with GAAP. For purposes of this Section 9.2(d), “Adjusted PCB Shareholders’ Equity” means the equity of PCB as set forth on the balance sheet of PCB on the PCB Measuring Date (excluding any Conforming Adjustments), minus any unrealized gains or plus any unrealized losses (as the case may be) in PCB’s securities portfolio due to mark-to-market adjustments as of the PCB Measuring Date and after adding the sum of (i) all fees and expenses of all attorneys, accountants, the PCB Financial Advisor and other advisors and agents for PCB and its Subsidiaries for services rendered solely in connection with the transactions contemplated by this Agreement and that do not exceed in the aggregate $800,000 (exclusive of reasonable costs paid to or advanced by such advisors) and (ii) the payments, if any, made by PCB (A) pursuant to the Employment Agreement Termination Letters and (B) as required by the terms of the change in control agreement described on Schedule 9.2(d)(ii), and (iii) the premiums, if any, paid by PCB for the D&O Insurance in accordance with Section 8.12(c).

(e)     Conforming Adjustments. The Conforming Adjustments shall have been made to the satisfaction of NCC in its reasonable discretion.

(f)     Indebtedness. PCB shall have delivered to NCC payoff letters, in form and substance acceptable to NCC, from the appropriate Persons relating to all items of Indebtedness (the “Payoff Letters”), together with all Lien release documents related to such Indebtedness and UCC-3 termination statements with respect to the financing statements filed against the Assets of PCB or any of the PCB Subsidiaries, in each case, in form and substance acceptable to NCC, and all such Indebtedness shall have been paid, satisfied or discharged in full by PCB prior to the Closing Date.

(g)     Matters Relating to 280G Taxes. NCC shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that PCB shall have taken any and all reasonably necessary steps such that the Merger will not trigger any “excess parachute payment” (as defined in Section 280G of the IRC) under any employment agreements, change in control agreements, PCB Benefit Plans, supplemental compensation, retirement or similar arrangements between a PCB Company and any officers, directors or employees thereof.

(h)     Employment Matters. NCC shall have received documentation reasonably satisfactory to NCC that all of the Employment Agreement Termination Letters and all of the Employment Agreements have been duly executed and delivered concurrently with the execution of this Agreement and shall become fully binding and effective immediately prior to the Effective Time or as of the Effective Time, respectively, and that each of the individuals listed on Schedule 9.2(h) shall become employees of NBC as of the Effective Time under the terms of the Employment Agreements.

(i)     Regulatory Matters. No Governmental Authority or Regulatory Authority or the staff thereof shall have (i) asserted that any PCB Company is not in material compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any PCB Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of NCC, restricts or impairs the conduct of such PCB Company’s business or future prospects.

(j)     Absence of Adverse Facts. There shall have been no determination by NCC in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the judgment of NCC, (i) would have a Material Adverse Effect on, or that may be foreseen to have a Material Adverse Effect on, PCB or the consummation of the transactions provided for in this Agreement, (ii) would be materially adverse to the interests of NCC on a consolidated basis or (iii) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange.

(k)     Consents Under Agreements. PCB shall have obtained all Consents or approvals of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Association to, or the continuation by a PCB Subsidiary of, as the case may be, any obligation, right or interest of PCB or such PCB Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease, license, Contract or other agreement or instrument, except those for which failure to obtain such Consents and approvals would not in the reasonable opinion of NCC, individually or in the aggregate, have a Material Adverse Effect on the Surviving Association or the PCB Subsidiary at issue or upon consummation of the transactions provided for in this Agreement.

(l)     Material Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority that, in connection with the grant of any Consent by any Regulatory Authority, imposes any restriction or condition on NCC or any NCC Subsidiary, that, even if not reasonably likely to have a Material Adverse Effect on NCC, in the opinion of NCC is materially and unreasonably burdensome on NCC’s business following the Effective Time or that would reduce the economic benefits of the transactions contemplated by this Agreement to NCC to such a degree that NCC would not have entered into this Agreement had such condition or restriction been known to it at the date hereof.

(m)     Certification of Claims. PCB shall have delivered a certificate to NCC that PCB is not aware of any pending, threatened or potential claim against the directors or officers of any of the PCB Companies or under the directors’ and officers’ insurance policy or the fidelity bond coverage of PCB or any PCB Company.

(n)     Loan Portfolio. NCC shall have received Schedule 5.9(a)(iv) updated as of the PCB Measuring Date, and there shall not have been any material increase since the date of this Agreement in the Loans described or required to be described thereon; provided, however, that, regardless of any such increase, the condition in this Section 9.2(n) shall be deemed to be satisfied if the quotient of the aggregate amount of the Classified Loans of PCB as of the PCB Measuring Date, divided by the sum of (i) PCB’s equity, plus (ii) the PCB Allowance, both as set forth on PCB’s balance sheet on the PCB Measuring Date, is less than 0.20.

(o)     PCB Benefit Plans. NCC shall have received such evidence and documentation as it shall have reasonably requested to effectuate the provisions of Section 8.21(c) regarding the PCB Benefit Plans. NCC shall be satisfied that the PCB Options shall be treated in accordance with this Agreement.

(p)     Related Agreements. None of the Voting Agreements, Non-Competition Agreements or Claims Letters delivered pursuant to this Agreement shall have been amended, revoked or terminated by any party thereto (other than by a non-breaching party due to a material breach by NBC or NCC).

(q)     Legal Proceedings. No action, proceeding or claim shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action, claim or proceeding by any Person, against any PCB Company and/or their respective officers or directors that would result in a Material Adverse Effect on such PCB Company.

9.3     Conditions to Obligations of PCB. The obligations of PCB to perform this Agreement and to consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by PCB pursuant to Section 11.4(b) of this Agreement:

(a)     Representations and Warranties. The representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of NCC set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties of NCC set forth in Section 6.6 (Absence of Certain Changes or Events) and Section 6.10 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

(b)     Performance of Obligations. Each and all of the agreements, obligations and covenants of NCC to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)     Certificates. NCC shall have delivered to PCB (i) a certificate, dated as of the Effective Time and signed on its behalf by its President and Chief Executive Officer and its Chief Financial Officer, to the effect that the conditions to PCB’s obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, (ii) certified copies of resolutions duly adopted by the NCC Board evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of this Agreement by NCC, and the consummation of the transactions provided for herein, and (iii) certified copies of resolutions duly adopted by the Board of Directors of NBC and by NCC as the sole stockholder of NBC evidencing the taking of all corporate action necessary to authorize the Merger and the execution, delivery and performance of this Agreement by NBC, and the consummation of the transactions provided for herein, all in such reasonable detail as PCB and its counsel shall request.

(d)     Regulatory Matters. No Governmental Authority or Regulatory Authority or the staff thereof shall have (i) asserted that any NCC Company is not in material compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, or (ii) issued, or required any NCC Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking that, in the reasonable estimation of PCB, restricts or impairs the conduct of such NCC Company’s business or future prospects.

ARTICLE 10

TERMINATION

10.1     Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of PCB, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)     by mutual written consent of the NCC Board and the PCB Board; or

(b)     by the NCC Board or the PCB Board in the event of an inaccuracy of any representation or warranty contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

(c)     by the NCC Board or the PCB Board in the event of a material breach by the other Party of any covenant, agreement or other obligation contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(d)     by the NCC Board or the PCB Board (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if (i) any Consent of any Regulatory Authority required for consummation of the Merger or the other transactions provided for herein shall have been denied by final non-appealable action of such authority or if any action taken by such Regulatory Authority is not appealed within the time limit for appeal, or (ii) the stockholders of PCB fail to vote their approval of this Agreement and the transactions provided for herein as required by applicable Law at the PCB Stockholders’ Meeting where the transactions are presented to such PCB stockholders for approval and voted upon; or

(e)     by the NCC Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to PCB, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to PCB, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by PCB of notice in writing from NCC specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(f)     by the PCB Board if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to NCC, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to NCC, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by NCC of notice in writing from PCB specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g)     by the NCC Board or the PCB Board if the Merger shall not have been consummated on or before 270 days following the date of this Agreement, if the failure to consummate the transactions provided for herein on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g); provided, however, that if on such 270th day approval by a Regulatory Authority is pending and has not been finally resolved or any stockholder litigation referenced in Section 7.6 has not been resolved (by dismissal, settlement or otherwise), such number of days shall be automatically increased from 270 to 360; or

(h)     by the NCC Board or the PCB Board if any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(g) of this Agreement and such failure was not the fault of the terminating Party; or

(i)     by the NCC Board if (i) the holders of in excess of five percent (5%) of the outstanding shares of PCB Common Stock properly assert their dissenters’ rights of appraisal pursuant to applicable Law; or

(j)     by the NCC Board if (i) the PCB Board shall have withdrawn, or adversely modified, or failed upon NCC’s request to reconfirm its recommendation of the Merger or this Agreement, (ii) the PCB Board shall have approved or recommended to the stockholders of PCB that they approve an Acquisition Proposal other than that contemplated by this Agreement, (iii) PCB fails to call the PCB Stockholders’ Meeting or otherwise breaches its obligations in Section 8.4 hereof, or (iv) any Person (other than PCB or an Affiliate of PCB) or group becomes the beneficial owner of 50% or more of the outstanding shares of PCB Common Stock; or

(k)     by the PCB Board if it concludes in good faith that an Acquisition Proposal constitutes a Superior Proposal and (after consultation with outside legal counsel) that failure to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal would likely result in a violation of its fiduciary duties under applicable Law; provided, however, that the PCB Board may not terminate this Agreement pursuant to this Section 10.1(k) unless and until (i) PCB shall have complied with the terms of this Agreement; (ii) the PCB Board determines in good faith (after consultation with outside legal counsel) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by NCC under this Section 10.1(k); (iii) the PCB Board has given NCC at least three (3) Business Days’ prior written notice of its intention to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (which notice shall specify the material terms and conditions of any such Superior Proposal, including the identity of the Person making such Superior Proposal) and has contemporaneously provided to NCC an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and (iv) PCB has negotiated, and has caused its representatives to negotiate, in good faith with NCC during such notice period (to the extent that NCC wishes to negotiate) to enable NCC to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of such Superior Proposal, PCB shall, in each case, be required to deliver to NCC a new written notice, the notice period shall recommence, and PCB shall be required to comply with its obligations under this Section 10.1(k) with respect to such new written notice. Any termination under this Section 10.1(k) shall be subject to NCC’s receipt of the Termination Fee as set forth in Section 10.2(b), and if such amount is not received by NCC in accordance therewith, any purported termination pursuant to this Section 10.1(k) shall be null and void. PCB agrees (x) that it will not enter into a definitive agreement with respect to any Superior Proposal until at least the fifth (5th) Business Day after it has provided the notice to NCC required hereby, and (y) to notify NCC promptly in writing if its intention to enter into a definitive agreement as referred to in its notification shall change at any time after giving such notification; or

(l)       by the PCB Board if both of the following conditions are satisfied:

(i)      the Average Quoted Price is less than $33.33 (calculated as 80% of the Starting Price); and

(ii)     the quotient obtained by dividing the Average Quoted Price by the Starting Price is less than 80% of the quotient obtained by dividing the Average Index Price on the Determination Date by $ 4,257.24 (calculated as the Average Index Price on the Nasdaq trading day prior to the effective date of this Agreement).

If the PCB Board elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to NCC at any time during the two (2) Business Day period commencing on the Business Day following the Determination Date; provided, however, that such notice of election to terminate may be withdrawn at any time within the aforementioned two (2) Business Day period. During the two (2) Business Day period commencing on the Business Day following the day on which NCC receives such notice, NCC shall have the option, but not the obligation, to increase the consideration to be paid for each share of PCB Common Stock by making a cash payment (as part of the Merger consideration in addition to, and not in lieu of, the Per Share Exchange Ratio and the Per Share Cash Consideration) for each share of PCB Common Stock (the “Additional Cash Payment Per Share”) in an amount (rounded to the nearest cent) equal to the product of (x) the Per Share Exchange Ratio and (y) the difference between (i) $33.33 (calculated as 80% of the Starting Price) and (ii) the Average Quoted Price; provided, however, that NCC shall not be permitted to elect to make the Additional Cash Payment Per Share if making such cash payments would preclude issuance of the opinion of counsel referred to in Section 9.1(e).

If NCC makes this election within such two (2) Business Day period, it shall give prompt written notice to PCB of such election, whereupon no termination shall have occurred pursuant to this Section 10.1(l), and this Agreement shall remain in effect in accordance with its terms. If the Closing Date would naturally occur during NCC’s two (2) Business Day option period pursuant to the terms of this Agreement, the Closing Date shall be extended until a date selected by NCC no more than ten (10) Business Days following the close of such two-day period (unless NCC does not exercise its option and the Agreement is thereby terminated).

PCB and the PCB Subsidiaries shall not, and shall use their best efforts to ensure that their respective executive officers, directors, and stockholders who may be deemed an “affiliate” (as defined in SEC Rules 145 and 405) of PCB do not, purchase or sell on Nasdaq, or submit a bid to purchase or an offer to sell on Nasdaq, directly or indirectly, any shares of NCC Common Stock or any options, rights or other securities convertible into shares of NCC Common Stock during the determination period for the Average Quoted Price.

For purposes of this Section 10.1(l), the following terms shall have the meanings indicated:

“Average Index Price” on a given date means the price (rounded to two decimal places) derived by adding the closing price of the Nasdaq Bank Index as reported by Bloomberg LP (symbol: CBNK) on each of the ten (10) consecutive Nasdaq trading days ending on such given date, and dividing such sum by ten (10).

“Average Quoted Price” has the meaning defined in Section 11.1.

“Determination Date” means the Nasdaq trading day ending on the fifth (5th) Business Day prior to the Closing Date.

“Starting Price” means $41.67.

The calculations pursuant to this Section 10.1(l) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into NCC Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of NCC Common Stock outstanding after the date hereof and prior to the Closing Date.

10.2     Effect of Termination.

(a)     In the event of a termination of this Agreement by either the NCC Board or the PCB Board as provided in Section 10.1, this Agreement shall become void and there shall be no Liability or obligation on the part of NCC or PCB or their respective Subsidiaries or any of the officers or directors of any of them, except that this Section 10.2 and Article 11 and Sections 8.2 (Access to Information) and 8.7 (Expenses) of this Agreement shall survive any such termination; provided, however, that nothing herein shall relieve any breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination.

(b)     In the event that this Agreement is terminated (i) by the NCC Board pursuant to Section 10.1(j), (ii) by the PCB Board pursuant to Section 10.1(k), or (iii) otherwise by the PCB Board at a time when the NCC Board or NCC has grounds to terminate the Agreement pursuant to Section 10.1(j), then PCB shall, in the case of clause (i), two (2) Business Days after the date of such termination or, in the case of clause (ii) or (iii), on the date of such termination, pay to NCC, by wire transfer of immediately available funds, the amount of $2,500,000 (the “Termination Fee”).

(c)     In the event that (i) after the date of this Agreement an Acquisition Proposal shall have been publicly disclosed or any Person shall have publicly disclosed that, subject to the Merger being disapproved by PCB stockholders or otherwise rejected, it will make an Acquisition Proposal with respect to PCB, and thereafter this Agreement is terminated by the NCC Board or the PCB Board pursuant to Section 10.1(d)(ii), and (ii) concurrently with such termination or within nine (9) months of such termination PCB enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal, then PCB shall, upon the earlier of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal, pay to NCC, by wire transfer of immediately available funds, the Termination Fee.

(d)     PCB acknowledges that the agreements contained in Sections 10.2(b) and 10.2(c) are an integral part of the transactions provided for in this Agreement, and that, without these agreements, NCC would not enter into this Agreement; accordingly, if PCB fails to promptly pay the amount due pursuant to Section 10.2(b) or Section 10.2(c), as the case may be, and, in order to obtain such payment, NCC commences a suit which results in a judgment for any of the Termination Fee, PCB shall pay NCC its costs and expenses (including attorneys’ fees) in connection with such suit.

(e)     Notwithstanding anything to the contrary in this Agreement, other than in the case of a willful breach of this Agreement, the payment of the Termination Fee pursuant to this Section 10.2 shall fully discharge PCB from, and be the sole and exclusive remedy of NCC and NBC with respect to, any and all losses that may be suffered by them based upon, resulting from, or rising out of the circumstances give rise to such termination of this Agreement. In no event shall PCB be required to pay the Termination Fee on more than one occasion.

10.3     Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply in whole or in part after the Effective Time.

Article 11
MISCELLANEOUS

11.1     Definitions.     Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal,” with respect to PCB, means a tender or exchange offer, proposal for a merger, acquisition of all the stock or Assets of, consolidation or other business combination involving PCB or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 10% of the voting power in, or more than 10% of the business, Assets or deposits of, PCB or any of its Subsidiaries, including a plan of liquidation of PCB or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other Regulatory Authority with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage Loans originated, purchased or serviced by any PCB Company or (ii) originate, purchase, or service mortgage Loans, or otherwise promote mortgage lending, including state and local housing finance authorities.

“Agreement” means this Agreement and Plan of Merger, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Quoted Price” means the price (rounded to two decimal places) derived by adding the closing price of one share of NCC Common Stock as reported on Nasdaq on each of the ten (10) consecutive trading days ending on the fifth Business Day prior to the Closing Date, and dividing such sum by ten (10).

“Business Day” means any day other than a Saturday, a Sunday or a day on which national banking institutions in Alabama or Florida are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Classified Loans” means Loans that have been classified by any bank examiner, whether regulatory or internal, or, in the exercise of reasonable diligence by PCB or by any Regulatory Authority, should have been classified, as “other loans Specifically Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List,” “Criticized,” “Credit Risk Assets,” “concerned loans” or words of similar import.

“Closing” means the closing of the Merger and the other transactions provided for herein, as described in Section 1.2 of this Agreement.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, debenture, instrument, trust agreement, guarantee, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Designated Representative”

(a)     with respect to PCB, means James F. Kuhlman; and

(b)     with respect to NCC, means William E. Matthews, V; and/or Richard Murray, IV.

“DGCL” means the Delaware General Corporation Law, as amended.

“Effective Time” means the date and time at which the Merger becomes effective as provided in Section 1.3 of this Agreement.

“Employment Laws” means all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, Workers’ Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

“Environmental Laws” means all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any related company or trade or business that is required to be aggregated with any PCB Company under Sections 414(b), (c), (m) or (o) of the IRC.

“Exchange Agent” means Broadridge Corporate Issuer Solutions, Inc.

“FBCA” means the Florida Business Corporation Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Authority” means any government or political subdivision or regulatory authority, whether federal, state, local or foreign, or any agency, commission, bureau, department, authority, court, arbitration tribunal or instrumentality of any such government or political subdivision or regulatory authority.

“Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“Indebtedness” means the aggregate amount (including the current portion thereof), without duplication, of:

(a)      all of PCB’s and each PCB Subsidiary’s indebtedness, contingent or otherwise, for money borrowed from others, purchase money indebtedness (other than accounts payable by PCB or a PCB Subsidiary to any Person in the ordinary course of business to the extent such accounts payable are not more than ninety (90) days past due) and reimbursement obligations of PCB or a PCB Subsidiary with respect to letters of credit;

(b)      all of the indebtedness and obligations of the type described in clause (a) of this definition guaranteed in any manner by PCB or a PCB Subsidiary through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the ordinary course of business;

(c)      all of the indebtedness or obligations of the type described in clauses (a) and (b) of this definition secured by any Lien upon property owned by PCB or a PCB Subsidiary, even though neither PCB nor a PCB Subsidiary has in any manner become liable for the payment of such indebtedness;

(d)      all of PCB’s or a PCB Subsidiary’s obligations to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property that are required to be classified and accounted for as capital leases on a consolidated balance sheet of PCB as of such date computed in accordance with GAAP;

(e)      the deferred purchase price of Assets, property or services incurred outside the ordinary course of business by PCB or a PCB Subsidiary;

(f)      all indebtedness of others guaranteed or in effect guaranteed directly or indirectly in any manner by PCB or a PCB Subsidiary;

(g)      all obligations pursuant to which PCB or a PCB Subsidiary is responsible for any earn-out or similar contingent purchase price payment arising from events occurring on or before the Effective Time; and

(h)      all accrued but unpaid interest expense and all penalties, fees, charges and prepayment premiums that are payable, in each case with respect to any of the indebtedness or obligations described in this definition, including as a result of the entry into this Agreement and the consummation of the Merger (including any repayment of Indebtedness at or prior to the Effective Time).

“Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage Loans originated, purchased or serviced by any PCB Company, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage Loans or the related collateral.

“IRC” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Party or any of its Subsidiaries means the actual knowledge of the officers and directors of such Party or its Subsidiary, as applicable, and that knowledge that any director of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such Party or its Subsidiary, as applicable, and that knowledge that any executive officer of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party or its Subsidiary, as applicable.

“Law” means any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) Liens for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Litigation” means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including, without limitation, Contracts related to it), or the transactions provided for in this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage Loan originated, purchased or serviced by any PCB Company or a security backed by or representing an interest in any such mortgage Loan.

“Loan Property” means any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” on a Party means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations, business or prospects of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions provided for in this Agreement; provided, however, that “material adverse impact” shall not be deemed to include the impact of (w) changes in, or effects arising from or relating to, general business or economic conditions affecting the industry in which a Party operates, (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts of Governmental Authorities, (y) changes in GAAP or RAP generally applicable to banks and their holding companies and (z) the Merger or the announcement of the Merger on the operating performance of the Parties, except to the extent that the changes described in clauses (w), (x) and (y) have a materially disproportionate adverse effect on such Party relative to other similarly situated participants in the markets in which such Party operates.

“Merger” means the merger of PCB with and into NBC referred to in the Preamble of this Agreement.

“Nasdaq” means the Nasdaq Global Select Market System.

“NCC Board” means the Board of Directors of NCC.

“NCC Common Stock” means the common stock of NCC, par value $0.01 per share.

“NCC Companies” means, collectively, NCC and all NCC Subsidiaries.

“NCC Financial Statements” means (i) the audited consolidated balance sheets (including related notes and schedules, if any) of NCC as of December 31, 2017, 2016 and 2015, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, and (ii) the consolidated balance sheets of NCC (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2017.

“NCC Preferred Stock” means the preferred stock of NCC, par value $0.01 per share.

“NCC Subsidiaries” means the Subsidiaries of NCC.

“OCC” means the Office of the Comptroller of the Currency.

“Order” means any administrative decision or award, decrees, injunction, judgment, regulation, directive, consent agreement, memorandum of understanding, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“Participation Facility” means any facility in which a Party or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

“Party” means PCB, NCC or NBC, and “Parties” means PCB, NCC and NBC.

“PCB Board” means the Board of Directors of PCB.

“PCB Call Reports” means (i) the Reports of Income and Condition of PCB for the years ended December 31, 2017, 2016 and 2015, as filed with the FDIC; and (ii) the Reports of Income and Condition of PCB delivered by PCB to NCC with respect to periods ended subsequent to December 31, 2017.

“PCB Common Stock” means the common stock of PCB, par value $5.00 per share.

“PCB Companies” means, collectively, PCB and all PCB Subsidiaries.

“PCB Financial Statements” means (i) the audited balance sheets (including related notes and schedules, if any) of PCB as of December 31, 2017, 2016 and 2015, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Hacker, Johnson & Smith PA, independent certified public accountants, and (ii) the unaudited balance sheets of PCB (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2017.

“PCB Preferred Stock” means the preferred stock of PCB, par value $1.00 per share.

“PCB Stock Option Plans” means (i) the 1st Manatee Bank Amended and Restated Stock Option Plan, (ii) the 1st Manatee Bank 2015 Stock Option Plan and (iii) the 1st Manatee Bank 2017 Stock Option Plan.

“PCB Stockholders’ Meeting” means the meeting of the stockholders of PCB to be held pursuant to Section 8.4 of this Agreement, including any adjournment or adjournments thereof.

“PCB Subsidiaries” means the Subsidiaries of PCB and any corporation, bank, savings association or other organization formed or acquired as a Subsidiary of PCB in the future and owned by PCB at the Effective Time.

“Permit” means any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

“RAP” means regulatory accounting principles.

“Regulatory Authorities” means, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the OCC, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, Nasdaq and the SEC.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” means all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Superior Proposal” means a bona fide written Acquisition Proposal that the PCB Board concludes in good faith to be more favorable from a financial point of view to PCB’s stockholders than the Merger and the other transactions contemplated hereby, after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm, NCC agreeing that the PCB Financial Advisor is a nationally recognized investment banking firm), after taking into account (i) the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (ii) all legal (with the advice of outside legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 10%” in the definition of Acquisition Proposal shall be deemed to be references to “100%” and the definition of Acquisition Proposal shall only refer to a transaction involving PCB and not its Subsidiaries.

“Tax” or “Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(b)     Capitalized terms defined in other Sections of this Agreement shall have the definitions set forth in such Sections, as indicated below.

Defined Term	Section

Acquisition Agreement	7.5(a)

Additional Cash Payment Per Share	10.1(l)

Adjusted PCB Shareholders’ Equity	9.2(d)

Average Index Price	10.1(l)

Certificate of Objections	8.5

Closing Date	1.2

COBRA Coverage	5.14(f)(i)

Conforming Adjustments	8.11

Covered Employees	8.19(a)

Cutoff	4.2

D&O Insurance	8.12(c)

Determination Date	10.1(l)

Dissenter Provisions	3.3

Defined Term	Section

Dissenting Shares	3.3

Dissenting Stockholder	3.3

Employment Agreements	8.17(b)

Employment Agreement Termination Letters	8.17(a)

Identifiable Personal Information	5.31

Indemnified Party	8.12(a)

Loans	5.9(a)(i)

Maximum D&O Tail Premium	8.12(c)

NBC	Preamble

NCC	Preamble

NCC Financial Advisor	6.16

NCC Option	3.1(f)

OFAC	5.12(b)

Option Conversion Ratio	3.1(e)(i)

Payoff Letters	9.2(f)

PCB	Preamble

PCB Advisory Fee	5.24

PCB Allowance	5.9(a)(v)

PCB Benefit Plans	5.14(a)

PCB Certificate	4.1

PCB Contracts	5.15

PCB Dissenting Shares	3.3

Defined Term	Section

PCB ERISA Plan	5.14(a)

PCB Financial Advisor	5.24

PCB Litigation Reserve	5.9(a)(v)

PCB Measuring Date	9.2(d)

PCB Option	3.1(f)

PCB OREO Reserve	5.9(a)(v)

Per Share Cash Consideration	3.1(d)

Per Share Exchange Ratio	3.1(d)

Per Share Merger Consideration	3.1(d)

Proxy Statement-Prospectus	5.18

Related Interest	5.15

Starting Price	10.1(l)

Surviving Association	1.1

S-4 Registration Statement	5.18

Takeover Laws	5.28

Tax Opinion	9.1(e)

Termination Fee	10.2(b)

11.2     Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the Parties hereto with respect to the transactions provided for herein and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.3     Amendments. This Agreement may be amended by NCC and PCB, by action taken or authorized by their respective Boards, at any time before or after approval of the matters presented in connection with this Agreement by the stockholders of PCB; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of PCB, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of NCC and PCB.

11.4     Waivers.

(a)     Prior to or at the Effective Time, NCC, acting through its Board, President and Chief Executive Officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by PCB, to waive or extend the time for the compliance or fulfillment by PCB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of NCC and/or NBC under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of NCC. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that NCC, NBC and/or their respective representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b)     Prior to or at the Effective Time, PCB, acting through the PCB Board, Chief Executive Officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by NCC or NBC, to waive or extend the time for the compliance or fulfillment by NCC or NBC of any and all of their respective obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of PCB under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of PCB. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that PCB and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

11.5     Assignment. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.6     Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage prepaid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to PCB, to:	Premier Community Bank of Florida
901Venetia Bay Boulevard, Suite 100 Venice, FL 34285 Attention: James F. Kuhlman

with a copy to:	Smith Mackinnon, PA
Citrus Center, Suite 1200 255 South Orange Avenue Orlando, Florida 32801 Attention: John P. Greeley, Esq.

If to NCC or NBC, to:	National Commerce Corporation
813 Shades Creek Parkway, Suite 100 Birmingham, AL 35209 Attention: William E. Matthews, V

with a copy to:	Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North 2400 Regions/Harbert Plaza Birmingham, AL 35203 Attention: John P. Dulin, Jr., Esq.

11.7     Brokers and Finders. Except as provided in Section 5.24, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions provided for herein. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by PCB or NCC, each of PCB and NCC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability with respect to any such claim.

11.8     Governing Law; Jury Waiver. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of Laws, except to the extent federal Law shall be applicable. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8.

11.9     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document. The exchange of copies of this Agreement and of signature pages by fax, e-mail or similar electronic means shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Transmission of executed counterparts by fax, e-mail or similar electronic means shall have the same effect as physical delivery of manually signed originals.

11.10     Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement are for reference purposes only and are not part of this Agreement.

11.11     Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any dispute or action between the Parties arising out of this Agreement, including any Litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing Party shall be entitled to have and recover from the other Party all reasonable fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys’ fees).

11.12     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13     Construction of Terms. Where the context so requires or permits, use of the singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein shall be computed in accordance with, generally accepted accounting principles consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

11.14     Exhibits and Schedules. Each of the Exhibits and Schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made. The disclosures in the Schedules to this Agreement relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

11.15     No Third Party Beneficiaries. Except for (a) if the Effective Time occurs, Section 8.12, which is intended to benefit each Indemnified Party and his or her heirs and representatives, and (b) if the Effective Time occurs, the right of the holders of PCB Common Stock to receive the Per Share Merger Consideration payable pursuant to this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any right, remedies, obligations or Liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

11.16     Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to or following the Effective Time, NCC shall be entitled to revise the structure of the Merger in order to substitute a different NCC Subsidiary (or no NCC Subsidiary) in the place of NBC, whereby PCB or such other NCC Subsidiary would be the surviving bank upon consummation of the Merger, or whereby the Merger would be abandoned, provided in any case that each of the transactions comprising such revised structure shall (a) fully qualify as, or fully be treated as part of, one or more tax free reorganizations within the meaning of Section 368(a) of the IRC, (b) be capable of consummation in as timely a manner as the Merger provided for herein, and (c) not otherwise be prejudicial to the interests of PCB’s stockholders. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by its respective authorized officers as of the day and year first above written.

National Commerce Corporation
Attest:

By:	/s/ Cindy Payton	By:	/s/ Richard Murray, IV
	Cindy Payton	Its:	President and Chief Executive Officer
Secretary

National Bank of Commerce
Attest:

By:	/s/ Cindy Payton	By:	/s/ Richard Murray, IV
	Cindy Payton	Its:	President and Chief Executive Officer
Secretary

Premier Community Bank of Florida
Attest:

By:	/s/ Kristen Sanders	By:	/s/ James F. Kuhlman
	Executive Assistant	Its:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Appendix B

APPLICABLE DISSENT PROVISIONS

Florida Statutes

658.41     Merger; resulting state or national bank.

(1)         Upon filing of an application with the office by the constituent banks or trust companies, and upon approval by the office, banks and state trust companies may be merged with a resulting state bank or state trust company, as prescribed in this code, except that the action by a constituent national bank shall be taken in the manner prescribed by, and shall be subject to, any limitations or requirements imposed by any law of the United States applicable thereto, which shall also govern the rights of its dissenting shareholders; and the terms and provisions of the plan of merger and merger agreement required by s. 658.42, as they relate to a constituent national bank, shall conform with such federal laws. The application shall be accompanied by a plan of merger and merger agreement as provided in s. 658.42.

(2)      The laws of this state do not restrict the right of a state bank or state trust company to merge with a resulting national bank or out-of-state bank. In such case the action to be taken by a constituent state bank or state trust company, and its rights and liabilities and those of its shareholders, are the same as those prescribed for constituent national banks at the time of the action by the applicable federal law and not the law of this state.

United States Code

§215a.    Merger of national banks or State banks into national banks.

. . .

(b) Dissenting shareholders

If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) Valuation of shares

The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

B-1

Appendix C

Fairness Opinion of Hovde Group, LLC

to the PCB Board of Directors

March 20, 2018

Board of Directors

Premier Community Bank of Florida

900 53rd Avenue, East
Bradenton, FL 34203

 Gentlemen:

Hovde Group, LLC (“we” or “Hovde”) understand that National Commerce Corporation (“NCC”), a corporation organized and existing under the Laws of the State of Delaware, with its principal office in Birmingham, Alabama, National Bank of Commerce (“NBC”), a national banking association organized and existing under the Laws of the United States, with its principal office in Birmingham, Alabama, and Premier Community Bank of Florida (“PCB”), a Florida banking corporation, with its principal office in Bradenton, Florida (collectively the “Parties” and each a “Party”), are about to enter into an Agreement and Plan of Merger to be dated on or about March 20, 2018 (the “Agreement”). Subject to the terms and conditions of the Agreement, at the Effective Time, PCB shall be merged with and into NBC in accordance with the provisions of 12 U.S.C. § 215a-1 and other applicable state and federal banking Laws (the “Merger”). At the Effective Time, the separate corporate existence of PCB shall cease, and NBC shall be the surviving association resulting from the Merger (the “Surviving Association”) and shall continue to be governed by the Laws of the United States and the National Bank Act. Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement. For purposes of our analysis and opinion, Agreement as used herein shall refer to the draft Agreement dated March 11, 2018 provided to Hovde by PCB.

Subject to the provisions of Article 3 of the Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of NCC, NBC, PCB or the holders of any shares of capital stock thereof, each share of PCB Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares cancelled pursuant to Section 3.1(c) of the Agreement and (ii) shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.3 of the Agreement) shall cease to be outstanding and shall be converted into and exchanged for the right to receive (i) 0.4218 shares of NCC Common Stock (the “Per Share Exchange Ratio”), plus (ii) $0.93 in cash, without interest (the “Per Share Cash Consideration”), plus (iii) any cash, without interest, in lieu of fractional shares as specified in Section 3.4 of the Agreement. The Per Share Exchange Ratio and the Per Share Cash Consideration are collectively referred to as the “Per Share Merger Consideration”.

Board of Directors

Premier Community Bank of Florida

March 20, 2018

We note that pursuant to the Agreement, at the Effective Time, each outstanding and unexercised option to purchase shares of PCB Common Stock pursuant to the PCB Stock Option Plans (each, a “PCB Option”) will cease to represent an option to purchase PCB Common Stock and will be converted automatically into an option to purchase NCC Common Stock (each, a “NCC Option”), and NCC will assume each PCB Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to any instrument, plan or agreement governing such PCB Option; provided, however, that, after the Effective Time:

1.

the number of shares of NCC Common Stock purchasable upon exercise of each PCB Option will equal the product of (A) the number of shares of PCB Common Stock that were purchasable under the PCB Option immediately before the Effective Time and (B) 0.4440 (the “Option Conversion Ratio”), rounded to the nearest whole share; and

2.

the per share exercise price for each PCB Option will equal the quotient obtained by dividing (A) the per share exercise price of the PCB Option in effect immediately before the Effective Time by (B) the Option Conversion Ratio, rounded to the nearest cent.

Additionally, we note that each PCB Option that is intended to be an “incentive stock option” (as defined in Section 422 of the IRC) will be adjusted in accordance with the requirements of Section 424 of the IRC. As of the date hereof, the PCB Options provide for the purchase of no more than an aggregate of 219,717 additional shares of PCB Common Stock. As soon as practicable after the Effective Time, NCC shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms) with the SEC with respect to each of the PCB Stock Option Plans assumed by NCC and the shares of NCC Common Stock subject to the assumed PCB Options that were originally granted under such PCB Stock Option Plans. NCC shall use its reasonable efforts to maintain the effectiveness of each such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such assumed PCB Options remain outstanding. Subject to the foregoing, the PCB Stock Option Plans shall be frozen as of the Effective Time such that no additional options shall be available or granted thereunder following the Effective Time.

We also note that the Agreement provides that, assuming (i) there are no Dissenting Shares, (ii) there is no adjustment to the Per Share Exchange Ratio or the Option Conversion Ratio pursuant to Section 3.2, (iii) none of the PCB Options is exercised prior to the Effective Time, and (iv) following the Effective Time, all of the NCC Options are exercised by the holders thereof by paying the exercise price in cash, the holders of PCB Common Stock, PCB Options and NCC Options shall have the right to receive, in the aggregate, a maximum of 1,124,975 shares of NCC Common Stock and a maximum of $2,265,29 in aggregate Per Share Cash Consideration as a result of the Merger.

With your approval and consent, we have assumed for purposes of our analysis and opinion that, based upon the closing price of NCC common stock as of March 16, 2018 of $46.10, the total value of the Per Share Merger Consideration equals $49,269,376, and the total value of the Seller Stock Option Payment equals $2,271,065, and therefore the total value of the Merger (the Per Share Merger Consideration plus the Seller Stock Option Payment) equals $51,900,442.

We further note that, subject to the provisions of Section 10.1, the Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time. PCB may terminate the Agreement if both of the following conditions are satisfied:

(i)         the Average Quoted Price is less than $33.33 (calculated as 80% of the Starting Price); and

(ii)        the quotient obtained by dividing the Average Quoted Price by the Starting Price is less than 80% of the quotient obtained by dividing the Average Index Price on the Determination Date by the Average Index Price on the Nasdaq trading day prior to the effective date of the Agreement.

Board of Directors

Premier Community Bank of Florida

March 20, 2018

If PCB elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to NCC at any time during the two (2) Business Day period commencing on the Business Day following the Determination Date; provided, however, that such notice of election to terminate may be withdrawn at any time within the aforementioned two (2) Business Day period.  During the two (2) Business Day period commencing on the Business Day following the day on which NCC receives such notice, NCC shall have the option, but not the obligation, to increase the consideration to be paid for each share of PCB Common Stock by making a cash payment (as part of the Merger consideration in addition to, and not in lieu of, the Per Share Exchange Ratio and the Per Share Cash Consideration) for each share of PCB Common Stock (the “Additional Cash Payment Per Share”) in an amount (rounded to the nearest cent) equal to the product of (x) the Per Share Exchange Ratio and (y) the difference between (i) $33.33 (calculated as 80% of the Starting Price) and (ii) the Average Quoted Price; provided, however, that NCC shall not be permitted to elect to make the Additional Cash Payment Per Share if making such cash payments would preclude issuance of the opinion of counsel referred to in Section 9.1(e).  In the event that the Agreement is terminated pursuant to Section 10.1 of the Agreement, PCB shall pay to NCC by wire transfer of immediately available funds, the amount of $2,500,000 (the “Termination Fee”).

The consummation of the Merger is subject to certain provisions set forth in Section 9.2 of the Agreement, unless waived by Buyer pursuant to Section 11.4(a). Section 9.2(d) stipulates a requirement for PCB to have as of the close of business on the last Business Day prior to the Closing Date, Adjusted PCB Shareholders’ Equity (calculated pursuant to Section 9.2(d)) of no less than $26,000,000. We have assumed, with your approval and consent, for purposes of our analysis and opinion that (i) there will be no termination or cancellation of the Merger, (ii) there will be no adjustments to the Per Share Merger Consideration or the Seller Stock Option Payment, (iii) all conditions to Closing will be met, and (iv) the Merger will be consummated on substantially the terms set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Merger Consideration to the stockholders of PCB. This opinion addresses only the fairness of the Per Share Merger Consideration to be paid in connection with the Merger, and we are not opining on any individual stock, cash, option, or other components of the consideration.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed a draft of the Agreement dated March 11, 2018, as provided to Hovde by PCB;

(i)	reviewed unaudited financial statements for PCB and NCC for the twelve-month period ended December 31, 2017;

(ii)	reviewed certain historical annual reports of each of PCB and NCC, including audited annual reports for the year ending December 31, 2016;

(iii)	reviewed certain historical publicly available business and financial information concerning each of PCB and NCC;

Board of Directors

Premier Community Bank of Florida

March 20, 2018

(iv)	reviewed certain internal financial statements and other financial and operating data concerning PCB;

(v)	reviewed financial projections prepared by certain members of senior management of PCB;

(vi)

discussed with certain members of senior management of PCB the business, financial condition, results of operations and future prospects of PCB; the history and past and current operations of PCB; PCB’s historical financial performance; and their assessment of the rationale for the Merger;

(vii)	reviewed a due diligence report on NCC dated March 15, 2018 prepared for PCB by Saltmarsh, Cleveland & Gund, certified public accountants, and provided to Hovde by PCB;

(vii)

reviewed and analyzed materials detailing the Merger prepared by PCB and NCC and by their respective legal and financial advisors, including the estimated amount and timing of the cost savings and related expenses, purchase accounting adjustments and synergies expected to result from the Merger (the “Synergies”);

(ix)

analyzed the pro forma financial impact of the Merger on the combined company’s earnings, tangible book value, financial ratios and other such metrics we deemed relevant, giving effect to the Merger based on assumptions relating to the Synergies;

(x)	reviewed publicly available consensus mean analyst earnings per share estimates for NCC for the years ending December 31, 2018 and December 31, 2019;

(xi)	assessed current general economic, market and financial conditions;

(xii)

reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(xiii)	taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;

(xiv)	reviewed historical market prices and trading volumes of NCC common stock;

(xv)	reviewed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis; and

(xvi)	performed such other analyses and considered such other factors as we have deemed appropriate.

Board of Directors

Premier Community Bank of Florida

March 20, 2018

We have assumed, without investigation, that there have been, and from the date hereof through the Effective Date will be, no material changes in the financial condition and results of operations of PCB or NCC since the date of the latest financial information described above. We have further assumed, without independent verification, that the representations and financial and other information included in the Agreement and all other related documents and instruments that are referred to therein or otherwise provided to us by PCB and NCC are true and complete. We have relied upon the management of PCB and NCC as to the reasonableness and achievability of the financial forecasts, projections and other forward-looking information provided to Hovde by PCB and NCC, and we assumed such forecasts, projections and other forward-looking information have been reasonably prepared by PCB and NCC on a basis reflecting the best currently available information and PCB’s and NCC’s judgments and estimates. We have assumed that such forecasts, projections and other forward-looking information would be realized in the amounts and at the times contemplated thereby, and we do not assume any responsibility for the accuracy or reasonableness thereof. We have been authorized by PCB to rely upon such forecasts, projections and other information and data, and we express no view as to any such forecasts, projections or other forward-looking information or data, or the bases or assumptions on which they were prepared.

In performing our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by PCB or NCC or their respective representatives or that was otherwise reviewed by us for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of PCB and NCC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for PCB and NCC are, in the aggregate, adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of PCB or NCC, the collateral securing any such assets or liabilities, or the collectability of any such assets, and we were not furnished with any such evaluations or appraisals. Additionally, we were not requested to and did not review any loan or credit files of PCB or NCC.

We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which PCB or NCC is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed, with your consent, that neither PCB nor NCC is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger contemplated by the Agreement.

Board of Directors

Premier Community Bank of Florida

March 20, 2018

We have relied upon and assumed with your consent and without independent verification, that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by PCB or any other party to the Agreement and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger will be consummated in compliance with all applicable laws and regulations. PCB has advised us that they are not aware of any factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that the necessary regulatory and governmental approvals as granted will not be subject to any conditions that would be unduly burdensome on PCB or NCC or would have a material adverse effect on the contemplated benefits of the Merger.

Our opinion does not consider, include or address: (i) the legal, tax, accounting, or regulatory consequences of the Merger on PCB, or its stockholders; (ii) any advice or opinions provided by any other advisor to the Board or PCB; (iii) any other strategic alternatives that might be available to PCB; or (iv) whether NCC has sufficient cash or other sources of funds to enable it to pay the consideration contemplated by the Merger.

Our opinion does not constitute a recommendation to PCB as to whether or not PCB should enter into the Agreement or to any stockholders of PCB as to how such stockholders should vote at any meetings of stockholders called to consider and vote upon the Merger. Our opinion does not address the underlying business decision to proceed with the Merger or the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of PCB relative to the amount of consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Per Share Merger Consideration is necessarily the highest or best price that could be obtained in a sale, merger, or combination transaction with a third party. We do not express any opinion as to the value of NCC common stock following the announcement of the proposed Merger, or the value of NCC common stock following the consummation of the Merger, or the prices at which shares of NCC common stock may be purchased or sold at any time. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of PCB or NCC.

This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the board of directors of PCB and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement or information statement to be delivered to the holders of PCB Common Stock in connection with the Merger if, and only if, (i) this letter is quoted in full or attached as an exhibit to such document, (ii) this letter has not been withdrawn prior to the date of such document, and (iii) any description of or reference to Hovde or the analyses performed by Hovde or any summary of this opinion in such filing is in a form acceptable to Hovde and its counsel in the exercise of their reasonable judgment.

Our opinion is based solely upon the information available to us and described above, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or to otherwise comment upon events occurring or information that becomes available after the date hereof.

Board of Directors

Premier Community Bank of Florida

March 20, 2018

In arriving at this opinion, Hovde did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by PCB to act as its financial advisor in connection with the Merger. In connection with our services, we will receive from PCB a fairness opinion fee that is contingent upon the issuance of this opinion letter. PCB has also agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement.

Other than in connection with this present engagement, in the past two years, Hovde has not provided investment banking or financial advisory services to PCB. During the past two years preceding the date of this opinion Hovde has not provided any investment banking or financial advisory services to NCC. We or our affiliates may presently or in the future seek or receive compensation from NCC in connection with future transactions, or in connection with potential advisory services and corporate transactions, although to our knowledge none are expected at this time.  In the ordinary course of our business as a broker/dealer, we may from time to time purchase securities from, and sell securities to, PCB or NCC or their affiliates, and as a market maker in securities, Hovde may from time to time have a long or short position in, and buy or sell, debt or equity securities of NCC for its own accounts and for the accounts of customers. Except for the foregoing, during the past two years there have not been, and there currently are no mutual understandings contemplating in the future, any material relationships between Hovde and PCB or NCC.

Based upon and subject to the foregoing review, assumptions and limitations, we are of the opinion, as of the date hereof, that the Per Share Merger Consideration to be paid in connection with the Merger is fair to the holders of PCB Common Stock from a financial point of view.

Sincerely,

HOVDE GROUP, LLC